Exhibit 99.8



QIAGEN N.V.

Annual Report 2025

Table of Contents

Quick Links to Main Sections



Overview

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Management Report

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Corporate Governance

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Supervisory Board Report

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Financial Statements

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Appendices

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Overview

Overview

Growth pillars



QIAcuity digital PCR



QIAstat-Dx



QIAGEN Digital Insights (QDI)



Sample technologies



QuantiFERON

Our strategy at a glance

QIAGEN is a global leader in Sample to Insight solutions, helping customers transform biological samples into valuable molecular insights. In a rapidly evolving healthcare and life sciences landscape, we enable faster, more accurate answers across the continuum from research to clinical care.

Growth pillars

Our strategy is focused on delivering solid profitable growth by sharpening our portfolio around attractive growth pillars where QIAGEN has established leadership positions, differentiated technologies and scalable market opportunities. These growth ambitions are supported by new product launches, focused commercial investments and continued expansion in high-growth applications across Life Sciences and molecular diagnostics.

Efficiency, digitization and disciplined execution

QIAGEN aims for strong, profitable growth by streamlining its portfolio, improving operational efficiency, and digitizing processes. These efforts will free resources for innovation, commercial growth and long-term value creation.

QIAGEN is enhancing efficiency and profitability through portfolio streamlining, organizational simplification, process improvements and site optimization. Central to this strategy is digitization, using digital tools and AI to drive growth, productivity and better decision-making.

Responsibility, empowerment and leadership

Achieving our strategy depends on the strength of QIAGEN's culture. We are focused on building a culture of empowerment, accountability and ownership, supported by a reinvigorated leadership team and clear strategic priorities.

QIAGEN remains committed to responsible business practices and its ESG goals, including a validated target to reach net zero carbon emissions by 2050 and continued contributions to public health partnerships around the world. By combining focused growth, operational discipline and responsible leadership, QIAGEN aims to create sustainable long-term value for customers, patients, employees, shareholders and society.


QIAGEN
QIAcuityDx Four

Digital PCR for research and clinical

QIAcuity digital PCR

QIAcuity is QIAGEN's digital PCR platform designed to deliver highly precise and sensitive nucleic acid detection and quantification. Its nanoplate-based technology enables reliable analysis of complex samples and supports a broad range of applications in research, biopharma and clinical healthcare.

Key features

>3,200
cumulative placements since launch

>270,000
QIAcuity dPCR assays on GeneGlobe

>800
publications referencing QIAcuity dPCR (2025)

Key achievements

Scalable systems
Low- to high-throughput capabilities

Ease of use
Fully integrated walkaway automation

Cost-effective
Faster and lower cost than NGS[1]

High sensitivity and precision
More accurate than qPCR[2]

Rapid time to result
Delivered in ~2 hours compared to droplet digital PCR

[1] NGS - Next-generation sequencing
[2] qPCR - Quantitative PCR


TEST DATA
Run Test Module 3
UI administrator
Not installed
Scan Cartridge Barcode
Cancel
QIAGEN
Astat-Dx Analyzer

Syndromic testing for rapid clinical results

QIAstat-Dx

QIAstat-Dx is QIAGEN's syndromic testing platform, enabling rapid detection of multiple pathogens from a single patient sample. The system is designed to support timely clinical decision-making by delivering actionable results across a range of infectious disease syndromes.

Key features

>5,200
cumulative placements since launch

>70%
of customers use ≥ 3 panel types

~100
countries with QIAstat-Dx customers

Key achievements

Optimized workflow
Comprehensive results in ~1 hour and less than 1 minute hands-on time compared to over 5 minutes with other products

Unique, medically relevant targets
Panels designed to help clinicians take action

Scalable and customizable
Low- to high-throughput capabilities

Additional insights
Unique direct access to Ct values, adding insights when multiple pathogens are detected


COSMIC
Hallmarks of Cancer
Promotes
Suppresses

Bioinformatics to create genomic data insights

QIAGEN Digital Insights (QDI)

QIAGEN Digital Insights provides advanced bioinformatics solutions that help researchers and clinicians analyze, interpret and act on complex biological data. By combining human-curated knowledge bases with artificial intelligence and advanced analytics, QDI supports applications in disease research, drug development and precision medicine.

Key features

>100,000
citations in literature

>25 years
of experience amassing the largest knowledge base in the world

>5.5 million
NGS[1] patient test cases analyzed and interpreted

Key achievements

Discovery and research insights
Robust portfolio of bioinformatic software for single-cell, multiomics and biological analysis and interpretation, including Ingenuity Pathway Analysis (IPA) and CLC Genomics.

Software for clinical testing
Clinical and IVDR[2]-compliant software for secondary and tertiary analysis of NGS data across oncology and hereditary testing, including QCI[3] Interpret and Franklin by QIAGEN.

[1] NGS – Next-generation sequencing
[2] IVDR – In vitro diagnostic regulation
[3] QCI – QIAGEN Clinical Insights


QIAGEN
QIAsprint
Connect

DNA/RNA isolation and automation

Sample technologies

Sample technologies remain the foundation of QIAGEN's Sample to Insight portfolio. High-quality sample collection, stabilization, DNA and RNA purification and automated sample preparation are essential to generating reliable downstream results across research and clinical workflows.

Key features

>80%
of labs worldwide use QIAGEN Sample tech solutions[1]

>50,000
mentions in publications annually

>120 million
preparations sold to customers worldwide

Key achievements

Trusted quality products
Unmatched expertise (for sophisticated technologies and simplified processing)

Versatile sample preparation
These include key application areas, such as liquid biopsy, microbiome, cell and gene therapy, human identity testing, MRD (minimal residual disease)

Updated automation systems
Low- to high-throughput systems for DNA / RNA purification with varying input volumes

[1] 2024 QIAGEN customer survey


QuantiFERON® TB1
Surname
First Name
Pat.No.
DOB
Date
Time
Ward
Sig.
Add 1 ml of blood and shake 10x.

Leading blood-based technology for TB infection

QuantiFERON

QuantiFERON-TB Gold Plus is a leading blood-based test for the detection of tuberculosis infection and an important contributor to global public health efforts to control and eliminate TB. The test offers greater specificity than the traditional tuberculin skin test by avoiding false positives linked to prior BCG vaccination.

Key features

>2,700
publications underscoring clinical value

>130
countries with QuantiFERON customers

>120
patents in 34 countries beyond 2030

Key achievements

Unparalleled accuracy
> 97% specificity and > 94% sensitivity with unique CD4 / CD8 T-cell technology

Flexible workflow
Manual to fully automated solutions and only a single patient visit required

Seamless integration
LIMS connectivity for streamlined data handling

Trusted worldwide
Endorsed by WHO[1], U.S. CDC[2] and IPPA[3]

[1] WHO – World Health Organization
[2] U.S. CDC – U. S. Centers for Disease Control and Prevention
[3] IPPA – International Panel on Progress Against TB

Key Figures

A global company with scale

$2.1 billion

2025 sales

Geographic regions


14%
52%
34%
Americas
EMEA
Asia-Pacific and rest of world

Product type


90%
10%
Instruments
Consumables and related products

Subsidiaries

35

subsidiaries in more than 25 countries

Customers

>500,000

customers worldwide

Portfolio

>500

core products comprising of kits, instruments and bioinformatics

Employees

~5,700

employees representing 75 nationalities



Sustainability at QIAGEN

Advancing sustainability as a strategic commitment

At QIAGEN, sustainability is central to how we advance science and improve healthcare. As a global Sample to Insight leader, we see environmental and social responsibility as essential to long-term value creation and sustainable growth.

Our strategy is embedded in our corporate framework, supporting responsible innovation and operational excellence across all functions. We engage regularly with stakeholders, including customers, employees, regulators, suppliers and shareholders, to ensure our approach reflects evolving expectations and regulatory requirements.

In line with the Corporate Sustainability Reporting Directive (CSRD), we continue to advance our ESG framework with clear targets, measurable actions and transparent reporting.

Our priorities include reducing plastic usage and advancing more sustainable product design, lowering greenhouse gas emissions across our operations and value chain, and strengthening collaboration with suppliers to promote environmental and social responsibility.

As part of our CSRD reporting, we obtained a limited assurance opinion on our Sustainability Statement, reinforcing the transparency and credibility of our disclosures. The full statement is publicly available on the QIAGEN website, detailing our performance, progress and long-term commitments.

2025 highlights

Environmental

4%

reduction in Scope 1 and 2 emissions compared to 2024

Social

10

local employer of choice awards

Governance

QIAintegrity line

enabled for reporting ethical concerns

Corporate ESG Performance
RATED BY ISS ESG
Prime

MSCI ESG RATINGS
AAA

ESG Risk Rating
13.0

CDP 2025
A-

CDP 2025

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

COMMITTED ecovadis Sustainability Rating APR 2025

Executive Committee



Thierry Bernard

Chief Executive Officer
and Managing Director



Roland Sackers

Chief Financial Officer
and Managing Director



Fernando Beils

Senior Vice President,
Head of Global Commercial Operations



Stephany Foster

Senior Vice President,
Head of Human Resources



Antonio Santos

Senior Vice President,
Head of Global Operations



Nitin Sood

Senior Vice President,
Head of Product Portfolio & Innovation



Jean-Pascal Viola

Senior Vice President,
Head of Corporate Strategy
& Business Development

Executive Committee

Members of the Executive Committee for the year ended December 31, 2025:

Thierry Bernard (born 1964; U.S./French) joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, which involves the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Before joining QIAGEN, Mr. Bernard spent 15 years at bioMérieux SA in roles of increasing responsibility, most recently serving as Corporate Vice President for Global Commercial Operations, Investor Relations and the Greater China Region. Earlier in his career, he held senior management positions at several other leading international companies. He is also a member of the Board of Directors of Neogen Corporation and Bruker Corporation, and previously served as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona and has been appointed Conseiller du Commerce Extérieur by the French government.

Mr. Bernard will step down as CEO after the appointment of a successor which is planned to occur in 2026.

Roland Sackers (born 1968; German) joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor at Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also Chair of the Board of the German industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

Fernando Beils (born 1972; U.S./German) joined QIAGEN in 2023 as Senior Vice President, Head of the molecular diagnostics Business Area, and member of the Executive Committee, and was named Head of Global Commercial Operations in January 2025. He has worked in various global leadership roles within the diagnostics industry during his career, and most recently served as Vice President and General Manager of the Genetic Testing Solutions Business at Thermo Fisher Scientific. Prior to this role, he spent over two decades at Siemens in commercial, strategy and finance roles, and in his last role as Global Head of the molecular diagnostics Business Unit at Siemens Healthineers. He earned a degree in Business Administration from EWA Madrid and the University Mosbach School of Business.

Stephany Foster (born 1978; U.S.) joined QIAGEN in 2005 as Head of Global Internal Audit and has been in her current position as Senior Vice President, Head of Global Human Resources and member of the Executive Committee, since 2019. Prior to this position, Ms. Foster served as Vice President, Head of Compensation and Benefits, and earlier as Vice President, Head of Internal Audit. Prior to joining QIAGEN, she worked in internal audit at Morgan Franklin, Independence Air and PricewaterhouseCoopers.
Ms. Foster holds both a Bachelor's and Master's degree in Accounting from the University of Notre Dame.

Antonio Santos (born 1968; U.S./Portuguese) joined QIAGEN in April 2022 as Senior Vice President, Global Operations, and a member of the Executive Committee. Mr. Santos has more than 25 years of experience in manufacturing diagnostics and medical devices. Prior to joining QIAGEN, he was Senior Vice President, Americas Operations & Global Third Party Products, at bioMérieux in St. Louis, Missouri, where he oversaw since 2013 all manufacturing and supply operations in the Americas. He has worked in international roles in China, Europe and the U.S., and previously served as Vice President Operations at Reliable Biopharmaceutical in the U.S. and at Hovione Pharmasciencia in Portugal, China and the U.S. After studying chemical engineering at the Nova University of Lisbon, School of Science and Technology, he earned an MBA at Rutgers University.

Nitin Sood (born 1972; U.S.) joined QIAGEN in 2023 as Senior Vice President, Head of the Life Sciences Business Area, and member of the Executive Committee, and was named Head of Product Portfolio & Innovation in January 2025. He most recently served as Chief Commercial Officer, MRD, at

Executive Committee

Adaptive Biotechnologies. He has enjoyed a 20-year career in the diagnostic and Life Science fields, having also held leadership roles at Guardant Health, PerkinElmer, Agilent Technologies and NuGEN Technologies. He holds a Master's degree from Delhi University in Molecular Biology and a Master's degree from Ball State University in Computer Science.

Jean-Pascal Viola (born 1975; Canadian) joined QIAGEN in 2005 as part of the acquisition of Nextal Biotechnologies Inc., a provider of technologies for protein crystallization where he served as President and CEO. He has served since 2023 as Senior Vice President, Corporate Strategy and Business Development. Prior to that, he served since 2020 as Senior Vice President, Head of molecular diagnostics Business Area, which involves QIAGEN's activities supporting customers in clinical healthcare. He has been a member of the Executive Committee since 2019. He earned a Bachelor's degree in Biochemistry from the University of Montreal, Canada.



Management Report

Business and Operating Environment

Company overview

QIAGEN is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma research and development, industrial applications, primarily forensics) and molecular diagnostics for clinical healthcare. As of December 31, 2025, we employed approximately 5,700 people in over 35 locations worldwide.

QIAGEN was founded in 1984 and began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs while developing new instruments, consumables and digital solutions, partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship and our position as an employer of choice.

Our growth has been funded through internally generated funds as well as through debt offerings in recent years.

Our Global Shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock Exchange as QIA.

QIAGEN N.V. is the holding company for more than 60 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. The Company is registered under its commercial and legal name QIAGEN N.V. with the trade register (*kamer van koophandel*) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (*naamloze vennootschap*) and is organized as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600.

Further information on QIAGEN can be found at **www.qiagen.com**. The U.S. Securities and Exchange Commission (SEC) website at **www.sec.gov** contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference. We file our IFRS annual report (in accordance with EU-IFRS and Dutch law) with the AFM, including the register that the AFM maintains.

Strategy, Business Model and Value Chain

Our business

QIAGEN provides sample and assay technologies that enable customers to extract, detect and interpret molecular information from biological samples. From decoding DNA to accelerating life-saving breakthroughs, our vision is simple: to make improvements in life possible. We create value by offering integrated workflows that combine consumables with instruments, automation and bioinformatics. This approach allows customers to standardize research and molecular testing and generate actionable insights across applications faster, better and more efficiently.

Our strategy is anchored by a commitment to deliver solid profitable growth by focusing our resources on a group of pillars that represented $1.5 billion in sales, approximately 72% of sales, in 2025 and that are expected to reach combined annual sales of approximately $2 billion by 2028. We are aligning our investments within these pillars to maximize sales in proven high-growth markets.

The pillars involve three product groups where QIAGEN is developing leadership positions: the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR syndromic testing solution QIAstat-Dx and the QIAGEN Digital Insights portfolio of bioinformatics solutions for improved analysis and interpretation of complex genomic data. Additionally, two pillars involve product groups where QIAGEN has strong top positions and where we want to consolidate our leadership: Sample technologies that are used to gain access to DNA and RNA from a biological sample and the QuantiFERON technology platform for latent disease detection, best known for its use in detecting latent tuberculosis (TB).

We classify our products into two main categories: consumables and related revenues; and instruments and related services. Global Presence by Product Category and Geographic Market and QIAGEN Product Groups provide additional details

We manufacture our products at facilities in the United States, Europe and China. In China, products are primarily made for the local market. For more information about our manufacturing sites, please refer to the Description of Property section.

Our commercial teams are organized into specialized groups across three major regions: Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan (including China). In certain markets, we also work with third-party distributors to extend our reach. For more information, please refer to the Sales and Marketing section. Details about our employees can be found in the Employees section.

QIAGEN operates a centralized distribution network with regional hubs responsible for local logistics.

Building a sustainable business

Our products support scientific progress and healthcare by enabling molecular insights that can contribute to improved decision-making and patient outcomes worldwide. We are committed to sustainable business practices integrating stakeholder perspectives—including those of customers, employees, regulators and public authorities, suppliers and shareholders—into relevant aspects of our operations.

Our sustainability policy outlines key principles and responsibilities for QIAGEN employees regarding environmental, social and governance (ESG) matters, reflecting our commitment to a more sustainable future. Oversight of sustainability is provided by the Supervisory Board, through its Nomination & Governance Committee. The Managing Board is responsible for integrating sustainability into strategy, and works with the Executive Committee on operational execution.

Our targets and actions address priorities such as reducing the use of plastic and advancing environment-friendly product solutions; lowering emissions across our operations and supply chain; and working with suppliers to promote environmental and social responsibility. Through these initiatives, we aim to embed sustainability considerations across our business activities and product life cycle.

Strategy, Business Model and Value Chain

Global presence

Global presence with a focus on the most attractive developed and emerging markets



Our key sites

- **Venlo,** Global HQ
- **Hilden,** EMEA HQ
- **Germantown,** Americas HQ
- **Shanghai,** China HQ
- **Singapore,** Asia HQ

■ Global presence

Delivering products to
>160 **countries**

Direct sales in
>40 **countries**

Value chain

Value is created across QIAGEN's value chain through innovation in sample and assay technologies, high-quality manufacturing and regulatory-compliant supply. As part of its business model, QIAGEN integrates post-market surveillance into the life-cycle management of its products. The ongoing monitoring of product performance supports the early identification of quality-related risks, underpins regulatory compliance across markets, and helps maintain trust in QIAGEN's solutions among customers, patients and end users. These efforts are supported by commercial execution and global distribution capabilities. Our research and development are carried out within manufacturing entities and specialized R&D centers. Manufacturing sites source raw materials and semi-finished products from affiliated entities and independent third parties to support the production of QIAGEN consumables, instruments and related solutions. Sales to end customers are managed through local sales subsidiaries and, in certain markets, third-party distributors. A centralized distribution network connects manufacturing entities with local sales organizations, supported by two global distribution hubs that consolidate demand and optimize supply logistics.

Our products serve more than 500,000 customers across the continuum from Life Sciences (academia, pharmaceutical R&D and applied testing) to molecular diagnostics (clinical healthcare). QIAGEN operates globally, with significant markets in the Americas, Europe, Middle East, Africa (EMEA), Asia Pacific and Japan (including China).

Upstream

Procurement

- Raw materials
- R&D services and in-licensing
- Finished goods
- Logistical and warehousing services
- Semi-finished goods
- IT and other services

Our operations

QIAGEN

~5,700 QIAGENers across all EC functions

Manufacturing in EMEA, Americas and APAC regions

Research and Development

- Consumables
- Instruments
- Bioinformatics (digital insights)

Downstream

Sales to >500,000 customers in >160 countries

Sales entities in EMEA, APAC and Americas

- Consumables
- Instrumentation services
- Instruments
- Licensing (e.g., patents)
- Bioinformatics

Material topics

Upstream:

- Climate change
- Resource use and circular economy (e.g. resource inflows)
- Business conduct
- Workers in the value chain

Our operations:

- Climate change
- Resource use and circular economy (e.g., closing the loop, waste management)
- Business conduct
- Consumers and end users
- Own workforce
  - Working conditions
  - Diversity and inclusion
  - Occupational health and safety

Downstream:

- Climate change
- Resource use and circular economy (e.g. products, services, waste)
- Business conduct
- Workers in the value chain
- Consumers and end-users

Interests and views of our stakeholders

Understanding and addressing the interests and expectations of our stakeholders is essential for our business strategy and long-term value creation. In 2025, we actively engaged with stakeholders through various channels, incorporating their insights into our materiality assessment, business processes and capital allocation dialogue. These engagements supported decisions on product portfolio priorities, operational improvements, transparency in external reporting and the way we communicate our approach to profitable growth, investment discipline and long-term shareholder value creation.

In particular, engagement with shareholders and the financial community provided feedback not only on sustainability performance and governance, but also on strategy execution, capital deployment priorities and the balance between investing for future growth and maintaining financial discipline. This dialogue helps us explain how we allocate resources to strategic growth pillars, innovation, operational capabilities and other value-enhancing initiatives, while maintaining a focus on returns, resilience and transparency. In accordance with the Dutch Corporate Governance Code, our Stakeholder Engagement Policy is available on our website.

Interests and views of our stakeholders

Stakeholders	How we engage	Why we engage	How we respond
Shareholders and the financial community	• Quarterly reports and earnings calls, including strategy and capital allocation updates • Annual report and annual general meeting communications, including long-term value creation priorities • Regular roadshows and investor calls on growth, portfolio priorities and returns • Investor relations website and related shareholder communications • Investor feedback	• Long-term shareholder value creation • Capital deployment to investment priorities with highest returns • Financial resilience • Understanding investor expectations toward sustainability • Business conduct: attracting responsible investors	• Clearer communication on long-term shareholder value creation • Communication and execution of capital allocation priorities, including strategic acquisitions, digital capabilities and growth pillar investments • Communication of shareholder return actions, including the annual cash dividend and synthetic share repurchase programs • Stronger linkage between strategy, resource allocation and profitable growth • Increased transparency on sustainability performance • ESG information embedded in internal and external communications • Expanded CDP environmental reporting
Employees	• Strategic meetings: annual kick-offs and quarterly feedback checks • Reviews: one-on-one sessions and 180° feedback • Engagement: surveys, pulse checks, events and webinars • Trainings: management and regulatory sessions, ESG awareness	• Foster performance culture • Ensure highest health and safety • Equal treatment and opportunities for all • Employee development, training and skills	• Annual employee survey results show QIAGEN as having a high-performance culture • Recognition of QIAGEN as top employer in several regions • Local site action plans to enhance workplace culture • Increased safety awareness • Reduction in unstaffed positions

Stakeholders	How we engage	Why we engage	How we respond
Customers	• Surveys: customer satisfaction measurement • Digital tools: web chat and 24/7 service portal • Events: conferences, trade fairs, roadshows and infotainment shows; best practice sharing at our facilities • Engagement: bilateral meetings, production tours, training, customer audits • Sustainability: questionnaires and dedicated webpage	• Strong ongoing customer engagement and retention • Ensure timely access to products and services • Support sustainable lab practices and efficient waste management	• Incorporation of customer requirements into product and service offering • Expansion of product portfolio with increasing focus on sustainable products and plastics reduction • Service improvements, e.g., web chat functionalities and Net Promoter Score (NPS) above internal benchmarks • Lab waste treatment pilot
Suppliers	• Workshops on target costing design • Risk assessment, strategic reviews, supplier days • Best practice workshops, bilateral engagement, joint initiatives, webinars with employees	• Supply chain security and risk reduction • Business conduct: responsible sourcing standards • Sustainability commitments	• Cost stability in challenging macroeconomic environment • Mapped strategic supplier base to reduce supply risk and assess sustainability factors • Pilot projects on low-carbon solutions
General society and local communities	• Collaboration with public health laboratories, research and academic institutions around the world	• Access to products and services: enhancement of access to healthcare	• Laboratory infrastructure and capacity building to support pandemic preparedness • Response initiatives, local surveillance • Development of new tools for pathogen detection
Banks and financial institutions	• Mandatory reporting and information (e.g., annual report, non-financial reporting) • Bilateral meetings	• Efficient financing costs • Improvements in ESG ratings	• Reduced financing costs for debt offerings • Favorable ESG performance-linked loan conditions

Operating Environment

Economic environment
In 2025, global economic growth remained moderate, with the International Monetary Fund (IMF) estimating real GDP growth of about 3%. Inflation eased in many economies, supporting the start of monetary policy easing in some markets, although underlying price pressures persisted in parts of the advanced economies. Growth remained uneven, with advanced economies expanding by around 1.5% and emerging market and developing economies growing at just above 4%.

Economic activity continued to be influenced by elevated public and private debt levels, trade policy uncertainty and geopolitical tensions, contributing to a cautious operating environment across many sectors.

Industry environment
The Life Sciences and molecular diagnostics industries showed mixed conditions in 2025. While demand growth continued in several application areas—including oncology, infectious disease testing and biopharmaceutical research—customer purchasing patterns remained uneven across regions. Companies increasingly emphasized expanding the use of installed instrument platforms and menu breadth to drive growth in clinical and research settings.

QIAGEN remained positioned to address these trends through its global footprint and commercial scale, supported by key platforms such as QIAstat-Dx, for which cumulative placements exceeded 5,200 instruments worldwide at year-end 2025.

The addressable Life Sciences and molecular diagnostics segments are estimated at about $12 billion in annual sales, with expectations for continued single-digit growth.

QIAGEN products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:

- Consumables and related revenues, which include consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (90% of total net sales in 2025)
- Instruments and related services and contracts (10% of total net sales in 2025)

QIAGEN product groups

Sample technologies
Sample technologies represent one of our pillars and include products involved in the first step of any molecular lab process.

Operating Environment


Selected biological samples
Tissue
Cells
Blood
Serum
Plasma
Urine
Stool
Saliva
Other body fluids
Bone
Plants
Soil
Input demands
Low / high-volume
Low-quantity
Tubes / plates
Processing
Manual
Target analytes
Genomic DNA
Plasmid DNA
cfDNA
Input demands
Low-quantity
High-quantity
Tubes / plates
Automated
Low- to high-throughput systems
mRNA, rRNA
miRNA
Circulating tumor cells and proteins
Applications
Cloning
DNA amplification
Arrays
Gene editing
Epigenetics
Cellular analytics
qPCR / dPCR
Sequencing / NGS
Liquid biopsy
Microbiome
Gene silencing
Proteomics

Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-testing platform. These products are used in research and applied testing (forensics/human identification and food safety) in laboratories as well as clinical testing.

Operating Environment

Sample technologies	Selected QIAGEN brands		
Primary Sample technology consumables			
• Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis • Mainly based on silica membrane and magnetic bead technologies	• QIAamp • PAXgene • AllPrep	• DNeasy • QIAprep&amp	• RNeasy • MagAttract • QIAwave
Secondary Sample technology consumables			
• Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	• QIAprep • QIAGEN Plasmid • HiSpeed	• QIAquick • QIAfilter • EndoFree	• DyeEx
Sample technology instruments			
• Instruments for nucleic acid purification, quality control and accessories	• QIAsymphony • EZ2 Connect • TissueLyser III	• QIAcube Connect • EZ2 Connect MDx	• QIAcube HT • QIAxcel Connect • QIAcube Connect MDx • QIAsprint Connect

Diagnostic solutions

Diagnostic solutions include our molecular testing platforms and consumables, covering two of our pillars with QuantiFERON and QIAstat-Dx. They also include Precision Diagnostics, which comprises companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory-developed tests. Additional areas include oncology and sexual and reproductive health for detection of various diseases and for other laboratory processes.

Operating Environment

Diagnostic solutions	Selected QIAGEN brands		
Immune response consumables			
• Interferon-Gamma Release Assay (IGRA) for latent TB testing • Assays for post-transplant testing, viral load monitoring	• QuantiFERON		
Oncology and sexual and reproductive health consumables			
• Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions • Assays for prenatal testing and detection of sexually transmitted diseases and HPV	• *therascreen* • AmniSure / PartoSure	• *ipsogen*	• *digene* HC2
Sample to Insight instruments and dedicated assays			
• One-step molecular analysis of hard-to-diagnose syndromes • Fully integrated PCR testing	• QIAstat-Dx • QIAstat-Dx Rise		

PCR/Nucleic acid amplification

PCR/Nucleic acid amplification involves our research and applied PCR solutions and components. The product group includes another of our pillars, QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands		
Research PCR consumables			
• Different generations of PCR, quantitative and digital PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies	• QuantiTect • OneStep RT-PCR • OmniScript • QIAcuity	• QIAGEN Multiplex • miRCURY • AllTaq • GeneGlobe	• QuantiNova • HotStarTaq • UltraRun Long Range
Human ID/Forensics assay consumables			
• Short tandem repeat (STR) assays for human ID, additional assays for food contamination	• Investigator (human ID / forensics)		
PCR instruments			
• Digital PCR solutions • qPCR solutions	• QIAcuity • Rotor-Gene Q	• QIAgility	• QIAcuityDx
OEM consumables			
• Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	• Provided on an individualized contract basis		

Operating Environment

Genomics/NGS

This product group includes our universal next-generation sequencing (NGS) solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights, which also represents one of our pillars.

Genomics/NGS	Selected QIAGEN brands		
Universal NGS consumables			
• Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, DNA methylation analysis, etc. • Sequence-based assays for forensic genetic genealogy	• QIAseq • GeneGlobe	• REPLI-g • EpiTect	• ForenSeq Kintelligence
QIAGEN Digital Insights solutions			
• Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is integrated into many QIAGEN consumables and instruments.	• QCI Secondary Analysis • QCI Interpret • QCI Precision	• CLC Workbenches • OmicSoft Lands • Ingenuity Pathway Analysis	• Biomedical Knowledge Base • HGMD • HSMD • PGXI

Other

Revenues from various sources, including protein biology products, royalties, intellectual property and freight charges.

Principal markets

We sell our products to more than 500,000 customers in two broad customer groups: molecular diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical research and development and applied testing).

At the end of 2025, our current total addressable market was estimated at approximately $12 billion annually, with estimates indicating that this market opportunity would grow about 4-6% annually through 2028.

Molecular diagnostics

The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.

We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speeds up and simplifies laboratory workflow and standardizes lab procedures.

Molecular testing is the most dynamic segment of the global in vitro diagnostics market. The pandemic has demonstrated the value of molecular testing in healthcare, and we expect the market to provide significant growth opportunities.

We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. Companion

Operating Environment

diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Selected molecular diagnostics products

Sample technologies	Assay technologies	Instruments	Bioinformatics
For extraction from: • Tissue • Blood • Swabs, other	Indication areas • Oncology • Immune modulation • Infectious diseases Technologies: QuantiFERON, Polymerase Chain Reaction (PCR), Next-generation sequencing (NGS)	• QIAstat-Dx • QIAsymphony RGQ • QIAcube Connect MDx • EZ2 Connect MDx • QIAstat Rise	QIAGEN Clinical Insight (QCI) • Hereditary diseases • Somatic and germline cancers • Other diseases

Life Sciences

The Life Sciences market includes governments and biotechnology companies, where researchers and scientists are using molecular testing technologies to advance scientific knowledge in the pursuit of new breakthroughs that can lead to new medicines and diagnostics for use in clinical healthcare. This market also includes the use of molecular testing technologies for applied applications, in particular for forensics as well as food and veterinary testing. These customers are all often served by public funding and research and development budgets within pharmaceutical companies.

We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, governments and law enforcement agencies.

We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use high-quality technologies to generate reliable, fast, highly reproducible results, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the sequencing of multiple gene targets.

We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety. We provide sample collection and analytical solutions for law enforcement and human identification labs as well as advanced technologies for studies of microbiomes and their effect on health and the environment.

We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and development as well as translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

Operating Environment

Selected Life Sciences products

Sample technologies	Assay technologies	Instruments	Bioinformatics
~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil and other sample types	• Real-time PCR • Digital PCR • Next-generation sequencing	• QIAsymphony • QIAcube Connect • QIAcuity digital PCR	• Ingenuity Pathway Analysis (IPA) • Genomics Workbench/Server • Microbial Pro Suite/RNA-seq • Microbial Epigenetics

Competition

The markets for most of our products are very competitive. Competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. In sample technology products, we experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification kits, assay solutions, reagents and instrumentation. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as downstream applications. Our products provide significant advantages in terms of speed, reliability, accuracy, convenience, reproducibility and ease of use.

Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV (cytomegalovirus), compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, time to result, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.

We believe our competitors typically do not have the same comprehensive approach to sample-to-insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer.

Current and potential competitors may be in the process of seeking Federal Drug Administration (FDA) or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products noncompetitive.

Global presence by product category and geographic market

Product category information

Net sales for the product categories are based on those revenues related to sample and assay products and related revenues, including bioinformatics solutions, as well as revenues derived from instrumentation sales.

Net sales (in millions)	2025	2024	2023
Consumables and related revenues	$1,876.4	$1,760.2	$1,726.2
Instrumentation	213.6	218.0	239.1
Total	**$2,090.0**	**$1,978.2**	**$1,965.3**

Geographical information

We sell our products in more than 160 countries. The following table shows total revenue by geographic market for the past three years (with net sales attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Operating Environment

Net sales (in millions)	2025	2024	2023
United States	$998.4	$942.0	$935.3
Other Americas	88.1	89.6	84.8
Total Americas	1,086.5	1,031.6	1,020.1
Europe, Middle East and Africa	712.8	648.5	624.6
Asia Pacific, Japan and Rest of World	290.7	298.2	320.7
Total	**$2,090.0**	**$1,978.2**	**$1,965.3**

Seasonality

Our business is not significantly impacted by seasonal factors. Historically, a portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approvals of government budgets or government shutdowns, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns. For example, the timing and severity of viral infections such as influenza or the SARS-CoV-2 virus may impact demand for our products.

Research and development

We are committed to expanding our global leadership in "Sample to Insight" solutions serving customers in the Life Sciences and clinical diagnostics. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.

Innovation at QIAGEN follows parallel paths:

- Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of novel molecular technologies
- Expanding our broad portfolio of content – including assays to detect and measure biomarkers for disease or genetic identification
- Integrating QIAGEN Digital Insights with the testing process – software and cloud-based resources to interpret and transform raw molecular data into useful insights

Innovation in automation systems positions us in the fast-growing fields of molecular testing and generates ongoing demand for our consumable products. We are developing and commercializing a robust pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony and QIAstat-Dx automation systems in the coming years together with developing next-generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system, which is designed to make digital PCR technology available to Life Sciences and clinical laboratories worldwide, as well as to other participants in the NGS market.

Sales and marketing

We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers' commercial needs, such as procurement processes, financing, data on costs and the value of our systems, while maintaining collaborative relationships. In many markets, we have specialized independent distributors and importers.

Our go-to marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible and enhancing relationships with a commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels – online, by phone or in person – and to optimize investment in different customer types.

We continue to drive the growth of our digital marketing channels – including our website at **www.qiagen.com**, product-specific sites and social media. The recent pandemic saw an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-house studio to facilitate creation of video content and live virtual events.

Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems.

My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables them to manage different activities in one central place. Customers can now easily reorder products, place bulk orders, apply quotes to their cart and track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.

Our GeneGlobe Design and Analysis Hub (**www.geneglobe.com**) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The hub brings next-level experiment planning, execution and follow-up to Life Science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.

We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service support allows existing or potential customers to discuss or ask questions about our products and molecular biology procedures with QIAGEN scientists online or by phone. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.

We also distribute publications, including our catalog, to current and potential customers worldwide, providing new product information, updates and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct-marketing campaigns to announce new products and special promotions, and we offer electronic newsletters and webinars highlighting molecular biology applications.

For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use digital ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.

Intellectual property, proprietary rights and licenses

We have made, and expect to continue making, investments in intellectual property. In 2025, additions to our intangible assets outside of business combinations totaled $6.1 million, and as of December 31, 2025, patent and license rights, totaled a net $38.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries. We had 353 pending patent applications. Our policy is to file patent

Operating Environment

applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements at the start of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature under specific circumstances and other exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property, subject to local laws.

See Risk Factors included in Risks and Risk Management for details regarding risks related to our reliance on patents and proprietary rights.

Suppliers

We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, nondiscrimination and fair treatment, health and safety as well as environmental protection and conservation. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance, as appropriate. As part of our supplier assessment procedures, on a monthly basis, we evaluate the supply performance of our raw material and component suppliers. We assess, on a continuous basis, potential alternative sources of such materials and components and, on a yearly basis, the risks and benefits of reliance on our existing suppliers.

We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers, and we closely monitor stock levels to maintain adequate supplies.

In 2025, markets experienced increased pressure because of ongoing geopolitical tensions. QIAGEN's strong material positions and thorough coverage ensure that customer product availability remains unaffected at present. However, uncertainty remains about how markets may develop in 2026 in light of ongoing geopolitical tensions.

Conflict minerals

U.S. legislation mandates transparency in sourcing conflict minerals—tantalum, tin, tungsten and gold—from mines in the Democratic Republic of Congo (DRC) and its adjoining countries. Some of our instrumentation components, purchased from third-party suppliers, contain gold. As required, we investigate our supply chain and disclose any use of conflict minerals from these regions. Annually, we conduct due diligence to determine the presence and origin of conflict minerals in our products. Since we do not purchase directly from smelters or refineries, we rely on supplier declarations. We filed our latest conflict minerals disclosure with the SEC on Form SD for the year ended December 31, 2024, on May 30, 2025, and will update our disclosures as required.

Description of property

Our primary production and manufacturing facilities for consumable products are in Germany, the United States, Spain and China. Our software development facilities are in the United States, Germany, Poland, Denmark and

Operating Environment

Romania, and our Center of Excellence for the development of companion diagnostics for personalized healthcare is in the United Kingdom.

Our production and manufacturing operations are highly integrated and supported by sophisticated inventory control and production-planning processes. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. In recent years, we have made capital investments principally in automated and interchangeable production equipment to expand production capacity and improve operating efficiency. We have also invested in enterprise systems to support production planning and operational control, including continued deployment and enhancement of SAP-based systems. SAP R/3 is used to integrate the majority of our operating subsidiaries, and we are in the process of a multi-year implementation of S/4HANA.

In addition, capital expenditures include selected investments intended to support energy efficiency and emissions reduction initiatives, including renewable energy projects. Capital expenditures for property, plant and equipment totaled $201.0 million in 2025, $167.2 million in 2024 and $149.7 million in 2023. These capital expenditures were financed from operating cash flows, and we expect operating cash flows to remain the primary source of funding for future capital expenditures.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For facilities that accommodate cGMP production, special areas were built, and these facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany and QIAGEN Sciences LLC in Maryland are produced under ISO 9001: 2015, ISO 13485:2016, MDSAP. By the end of 2025, we aim to complete the implementation of ISO 50001, a voluntary international standard that aids organizations in managing their energy usage. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.

Our corporate headquarters are located in Venlo, Netherlands. The below table summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space.

Operating Environment

Facility location	Country	Purpose	Owned or leased	Square feet
Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wrocław	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	23,300
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200

Our facilities in Hilden, Germany, and Germantown, Maryland, have the capacity to expand in the future by an additional 300,000 square feet each. Our facility in Ann Arbor, Michigan, was closed in 2025, following the decision to discontinue the NeuMoDx portfolio as discussed in Note 6 "Restructuring."

We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state and local laws and regulations, including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Employees

As a company headquartered in the European Union (EU), we recognize freedom of association and collective bargaining as fundamental to maintaining a positive relationship between management and employee representatives. A significant portion of our workforce is employed in Organization for Security and Co-operation in Europe (OSCE) member states, and we comply with all applicable labor laws in every region where we operate. Management values its relationships with regional labor unions and employees, and considers them to be positive.

We are committed to respecting and promoting human rights, as outlined in our Human Rights Policy, available on our website at **www.qiagen.com**. This policy is communicated globally via our Company intranet and provided to all new employees. We foster an open-door workplace culture where employees can freely raise concerns with management or Human Resources without fear of retaliation. Our policy explicitly ensures that employees may discuss working conditions openly without risk of reprisal, intimidation or harassment.

Operating Environment

The following tables provide information on the number of employees by geographical region and main category of activity as of December 31, 2025, 2024 and 2023:

Employees by region	2025	2024	2023
Americas	1,210	1,252	1,329
Europe, Middle East & Africa	3,318	3,352	3,453
Asia Pacific, Japan and Rest of World	1,126	1,161	1,185
Total	**5,654**	**5,765**	**5,967**

Employees by function	2025	2024	2023
Production	27 %	28 %	28 %
Research & Development	17 %	18 %	18 %
Sales	38 %	37 %	37 %
Marketing	6 %	6 %	6 %
Administration	12 %	11 %	11 %
Total	**100 %**	**100 %**	**100 %**

Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions, along with flexible time and programs for employees returning to work after parental leave. In 2025, temporary employees with a fixed-term work contract represented 5.8%.

Risks and Risk Management

Risk management

Our Approach
Our risk management approach is built on four key principles:

(1) Active involvement of the Supervisory Board and senior management

(2) Comprehensive policies and procedures

(3) Robust risk monitoring, management and information systems

(4) Effective internal controls

Governance and oversight
QIAGEN is managed by a Managing Board and an independent Supervisory Board, both appointed at the Annual General Meeting of Shareholders. The Managing Board oversees our risk management system, developing and implementing strategies, controls and mitigation measures to identify and manage current and emerging risks. These risk management policies are embedded in our corporate governance framework, code of ethics and financial reporting controls. Dedicated functional experts continuously evaluate and address business risks.

Role	Responsibility
Audit Committee of the Supervisory Board	The Audit Committee of the Supervisory Board oversees the effectiveness of the Company's risk management and internal control systems, regularly reviews and discusses key risks, the overall risk profile, and emerging threats, and evaluates the adequacy of internal controls related to financial reporting, compliance, and operational risks to ensure robust governance and organizational resilience.
Managing Board	The Managing Board provides strategic oversight and governance to ensure that risk management is fully embedded into QIAGEN's long-term objectives and organizational structures, regularly reviewing principal risks, internal controls, and regulatory compliance while overseeing the effectiveness of the risk management system (RMS); it also ensures accurate and transparent external risk disclosures and supports senior management in sustaining a strong, organization-wide risk culture.
Executive Committee	The Executive Committee approves and aligns the ERM and RMS frameworks with QIAGEN's strategic objectives, promotes a strong risk-aware culture, conducts quarterly reviews of key risks and opportunities, ensures effective governance and resources for risk management, and continuously monitors and improves the organization's risk culture.
Enterprise Risk Management (ERM)	The Enterprise Risk Management function develops, implements, and continually enhances the ERM framework and processes while coordinating risk management activities across the organization; guides and supports Risk Owners in identifying, assessing, and reporting risks; prepares and delivers risk reports to the Executive Committee and external stakeholders; monitors key risks and opportunities through workshops and assessments; and serves as the primary contact for external audits and regulatory reporting.
Risk Owners	Risk Owners identify, assess, and report risks and opportunities within their responsibility, decide and implement appropriate risk response strategies, continuously monitor risk progression and the effectiveness of mitigation measures, escalate risks to the ERM team when they cannot be adequately mitigated, and maintain the risk register by updating entries and providing incident or ad-hoc reports as necessary.
Employees	Employees are expected to understand and manage the risks relevant to their roles, follow all established risk management policies and procedures, and actively contribute to a risk-aware culture through their everyday actions and decision-making.

QIAGEN Enterprise Risk Management framework

The risk management framework at QIAGEN is built on the internationally recognized standard ISO 31000, integrating risk management into every aspect of the organization's purpose, governance, strategy and operations. The ERM policy establishes a structured approach for identifying, assessing, and responding to key risks and opportunities that could impact the ability of QIAGEN to achieve its objectives. This framework defines clear roles and responsibilities—spanning the Managing Board, Executive Committee, ERM function, Risk Owners, and the Audit Committee of the Supervisory Board—and sets out principles for risk appetite, tolerance thresholds, and risk profile monitoring. The ERM cycle is continuous and iterative, aligning risk management activities with strategic planning, financial cycles and operational decision-making. Key risks are reviewed at least quarterly, with ad-hoc assessments triggered by significant internal or external events, ensuring that risk management remains dynamic and responsive to change. The policy governing the risk management system (RMS) further details how risk is managed through the Three Lines Model, which delineates accountability across operational management, risk oversight and internal audit. The RMS provides a comprehensive process for risk identification, analysis, evaluation, response and monitoring, supported by tools such as the Risk Universe and Risk Register. Risks are assessed using top-down and bottom-up approaches, with prioritization based on likelihood, impact and alignment with QIAGEN's risk appetite. The framework emphasizes a robust risk culture, transparency, and collaboration, ensuring that risk management is a shared responsibility and embedded in daily business activities. Regular reviews and continuous improvement of the ERM and RMS frameworks ensure that QIAGEN remains resilient, compliant, and well-positioned to capitalize on opportunities while mitigating threats.

Assessment of effectiveness of internal risk management and control systems

The Managing Board assesses the effectiveness of QIAGEN's internal risk management and control systems in relation to operational, compliance and reporting risks on an ongoing basis and at least annually. This assessment is informed by the continuous ERM cycle (including quarterly reviews of key risks and ad-hoc assessments triggered by significant events), the monitoring performed by Risk Owners and relevant oversight functions and the assurance activities embedded in the Three Lines Model. The outcomes of this monitoring and assurance are reviewed within management governance forums and discussed with the Audit Committee of the Supervisory Board as part of the governance cycle, including the status of remediation actions for identified deficiencies and observations.

Risk classification and assessment

We categorize risks into five main types:

- **Strategic risk** – refers to the potential for losses due to a failed business strategy, planning or decision-making. It is associated with the overall future business plans and strategy of a company, including mergers and acquisitions, management of external network/partnerships or changes in management.
- **Operational risk** – is defined as the risk of loss resulting from inadequate or defective systems and internal processes, from human or technical failure and from damage to physical assets.
- **Compliance risk** – refers to the potential for legal penalties, financial forfeiture, and damage to reputation that a company could face as a result of failing to comply with laws, regulations, industry standards or codes of conduct applicable to its business activities.
- **Financial risk** – refers to the possibility of a company experiencing financial losses due to changes on the financial market or wrong/insufficient financial structure management.
- **External risk** – refers to the potential threats or uncertainties that originate outside of a company's control and can negatively impact its operations, performance, or profitability. These risks arise from the organization's interactions with the natural environment, society and regulatory frameworks, and they can affect the long-term sustainability of the business.

All risks are assessed based on their likelihood and potential impact on our ability to achieve business objectives. The goal is to identify risks that could materially threaten our success and to implement timely mitigation actions.

Internal controls and compliance

Our corporate governance framework defines the roles of the Managing Board, Supervisory Board and Audit Committee, as detailed under Corporate Governance. We maintain internal controls to ensure the integrity of financial reporting, further described in Controls and Procedures.

Additionally, our Compliance Committee, composed of senior executives from multiple functions, oversees compliance with legal and regulatory requirements and ensures adherence to corporate policies, including our Code of Conduct and Ethics as described in the Corporate Governance section of this annual report.

Risk appetite

Risk appetite is the amount and category of risk that QIAGEN is willing to pursue or retain in the pursuit of its objectives. The risk appetite is documented in a formal statement owned by the Executive Committee, while the Managing Board provides oversight and approval to ensure alignment with the company's strategic direction. This statement serves as a guiding principle for senior management in daily decision-making.

It defines clear parameters for acceptable and unacceptable risks, ensuring consistent and aligned decisions across the organization, and is reviewed and updated annually to remain aligned with strategic priorities.

QIAGEN maintains a balanced risk appetite, seeking to pursue strategic growth opportunities while maintaining robust controls to ensure that risks are managed within defined tolerances and do not compromise our long-term objectives, regulatory compliance or stakeholder trust.

Risk factors

Our business faces significant risks that also threaten the entire industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. In addition, risks and uncertainties that are currently unknown to QIAGEN or are considered immaterial might affect its business, operations and financial condition. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report. The risks described below are grouped into main categories, with the risks within each category listed the significant risks. The risks mentioned reflect our risk assessment but do not imply that the company has no other risks and cannot have a material adverse impact on our results of operations, liquidity, or capital resources.

Summary of risk factors

QIAGEN operates in a complex and evolving global environment that presents a broad range of strategic, operational, financial, compliance and external risks which could, individually or collectively, affect the achievement of its strategic objectives, financial condition or long-term sustainability. We maintain a structured enterprise risk management framework designed to identify, assess, and manage these risks; however, no assurance can be given that all risks can be fully anticipated or mitigated.

Strategic risks arise from the need to continuously align our strategy with rapidly changing market conditions, technological developments and stakeholder expectations. This includes the effective integration of environmental, social and governance considerations into decision-making, the successful development and commercialization of innovative products and the ability to respond to competitive pressures and disruptive technologies. Our broad presence in global markets and the execution and integration of acquisitions may expose us to additional economic, political and regulatory uncertainties, potentially affecting anticipated benefits and growth trajectories.

Operational risks relate to the complexity of the company's global operations and reliance on people, systems, suppliers, and partners. The loss of key personnel, disruptions to manufacturing or supply chains, or insufficient resilience could adversely impact operational performance. Increased reliance on digital platforms, data, and advanced technologies, including artificial

intelligence, may introduce ethical, security and governance challenges. Cyber security incidents, system outages or failures to adequately protect sensitive information could result in operational disruption, regulatory scrutiny or reputational harm.

Compliance risks stem from operating in a highly regulated environment across multiple jurisdictions. We are subject to evolving legal and regulatory requirements related to product approvals, quality standards, data protection, anti-bribery and anti-corruption laws, intellectual property, environmental regulations and supply-chain due-diligence obligations. Failure to comply with these requirements, or delays in adapting to regulatory changes, could result in fines, litigation, restrictions on market access, or damage to our reputation.

Financial risks include exposure to changes in tax laws and interpretations, global minimum tax regimes, foreign exchange fluctuations and the potential impairment of goodwill and intangible assets. Our capital structure and debt obligations may limit financial flexibility, while future capital requirements may depend on market conditions and access to funding on acceptable terms. Variability in customer purchasing patterns and reimbursement environments may also affect forecasting accuracy and financial performance.

External risks arise from factors largely beyond the company's control, including global economic uncertainty, inflationary pressures, interest rate movements, geopolitical conflicts, trade restrictions and changes in public funding or reimbursement policies. These factors may influence customer demand, supply-chain stability, cost structures and market access. In addition, evolving stakeholder expectations related to sustainability and corporate responsibility may affect competitiveness, reputation and long-term value creation.

While we actively monitor and manage these risks within our defined risk appetite, the realization of any of these uncertainties could materially and adversely affect our business, financial condition, results of operations or strategic objectives.

Strategic risks

Our presence in potential high-growth markets exposes us to economic, political and regulatory risks.
In markets emerging across the Middle East and Asia, we may face heightened risks compared to regions where we have an established presence. These risks include:

- Economic volatility, particularly in markets reliant on a limited range of industries;
- Weak legal systems, which may hinder contract enforcement and intellectual property protection;
- Government instability, policy changes and privatization efforts that could impact operations;
- Foreign exchange controls that may restrict the movement of funds; and
- Abrupt changes in customs and tax regulations, affecting product movement and financial performance.

Additionally, conducting business across multiple jurisdictions—such as moving products between countries or providing services from subsidiaries abroad—increases exposure to regulatory shifts and compliance challenges. These factors could negatively impact our operations and financial results.

Emerging competitors and rapid technological advances in diagnostics, combined with regulatory hurdles, threaten the market position, profitability and growth prospects of our diagnostic and syndromic testing products.
The competitive landscape for our diagnostic portfolio, including QuantiFERON, QIAcuity and QIAstat-Dx, is evolving rapidly. Competitors may introduce new technologies, expand strategic partnerships or obtain regulatory approvals earlier than anticipated, which could adversely impact adoption of our products, limit market share expansion or render certain offerings less competitive. For example, announcements by major industry participants regarding advancements in latent tuberculosis testing, as well as new point of care syndromic testing platforms introduced in key markets, illustrate the pace

at which competitive dynamics can shift. These developments highlight that the absence of clear current regulatory or clinical progress from competitors does not eliminate the risk of future market disruptions.

Additionally, new instruments and assay systems brought to market by competitors may target both established and emerging market segments, potentially outpacing the capabilities of our current technologies. Competitor expansion into the U.S., Europe, Japan and other regions—coupled with evolving trade policies, including U.S. tariffs—may create pricing pressures, influence customer purchasing behavior or challenge our ability to match product breadth and performance.

Regulatory requirements further contribute to this risk. The need to secure timely approvals for new assays or platform enhancements may delay our product launches, limit our ability to respond to market shifts, or hinder execution of our growth strategies. If we do not meet development timelines or effectively navigate regulatory pathways, we may be unable to achieve anticipated revenue targets or capitalize on market opportunities.

If we fail to keep pace with technological innovation, respond to competitive pressures or obtain required regulatory clearances in a timely manner, our market position could weaken, our profitability could be adversely impacted and our ability to achieve planned growth—particularly in high growth diagnostic segments—could be materially and negatively affected.

Challenges in managing growth and acquisition integration may limit expected benefits and adversely impact our performance.
We have grown significantly in recent years, with total net sales increasing from $1.87 billion in 2020 to $2.09 billion in 2025. This growth has been driven by both organic expansion and strategic acquisitions, including the 2025 acquisitions of Parse Biosciences, Inc. and Genoox. We might continue acquiring businesses that align with our Sample to Insight strategy in molecular research and clinical testing. However, successful integration of acquisitions requires significant resources, coordination and expense.

Our ability to manage ongoing growth and execute on expansion initiatives is subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving operational, financial or strategic expectations. As we continue to broaden our activities and pursue opportunities to strengthen our portfolio—including through the acquisition of complementary businesses—we may be required to adapt our internal processes, systems and organizational structures to support a larger and more complex operating model. These efforts may place increasing demands on management attention and require significant capital and human resources.

The successful integration of acquired businesses, technologies and personnel remains inherently uncertain. Expansion activities may expose us to challenges related to aligning operations, maintaining consistent standards, integrating systems and processes, and retaining key talent. Acquisitions can also introduce additional regulatory, commercial and financial considerations, including potential liabilities, shifting market dynamics or delays in realizing intended synergies. Performance may also depend on external parties, such as suppliers, partners or acquired teams, whose activities we do not fully control.

As we grow, we may need to expand or enhance our operational and financial control frameworks to ensure continued reliability, consistency and compliance across a broader footprint. In some cases, implementation of new systems or scaling of existing capabilities may temporarily disrupt operations or increase costs. Divergent stakeholder expectations regarding the pace and direction of expansion may also lead to reputational risks if outcomes are perceived as insufficient or misaligned.

Failure to effectively manage growth or integrate acquisitions could result in operational inefficiencies, delays in execution, increased expenses, or challenges in maintaining expected performance levels. In certain circumstances, these developments may also affect our financial condition, reputation or ability to achieve long-term strategic objectives.

We rely on collaborative commercial relationships to develop and/or market some of our products.
We rely on a variety of external partners to develop, commercialize, and distribute certain products. These collaborations—whether with academic institutions, pharmaceutical and biotechnology companies, or regional

commercial partners—support key parts of our portfolio but also introduce uncertainty. Outcomes depend on the priorities, performance and long-term commitment of these partners, and in some cases on clinical, regulatory or market factors outside our direct control.

Companion diagnostic programs, joint development efforts and distributor-based marketing arrangements may be affected by shifting partner strategies, misalignment of objectives, limited visibility into local markets, or competing activities. Our ability to expand or maintain market access in certain regions similarly depends on the effectiveness and reliability of external parties.

In general, the success of these collaborative relationships influences development timelines, market penetration and commercial performance, and any disruption or change in partner engagement could affect our business.

Our ability to sustain growth relies on the timely development, introduction and market acceptance of innovative products.

The molecular research and testing markets are characterized by rapid technological advancements and frequent new product introductions. To remain competitive, we must continuously develop products that keep pace with evolving customer needs, regulatory expectations and scientific trends. Delays in product development, regulatory approvals or market adoption—such as delays in clinical evidence generation, changing regulatory requirements or extended development cycles—could result in loss of market share that may be difficult to recover.

Several factors influence market acceptance of new products, including:

- availability, quality and pricing relative to competing offerings;
- timing of launch versus alternative technologies;
- perceived utility, performance data and supporting research;
- regulatory approvals, compliance status and evolving standards; and
- shifts in industry needs across Life Sciences, applied markets and molecular diagnostics.

We are making significant investments in intellectual property, software and manufacturing capacity to support new automation platforms such as QIAstat-Dx and QIAcuity. These platforms follow a razor-razorblade model in which the value of the instruments depends heavily on the timely expansion of assay menus, availability of new test panels and the ability to scale production. Delays in menu expansion, challenges in lifecycle management or production capacity constraints may slow platform adoption and reduce expected consumables demand.

Advancements in artificial intelligence—including AI-driven bioinformatics, automated interpretation tools and competitive AI-curated data platforms—may accelerate innovation cycles and shift customer expectations. If we are unable to integrate or adapt to such emerging technologies, or if competitors adopt them more effectively, our competitive position and long-term growth prospects could be adversely affected.

Slower-than-expected customer uptake of new systems may negatively impact instrument and consumables sales, compress margins, and weaken our market position. Higher fixed development and manufacturing costs may exert pressure on gross margins and operating income until sufficient market traction is achieved. In addition, production constraints, yield variability or delays in scaling manufacturing capacity could limit availability of new products and impair commercial performance.

If we fail to keep pace with innovation, address market demands, expand product menus, or successfully scale production, our business, financial condition and growth prospects could be materially impacted.

Insufficient ESG integration combined with environmental and circular-economy compliance shortcomings may adversely affect our operations and reputation.

Our efforts relating to environmental, social and governance (ESG) matters are subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving regulations and stakeholders' expectations.

Sustainability-related standards, disclosure requirements and evaluation criteria continue to shift rapidly across jurisdictions, and we may be required to adjust our practices, reporting processes and internal governance mechanisms in

response to emerging rules or divergent stakeholder views. As expectations develop, including those connected to environmental performance, resource efficiency and circular-economy principles, we may need to expand our reporting capabilities or adopt new operational approaches, which could require significant management focus and the allocation of additional resources.

Performance against our sustainability metrics may also depend on third parties, such as suppliers or external service providers, whose practices we do not fully control. This reliance increases the risk that inconsistencies in external data, varying levels of maturity across supply chains, or limitations in oversight could affect perceived or actual ESG performance and influence stakeholder confidence. In certain instances, reporting obligations may require disclosures that could negatively affect external perceptions of our activities or expose us to scrutiny.

In addition, our operations—and those of our partners—are subject to an evolving set of environmental, health and safety laws. Failure to comply with these requirements, or delays in adapting to new regulations, could result in fines, penalties, or other enforcement actions. We may also face environmental liabilities inherent to our activities or those of our manufacturing partners, including obligations related to remediation or the handling of regulated materials. As these regulatory frameworks become more stringent, we may be required to incur substantial expenses to meet compliance expectations, which could disrupt operations or affect our financial performance.

Taken together, increasing regulatory complexity, shifting stakeholder expectations and potential environmental compliance obligations may heighten our exposure to operational, financial and reputational risks.

Operational risks

The unplanned departure of critical personnel could disrupt business continuity, delay projects and change recruitment plans.

Our ability to operate effectively depends on the retention of key personnel who possess strategic, operational, technical or regulatory expertise that is essential to our success. These individuals include senior leadership, functional heads and subject matter experts across the company. The loss of any of these employees could disrupt business sustainability, delay decision-making processes, or impede the execution of core initiatives. If we are unable to retain or adequately replace such personnel, we may experience the loss of intellectual capital, institutional knowledge and strategic relationships that are critical to ongoing projects and regulatory or market commitments.

The departure of key personnel could delay regulatory filings, product development activities or market expansion efforts, and may reduce credibility with customers, partners, or regulators. Reliance on interim leadership, external consultants or accelerated recruitment efforts could increase operating costs and introduce operational inefficiencies. If successors do not possess requisite skills, experience or influence, our ability to execute our strategic priorities could be impaired. Any of these developments could materially and adversely affect our business, financial condition and results of operations.

In November 2025, we announced that Thierry Bernard will step down as Chief Executive Officer and Managing Director once a successor is appointed. Following the announcement of Mr. Bernard's departure and prior to the appointment of a successor, uncertainty regarding future leadership may create distraction, affect employee morale and retention, delay decision-making, and disrupt execution. We may experience adverse effects on our business if we are unable to identify a suitable successor. Even after a successor is appointed, the transition of leadership responsibilities and the successor's integration into our business, operations, and stakeholder relationships may result in disruption, reduced effectiveness, or delays in the execution of our strategic and operational priorities.

Inadequate sustainable operations and resilience planning may expose us to prolonged outages, data loss, and regulatory penalties.

If elements of this framework are not fully aligned, consistently implemented or periodically updated across the organization, resilience efforts may vary between locations or functions. In such circumstances, assessments of critical processes and dependencies may not always reflect evolving operational needs, and recovery priorities may not be optimized for all potential scenarios.

Testing, review, and validation activities contribute to strengthening preparedness. However, if these activities do not occur with sufficient frequency, scope or coordination—or if evolving business priorities limit participation—certain aspects of our resilience, posture may not be fully evaluated under real-world conditions.

Should gaps in governance, assurance or coverage arise, disruptive events such as supply chain interruptions, facility outages, system incidents or broader crises could challenge our ability to maintain normal operations. We may experience delays in certain activities, temporary interruptions to business processes, or increased operational complexity. These circumstances could affect our ability to meet some external commitments, result in higher operating costs, or lead to reputational impacts with customers, partners or other stakeholders. Given the global nature of our operations and exposure to macroeconomic, geopolitical and operational uncertainties, such developments could adversely affect our business, financial condition, or results of operations.

Increasing customer demands for cost reductions and purchasing efficiencies may restrict our pricing flexibility and affect our business.

Many customers are consolidating suppliers and negotiating bulk purchasing agreements to lower costs, often through large distributors that secure discounted pricing and direct purchasing control. To maintain access to these customers, we may be required to offer lower prices to distributors, reducing our margins.

Additionally, large customers, including the U.S. federal government, may seek special pricing arrangements, such as blanket purchase agreements, further limiting pricing flexibility.

For some customers, we have facilitated sales through distributors and value-added partners at their request. If sales through intermediaries increase, our gross profit and overall financial performance could be adversely impacted.

Expanding supply-chain due-diligence and reporting obligations, combined with potential shortages, cost increases and logistics disruptions, may materially impact our business performance.

Our business relies on a global supply chain that is increasingly affected by evolving regulatory, operational and market-driven risks, and outcomes may not achieve the anticipated benefits or align with emerging expectations. Expanding due-diligence and transparency requirements—such as the German Supply Chain Act, U.S. conflict-minerals reporting rules, and proposed EU-wide frameworks like the Corporate Sustainability Due Diligence Directive—are reshaping obligations across jurisdictions and may require enhanced supplier oversight, deeper visibility into upstream tiers, and more comprehensive documentation. Meeting these expectations may increase administrative effort, necessitate updates to contractual terms, or require additional investment in reporting capabilities.

At the same time, our operations depend on the availability, quality and continuity of materials, components and logistics services sourced from a diverse supplier base, including certain limited- or single-source providers for key raw materials such as specialized plastics, biological components and chemicals. Vulnerabilities in supplier resilience—particularly among second- and third-tier upstream partners or suppliers operating in high-risk or capacity-constrained regions—may heighten the likelihood of disruptions, requalification needs or accelerated alternative sourcing efforts. Insufficient contractual governance, including agreements that do not fully mandate continuity assurances, regulatory compliance or protection of intellectual property, may further constrain our ability to enforce standards or ensure supply-chain reliability.

Broader macroeconomic and geopolitical factors—including inflationary pressures, trade restrictions, regional instability or global logistics constraints—may contribute to fluctuating costs, extended lead times or reduced supplier reliability. Variability in supplier maturity, documentation practices or compliance readiness may also create challenges in meeting regulatory or customer expectations. Failure by us or our suppliers to comply with emerging supply-chain regulations or due-diligence standards could result in enforcement

actions, limitations on market access, increased operational costs or reputational impacts.

If we are unable to effectively navigate these regulatory developments or mitigate supplier-related, logistical or resource-driven pressures, our operations, commercial performance and stakeholder relationships could be adversely affected. Collectively, these factors may influence our ability to maintain continuity across the value chain and meet broader strategic objectives.

We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data-security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm.

We rely on an interconnected digital environment—including internal systems, cloud platforms, third-party and vendor-hosted services, and AI-enabled tools—to support operations and safeguard sensitive information. As the threat landscape grows in sophistication and ecosystems become more complex, we may face risks related to unauthorized access, loss or alteration of data, disruption of critical services, or inconsistent application of security and privacy practices across environments we manage and those managed by others. The pace of technology change—combined with legacy constraints, supplier dependencies, and limited transparency into how external or AI-driven components are configured, trained, or controlled—may at times exceed the maturity of our governance processes and make it challenging to uniformly monitor or validate performance, data provenance, and protective controls.

In parallel, privacy, cyber security and digital-compliance expectations continue to evolve across jurisdictions and sectors. Meeting these requirements may require additional documentation, testing, model/algorithm validation, and reporting, as well as periodic updates to systems and processes. Delays or gaps in adapting to new or emerging standards, or weaknesses in control design or execution, could increase the likelihood of incidents or non-compliance. If such events occur—whether due to external attack (including increasingly sophisticated or state-sponsored actors), third-party or supply-chain issues, inadvertent human actions, or technical failures—we could experience service interruptions, constraints on data access or transfer, increased remediation and investigative effort, or scrutiny from customers, partners and regulators. In certain circumstances, these developments may result in financial or operational consequences, contractual exposure, enforcement actions or reputational impacts.

While we continue to invest in security capabilities, awareness, and oversight, residual risk remains. Collectively, these factors could adversely affect our operations, compliance posture, financial condition, stakeholder confidence, or ability to meet broader strategic objectives.

We depend on artificial intelligence (AI) systems to support key business activities; therefore, we may be affected by ethical, security, and operational failures that expose us to new risks.

We increasingly rely on AI–enabled systems across our operations, digital platforms and decision-support processes, which may expose us to a range of ethical, regulatory, security and operational risks. As AI technologies continue to evolve rapidly, their capabilities, limitations and long-term implications remain only partially understood. The development, deployment and use of AI may therefore introduce uncertainties that could affect the reliability of our processes, the quality of our outputs, or the effectiveness of business activities that depend on these tools.

Because AI capabilities are embedded to varying degrees within internally developed systems as well as cloud-based or vendor-hosted solutions, we may be exposed to risks arising from limited transparency into how underlying models are trained, the types of data used, or the safeguards implemented by third-party providers. Flawed, biased or incomplete model outputs—or premature reliance on insufficiently validated AI functionality—could influence decision-making, impede product development activities, delay new offerings or otherwise affect operational performance. These challenges may also create reputational or competitive harm if stakeholders perceive our use of AI as unreliable, inappropriate or inconsistent with emerging sector expectations.

AI adoption may amplify existing cyber security and data protection risks. As systems process larger data volumes, integrate cloud services or automate

complex workflows, vulnerabilities may arise that increase exposure to unauthorized access, misuse of confidential information or inadvertent disclosure of sensitive or personal data. Weaknesses in AI-enhanced tools—whether due to configuration errors, model failures or malicious exploitation—may result in operational disruption, financial loss, regulatory scrutiny or legal liability.

The regulatory landscape for AI is still developing, and new or forthcoming requirements may impose additional obligations related to data provenance, transparency, accountability, intellectual property, accuracy, safety or human oversight. Compliance with rapidly evolving standards may require additional documentation, validation, testing or governance controls, and could increase operational complexity or limit how we deploy certain AI-based capabilities. Failure to meet these expectations may lead to legal penalties, heightened supervisory attention or reputational harm.

In addition, divergent stakeholder views on responsible AI use may increase scrutiny of how AI-supported processes are designed, monitored and governed. Demonstrating appropriate oversight, ensuring explainability of outputs, or addressing bias-related concerns may be challenging, particularly where AI components are embedded deep within broader systems. The novelty of AI technologies may also expose us to risks that are not yet foreseeable, including those related to competitive dynamics, intellectual property protection, ethical considerations or unanticipated regulatory developments.

If we are unable to effectively manage these risks—such as ensuring adequate model performance, maintaining robust governance and security controls, adapting to evolving legal frameworks or meeting stakeholder expectations—our operational resilience, compliance posture, financial performance or reputation may be adversely affected.

Compliance risks

Evolving global data-protection and privacy requirements may expose us to legal, operational, and reputational risks if we are unable to consistently meet stringent obligations across our clinical, commercial, marketing, and genetic-data activities.
QIAGEN is exposed to an increasingly complex landscape of global data-protection and privacy requirements that govern how personal, customer, clinical-study and genetic information is collected, processed, stored and used across our operations. These regulatory frameworks—including the General Data Protection Regulation (GDPR), China's Health and Medical Research Ethics Committee (HGRAC) guidelines for clinical-study data, regional privacy laws in EMEA and APEC, and evolving standards governing sensitive genetic-data environments—continue to expand in scope and enforcement intensity. As our activities involve handling significant volumes of personal and, in some cases, highly sensitive information across diverse functions, any shortcomings in our data-governance practices could expose us to legal, operational, and reputational risks.

Data-privacy exposure arises in multiple parts of our business. Within clinical-research settings, our data-management processes must conform to stringent obligations for handling personally identifiable information from study participants, and non-compliance with these rules—including those under GDPR and HGRAC—could lead to sanctions, delays, or limits on the conduct of studies. In our commercial operations in EMEA the U.S. and APEC, the collection, storage, and use of customer data remain subject to strict regulatory requirements, and risks may arise if security measures or employee training do not uniformly meet the standards required to prevent unauthorized access or inadvertent disclosure. Our marketing activities introduce further exposure when external data sets or purchased contact lists are used to expand our customer base; ensuring that these data sources are compliant with the GDPR, CCPA or other regional laws requires verification processes that, if not rigorously executed, could result in unlawful processing, regulatory action or invalidation of campaign efforts.

Certain business processes carry heightened privacy considerations. In our Human Identification Devices (HID) business, the GEDmatch platform processes

raw genetic data, creating additional legal exposure if platform practices, user expectations, consent structures or data-sharing rights diverge from evolving privacy requirements.

If despite our controls we fail to comply with applicable data-protection laws or are perceived to have mishandled personal, customer, clinical-study or genetic information, we could face class action law suits, substantial fines, mandatory corrective actions, investigations, restrictions on data use and obligations to modify or suspend certain activities. In addition, any breach of trust—including through data-privacy incidents, regulatory findings, litigation, or gaps discovered during audits—could harm our reputation, weaken customer relationships, reduce participation in genetic or clinical initiatives, and limit the effectiveness of our commercial programs.

Although we have implemented controls such as data-management standard operating procedures, privacy-governance frameworks, consent-verification mechanisms, system filters that prevent non-compliant marketing outreach, GDPR-aligned event-data processes, platform-specific safeguards for genetic information, and structured incident-response procedures, we might be exposed to potential risks. The fragmented nature of global regulations, ongoing changes in enforcement practices, and the heightened sensitivity of certain data sets mean that we may continue to face exposure that could adversely affect our operations, financial position, or stakeholder confidence.

We may be subject to costly patent litigation, intellectual property disputes or licensing requirements that could impact our operations and financial performance.
The biotechnology and Life Sciences industries are highly litigious regarding patents and intellectual property rights, particularly as competitors develop technologies based on common platforms. We are aware that third parties hold patents related to sample and assay technologies, some of which are closely related to those we use.

From time to time, we receive inquiries regarding potential patent infringement. While we actively monitor developments and believe our technologies do not infringe third-party rights, there is no guarantee that we will not face legal challenges. If a dispute arises, we may be required to:

- Modify or discontinue certain products or processes
- Obtain costly licenses, which may not be available on favorable terms or at all
- Engage in lengthy and expensive litigation to defend against infringement claims or enforce our own patents

Additionally, proceedings before regulatory bodies such as the U.S. Patent and Trademark Office or the International Trade Commission may be necessary to determine the validity or scope of patents. Unfavorable rulings or settlement obligations could negatively impact our business, financial condition and competitive position.

Intellectual property litigation can be costly and time-consuming, diverting management resources and potentially leading to significant financial liabilities. Any adverse outcomes could materially affect our results of operations and market position.

Unethical behavior and non-compliance with laws by our sales representatives, consultants, commercial partners, distributors or employees could seriously harm our business.
Our operations include doing business in countries with a history of corruption and involve transactions with foreign governments. These factors may increase the risks associated with our international activities. We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to these types of practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws or other unethical behavior by any of our employees, consultants, sales agents or

distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control.

Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors, including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries. In addition, as of December 31, 2025, we had 353 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

The patent positions of technology-based companies involve complex and uncertain legal and factual questions, with laws on patent coverage and enforceability subject to change. U.S. patent applications remain secret until issued, and scientific or patent literature publications lag behind discoveries. Thus, there is no guarantee that patents will be granted from our applications or, if granted, that they will be broad enough to protect our technology. Issued patents may be challenged, invalidated or circumvented, potentially diminishing our competitive advantage and revenue as patents expire and competitors develop similar products.

Some products use third-party licensed patents and technologies, which provide competitive advantages but impose commercialization and sublicensing obligations. Non-compliance could convert exclusive licenses to non-exclusive or terminate them, leading to a loss of competitive edge and revenue.

We also protect trade secrets and proprietary know-how through confidentiality agreements with employees and consultants. However, these agreements may not offer meaningful protection or adequate remedies for unauthorized use or disclosure, and trade secrets could become known or independently developed by competitors.

Collaborations with academic researchers and institutions may result in third parties acquiring rights to inventions developed during these partnerships.

Obtaining regulatory approval and complying with evolving regulations is costly and time-consuming, potentially affecting our ability to commercialize products and generate sales.
Operating in a highly regulated global environment exposes us to ongoing uncertainty around approvals and compliance. Regulatory expectations continue to shift across major markets, requiring continuous investment in product development, documentation, quality systems, and monitoring.

Changes in regulations or interpretations may:

- Slow or block product approvals or modifications
- Increase compliance and operational costs
- Limit or interrupt the sale of certain products

Many of our key offerings fall under strict medical-device and related regulatory frameworks. Failure to meet evolving requirements—whether in quality systems, labeling, documentation, or post-market obligations—could result in penalties, restrictions, or operational disruptions.

Additionally, products currently sold for research-use-only may become subject to new regulatory expectations, requiring additional steps before they can continue to be marketed.

Overall, regulatory evolution remains a material factor that can affect timelines, costs, and market access across our portfolio.

Our business exposes us to potential product liability.
Our product marketing and sales involve inherent product-liability risks. Although we currently face no significant claims, future claims may arise, particularly if product defects, quality issues or failures in our manufacturing and control processes result in non-conforming products or performance concerns. Misuse or perceived misuse of our products—including in sensitive forensic and human-identification settings—could also lead to litigation or reputational harm.

We must comply with laws governing product safety and the handling of hazardous substances. Accidental contamination, chemical exposure or injury-related incidents could result in liability, regulatory action or financial impact.

Financial risks

Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility, and adversely affect our results of operations.
Our effective tax rate benefits from partially tax-exempt income through inter-company operating and financing structures as well as regional tax rate variations across our global operations. The statutory corporate tax rate in the Netherlands is 25.8%, but income or losses in other jurisdictions may be taxed at higher or lower rates.

Recent global tax reforms, including the OECD's Pillar Two framework, introduce a 15% global minimum tax that could significantly impact multinational businesses, including QIAGEN. The Netherlands has formally enacted Pillar Two legislation, with certain provisions effective January 1, 2024, and others effective as of January 1, 2025. However, ongoing discussions among the OECD and participating countries continue to shape its implementation, creating uncertainty regarding administrative rules and compliance requirements.

In addition to OECD-driven changes, shifts in U.S. tax policy due to political uncertainty could lead to corporate tax rate adjustments, changes in transfer pricing regulations and limitations on deductions for interest and foreign-related expenses. These changes could increase our tax burden, affect our cash tax payments and limit our ability to repurchase common shares without incurring adverse tax consequences.

Furthermore, tax authorities or regulatory bodies, such as the European Commission, may challenge our tax positions, transfer pricing arrangements or tax credit eligibility, potentially resulting in additional tax liabilities. These developments could materially impact our financial results, cash flow and ability to accurately forecast tax-related expenses.

Our debt obligations may impact our financial condition and flexibility.
We carry significant debt with service obligations and restrictive covenants that may limit our financial flexibility. High indebtedness increases the risk of default, restricts our ability to borrow additional funds and could impact our ability to generate sufficient cash flow to meet interest payments and debt covenants. If we are unable to secure working capital, new financing or equity funding, we may need to delay or reduce research and development investments.

Our debt levels could:

- Limit our ability to make required debt payments
- Restrict access to financing for operations, capital expenditures or debt service
- Reduce flexibility in responding to industry changes
- Increase vulnerability to economic downturns

Managing our debt effectively is critical to maintaining financial stability and business continuity.

Our business may require substantial additional capital, which may not be available on acceptable terms, or at all.
Future capital needs will depend on factors such as:

- Marketing, sales and customer support expenses
- Research and development investments

- Facility expansion
- Acquisitions of technologies, products or businesses
- Product demand and operational costs
- Debt repayment or refinancing
- Hedging activities and tax obligations

We expect to meet short-term capital needs through cash flow from operations and cash on hand. As of December 31, 2025, we had $1.7 billion in long-term debt and may choose to refinance these obligations.

If our existing resources become insufficient, we may need to raise funds through public or private debt or equity financing. However, funding may not be available on favorable terms, potentially requiring us to reduce or delay research and development, production, marketing, capital expenditures or acquisitions, negatively impacting our business. Additionally, issuing equity or convertible securities could result in shareholder dilution.

Our strategic equity investments may result in losses.
We make strategic investments in businesses as opportunities arise, but these investments may result in losses. We periodically evaluate their carrying value based on factors such as recent stock transactions, financial statements and market conditions. However, valuation fluctuations—driven by factors beyond our control—may impact our financial results.

Assessing the fair value of non-marketable Life Science investments is inherently subjective, and if actual outcomes differ from assumptions, we may be required to write down investments, leading to potential charges against earnings. There is no guarantee that these investments will yield long-term benefits.

Our ability to accurately forecast quarterly results is impacted by the timing of customer purchases, which are often concentrated in the final weeks or days of a quarter.
Many customers delay purchase decisions until late in the quarter as they assess budget availability and business needs. Additionally, revenue timing from companion diagnostic partnerships can be unpredictable, further complicating forecasts.

While we have historically relied on customer purchasing patterns to project sales, deviations due to market fluctuations, economic conditions or changing procurement trends can result in significant differences between projected and actual results.

Due to these factors, we may not have sufficient real-time visibility to adjust forecasts accurately. If sales fall short of expectations, the market price of our Common Shares could be adversely affected.

An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2025, our consolidated balance sheet included $2.7 billion of goodwill and $386.4 million of intangible assets. Goodwill arises when the purchase price of an acquisition exceeds the fair value of net assets, while intangible assets represent finite-lived assets such as patents or trademarks.

We test goodwill for impairment annually or when events indicate potential impairment. Intangible assets are reviewed for impairment when changes in circumstances suggest their carrying value may not be recoverable. These reviews are often conducted at an asset group level, which for goodwill currently applies to the entire company.

If impairment is identified, we must immediately record a charge to earnings, which could adversely impact our financial results.

External risks

Global economic uncertainty, rising rates, and geopolitical tensions may disrupt markets and supply chains, adversely affecting our operations and financial performance.
Our global operations are exposed to a broad range of macroeconomic, geopolitical and regulatory uncertainties that could adversely affect our business, financial condition and results of operations. Changes in global economic conditions—including inflationary pressures, tightening monetary policies, fluctuating energy prices, rising interest rates and volatility in financial

markets – may influence customer purchasing behavior, impact access to capital, and increase operating costs across our value chain. Shifts in trade policies, import duties, and tariff regimes, including those arising from evolving U.S.– China relations or regional policy actions, may create additional cost burdens or restrictions on the flow of goods, potentially affecting supply chain stability and market access.

Geopolitical developments, including regional conflicts, terrorist attacks, sanctions, and sudden policy shifts, can disrupt global markets, weaken supply chains and contribute to increased uncertainty in countries where we operate or where our suppliers and customers are located. Recent conflicts and geopolitical tensions have demonstrated the potential for sudden changes in trade routes, logistics availability, and energy costs, as well as heightened risks of cyber disruption and political instability. These conditions may also amplify operational challenges for suppliers and third-party logistics partners, further affecting product availability or delivery timelines.

At the same time, we operate in a complex international tax and regulatory environment that continues to evolve. Changes in national tax reforms, international frameworks, or divergent local interpretations may require adjustments to our compliance processes and could influence effective tax rates or create additional reporting obligations. Broader policy developments—including sanctions, trade restrictions, or regulatory tightening in certain jurisdictions—may impact strategic planning and overall market predictability.

If these economic, geopolitical, trade or regulatory pressures intensify, or if our ability to respond to such developments is limited, we may experience increased costs, reduced demand, supply chain interruptions, or constraints on commercial activities. These developments may also influence the timing of investment decisions, affect operational resilience, or alter stakeholder confidence. Individually or collectively, these factors could adversely impact our business performance, financial results or long-term strategic objectives.

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.
Our growth and profitability in the healthcare and diagnostics markets are influenced by the pace, scope, and consistency of reimbursement approvals and public health funding.Delays or limits in reimbursement approvals and public health funding may hinder our revenue growth and profitability in the healthcare and diagnostics markets. Our ability to expand depends heavily on the pace and consistency of reimbursement decisions from government agencies, private insurers, and other payors. These decisions require extensive scientific and economic evidence, can be slow and resource-intensive, and are not guaranteed to be favorable or sustained.

Payors have become increasingly cautious about covering new diagnostic technologies, often limiting coverage or exerting pricing pressure. Insufficient or variable reimbursement levels may constrain adoption, require pricing adjustments, and negatively affect margins. Many customers also rely on reimbursement support to drive market uptake, while global payors continue to pursue cost-containment measures that could reduce reimbursement rates.

In the United States, ongoing policy uncertainty—including potential changes to the Affordable Care Act—may delay customer purchasing decisions. Under the Protecting Access to Medicare Act (PAMA), Medicare rates for certain diagnostic tests are tied to private-payor pricing, a system that has historically reduced reimbursement levels. Although recent legislation has delayed further PAMA-related cuts until 2027 and updated the reporting year to better reflect current pricing, future rate-setting remains uncertain. Proposed reforms, such as the RESULTS Act, could influence future methodologies, but no lasting solution has been enacted.

As a result, continued pressure on reimbursement rates may limit market expansion and adversely affect our operating results.

Risks and Risk Management

Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Demand for our products is influenced by fluctuations in research and development budgets, which can be impacted by funding availability, industry mergers, shifting spending priorities and institutional policies. Any significant reduction in Life Sciences research and development spending could adversely affect our financial performance.

The pharmaceutical and biotechnology industries have undergone significant restructuring and consolidation in recent years. Further mergers may result in customer loss, reducing demand for our products and negatively impacting our results.

We also sell to universities, government laboratories and private foundations, many of which rely on government grants, particularly from agencies like the U.S. National Institutes of Health (NIH), the largest source of Life Sciences funding in the country. While research funding has increased in recent years, future levels remain uncertain due to federal and state budget constraints. Government funding decisions, which are subject to unpredictable political processes, can cause purchasing delays and impact our sales.

Efforts to reduce budget deficits have previously included cuts to NIH and other global research agencies. A reduction in government funding for Life Sciences research could significantly impact our business and results of operations.

Competition could reduce our sales.
The markets for our products are highly competitive. Many competitors have greater financial, operational, sales, marketing and research and development resources. They may develop new technologies that compete with or render our products obsolete and could gain regulatory approval from agencies such as the U.S. Food and Drug Administration (FDA) and international regulators. Competitors offering superior technology, cost-effective solutions or faster regulatory approval could adversely impact our sales and operations.

Our business growth depends on converting users from competing products to our sample and assay technologies. However, switching suppliers can be time-consuming and costly, as customers must integrate new products into their workflows. If we fail to be first to market with innovative solutions, our competitive position and sales may suffer.

Additionally, in commercial clinical diagnostics, we often compete with laboratory-developed tests (LDTs) created by our customers. Converting users from LDTs to our commercial assays remains a challenge, which may impact our market adoption and revenue.

We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term strategy includes forming strategic alliances and marketing arrangements with academic, corporate and other partners for developing, commercializing and distributing our products. We may face challenges in negotiating these collaborations and maintaining them, and partners might develop competing products.

Our Precision Diagnostics business collaborates with pharmaceutical and biotech companies to co-develop companion diagnostics for their drugs. The success of these programs depends on our partners' commitment, clinical trial outcomes and regulatory approvals. Sales of companion diagnostics are closely tied to the commercial success of the related drugs.

Marketing QIAGEN products often relies on joint ventures or distributorships, especially in emerging markets where we partner with local companies. The success of these partnerships impacts our sales and profitability in these regions.

Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation.
We sell our products in over 160 countries, directly or through partners. Due to our extensive operations, tracking end-user usage can be challenging. Misuse or perceived misuse of our products could harm our reputation and customer trust, impacting market acceptance.

Risks and Risk Management

Our customers, particularly in law enforcement and government, use our products for critical applications like forensic testing and human identification. They have low tolerance for defects, which could interfere with justice administration and damage forensic evidence. Defects or misuse, real or perceived, could lead to lost sales, increased service and replacement costs, reputational damage, customer loss, liability for damages and resource diversion, adversely affecting our business.

If our products are used unethically or unlawfully, it could harm our reputation and operations. We strive to ensure ethical and lawful use but cannot guarantee against misuse claims. Allegations of misuse, even if unfounded, could damage our reputation.

Our brand and reputation are crucial for business success. Maintaining them depends on delivering high-quality products and services. Negative reviews or publicity, especially in media, could harm our reputation and sales, adversely affecting our business and financial results.

Stock and shareholder risks

Fluctuations in results may impact the market price of our common shares.
Our operating results can vary significantly from quarter to quarter and year to year, influenced by multiple factors, including:

- Demand for our products and customer purchasing cycles
- Timing of research budgets and commercialization efforts
- Government funding allocations affecting customer spending
- Regulatory approvals and research and development activities
- Sales and marketing expenses, as well as exit activities
- New product launches by us or competitors
- Competitive market conditions and macroeconomic trends
- Exchange rate fluctuations affecting international revenue

We set expense levels based on anticipated sales trends, but actual sales and earnings may deviate from expectations, leading to variability in financial performance. As a result, our quarterly and annual results may not be indicative of future performance. If our results fail to meet or exceed analyst or investor expectations, the market price of our common shares could decline.

Our common shares may have a volatile public trading price.
The market price of our common shares has been highly volatile since our initial public offering in September 1996. Our shares have been listed on the New York Stock Exchange since January 10, 2018, after previously trading on Nasdaq. Over the past two years, our stock price has ranged from $37.63 to $51.88 and from €32.50 to €46.21 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our common shares include:

- New product launches or technological advancements by us or competitors
- Changes in collaborations or partnerships
- Quarterly financial performance and comparisons with peer companies
- Regulatory, tax or patent law changes
- Developments in intellectual property rights
- Government funding for Life Sciences research
- General market trends in diagnostics, pharmaceuticals and biotechnology
- Foreign exchange rate fluctuations

The stock market has experienced extreme price and volume fluctuations, particularly affecting technology-based companies, often unrelated to their operating performance. These broad market swings may negatively impact the price of our common shares.

Future sales and issuances of our common shares could adversely affect our stock price.
The future sale or issuance of a large number of our common shares could negatively impact their market price. Dutch law allows a company to issue

shares up to its authorized share capital as specified in its Articles of Association. Our authorized share capital is €9 million, divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, each with a €0.01 par value. As of December 31, 2025, approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Furthermore, up to 27.1 million shares may be issued upon conversion of debt. Most of our outstanding common shares can be sold without restriction, except those held by affiliates, which have resale limitations.

Shareholders could be subject to unfavorable tax treatment.

The tax treatment of an investment in our common shares may vary depending on the jurisdiction in which a shareholder is subject to tax, the shareholder's particular circumstances and the manner in which the shares are held. Changes in tax laws, regulations, administrative guidance or interpretations in relevant jurisdictions, possibly with retroactive effect, could adversely affect the tax consequences of the ownership or disposition of our common shares. In addition, tax authorities could challenge the treatment applied by shareholders or intermediaries. Any such developments could result in unfavorable tax treatment for shareholders, including in respect of dividends, capital gains, withholding, transfer or other taxes, and could adversely affect the value of, and return on, an investment in our common shares.

In addition, for U.S. federal income tax purposes, we could be classified as a passive foreign investment company, or PFIC, in any taxable year if either 75% or more of our gross income is passive income or 50% or more of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income. Based on our income, assets and activities for 2025, we do not believe that we were a PFIC for U.S. federal income tax purposes, and we do not currently expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is made annually and depends on the composition of our income, assets and activities from time to time, as well as, in part, on the value of our assets, including goodwill, which may be affected by changes in the market price of our common shares. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, or that the IRS will not challenge any determination we make with respect to our PFIC status. If we were classified as a PFIC, U.S. holders of our common shares could be subject to adverse U.S. federal income tax consequences.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association require a two-thirds shareholder vote, representing over 50% of issued share capital, to suspend or dismiss Managing and Supervisory Directors against their wishes. If proposed by the joint Supervisory and Managing Boards, a simple majority is sufficient. Shareholders may also overrule Board nominations with the same two-thirds vote and share capital threshold. To prevent hostile takeovers, our Supervisory Board can issue preference shares if a third party acquires 20% or more of share capital or is deemed an "adverse person." This may discourage bids or lead to negotiations for better terms.

In 2004, we granted the Dutch foundation Stichting Preferente Aandelen QIAGEN the option to acquire preference shares equal to all outstanding common shares minus one to block or delay an unfavorable change of control. The foundation must act in our and stakeholders' interests when exercising this option. Key restrictions on the Foundation's ability to prevent or delay a change of control include the following:

- protective shares may be issued only after a third party has publicly announced an offer; and
- any such protective stake may be held for a maximum period of two years, after which the Foundation must reduce its holding to below the 30% voting rights threshold.

Note regarding forward-looking statements and risk factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this annual report and the documents incorporated herein by reference may be forward-looking

statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity.

These statements can be identified by the use of forward-looking terminology such as "believe," "hope," "plan," "intend," "seek," "may," "will," "could," "should," "would," "expect," "anticipate," "estimate," "continue" or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors.

Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors above.

As a result, our future success involves a high degree of risk. When considering forward-looking statements, readers should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Financial and Share Performance

Operating and Financial Review

This section contains a number of forward-looking statements, which are based on current management expectations. Actual results may differ materially. Among the factors that could cause actual results to differ from management's expectations are those described in Risk Factors and Note Regarding Forward-Looking Statements and Risk Factors in this annual report. The discussion that follows focuses on 2025 with comparisons to 2024. For discussion of the year ended December 31, 2024 compared to 2023, refer to our 2024 Annual Report.

Operating results

Overview

Financial highlights of 2025 include:

- Total net sales increased 6% in 2025 from 2024, driven by our pillars of growth and by high recurring revenues, which accounted for approximately 90% of total net sales. Favorable currency movements against the U.S. dollar had a positive impact on total net sales by one percentage point over the prior year.
- The operating income margin in 2025 was 22.3% of sales compared with 4.9% in 2024. While the 2024 operating income margin included the impact of the 2024 Efficiency Program discussed in Note 6 "Restructuring," the improvement in operating income margin also reflects a reduction in operating expenses compared to 2024, driven by broad efficiency improvements that facilitated reinvestments into growth initiatives.
- Net cash provided by operating activities decreased 3% to $654 million in 2025 from $674 million in 2024. Cash flows in 2025 included cash restructuring payments for the 2024 Efficiency Program and reflected increased working capital requirements.

Foreign Currencies

The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.

Year Ended December 31, 2025, Compared to 2024

Net Sales

(in millions)	2025		2024		
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,876.4	90 %	$1,760.2	89 %	+7 %
Instruments	213.6	10 %	218.0	11 %	-2 %
Net sales	**$2,090.0**		**$1,978.2**		**+6%**

(in millions)	2025		2024		
Product group	Net sales	% of net sales	Net sales	% of net sales	% change
Sample technologies	$661.3	32 %	$642.0	32 %	+3 %
Diagnostic solutions	803.1	38 %	748.9	38 %	+7 %
PCR/Nucleic acid amplification	309.0	15 %	300.5	15 %	+3 %
Genomics/NGS	241.8	12 %	233.6	12 %	+3 %
Other	74.9	4 %	53.2	3 %	+41 %
Net sales	**$2,090.0**		**$1,978.2**		**+6%**

Sample technologies include the sale of consumables kits and instruments used to obtain DNA, RNA and proteins from biological samples. This product group grew 3% in 2025 to $661.3 million on higher sales of consumables, in particular automated kit sales. Favorable currency movements against the U.S. dollar positively impacted the sales of sample technologies by more than one percentage point in 2025 over the prior year.

Diagnostic solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 7% in 2025 to $803.1 million, driven by solid gains in the sale of consumables, while instrument sales were lower compared to 2024. QIAstat-DX led the performance, with sales rising 27% in 2025, driven by ongoing strong instrument placements and solid consumables demand for all syndromic panels. QuantiFERON-TB also grew 11% in 2025, supported by conversion from the tuberculin test in all regions along with broader test-market expansion. Favorable currency movements against the U.S. dollar positively impacted this product group by approximately one percentage point in 2025 over the prior year.

PCR/Nucleic acid amplification involves consumable kits used in non-regulated applications. Overall product group sales grew 3% in 2025 to $309.0 million, primarily driven by strong demand for consumables, particularly in the QIAcuity digital PCR systems. QIAcuity delivered growth in 2025 as sales in consumables more than offset lower instrument sales impacted by ongoing cautious spending among Life Sciences customers. Other PCR consumables sales also grew compared to 2024, primarily driven by growth in the Enzymes and human ID/Forensics portfolio. Favorable currency movements

Operating and Financial Review

against the U.S. dollar contributed more than a one percentage point improvement for this product group in 2025 compared with the prior year.

Genomics/NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in this product group rose 3% to $241.8 million in 2025, driven by higher sales from the QDI bioinformatics sales, with underlying strong growth in the portfolio enhanced by contributions from Genoox since its acquisition in mid-2025. Consumable sales on universal NGS panels for use on any sequencer also delivered growth compared to 2024. Favorable currency movements against the U.S. dollar positively impacted the sales in this product group by more than one percentage point in 2025 over the prior year.

Net Sales

(in millions) Geographic region	2025	2024	% change
Americas	$1,086.5	$1,031.6	+5%
Europe, Middle East and Africa	712.8	648.5	+10%
Asia Pacific, Japan and Rest of World	290.7	298.2	-2%
Net sales	**$2,090.0**	**$1,978.2**	**+6%**

Net sales in the **Americas** region increased 5% in 2025, driven by improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables. Higher sales were seen in the U.S. and Brazil, against lower results in Canada compared to 2024.

Net sales in the **Europe, Middle East and Africa (EMEA)** region increased 10% to $712.8 million in 2025, primarily driven by the sales in Germany, United Kingdom, France and Italy.

Net sales in the **Asia Pacific, Japan and Rest of World** region declined 2% in 2025, as lower demand in China offset higher sales in Australia and Japan.

Gross Profit

(in millions)	2025	2024	% change
Gross profit	$1,299.5	$967.4	+34%
Gross margin	62.2%	48.9%	

Variations in sales levels between periods can lead to fluctuations in gross profit, as gross margin is affected by changes in the sales mix and performance of individual products. In 2025, gross margin benefited from a favorable sales mix, as sales of consumables and related products—which carry a higher gross margin than instrumentation products—increased by 7%. Additionally, the impact of the sales mix was also favorable within the instrumentation category, where net sales declined by 2%, mitigating the effect of lower-margin products. Furthermore, gross profit absorbed the negative impact of new tariffs.

The gross margin in 2025 is higher compared to 2024 in part due to total restructuring charges of $295.1 million, which include $93.5 million of inventory write-offs and $133.7 million of intangible asset impairments recorded in connection with the 2024 Efficiency Program discussed in Note 6 "Restructuring."

Operating and Financial Review

Operating Expenses

	2025		2024		
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Sales and marketing	$458.0	21.9 %	$450.9	22.8 %	+2%
Research and development	187.5	9.0 %	193.5	9.8 %	-3%
General and administrative	125.7	6.0 %	113.4	5.7 %	+11%
Acquisition-related intangible amortization	8.0	0.4 %	9.6	0.5 %	-17%
Restructuring, acquisition, integration and other, net	54.5	2.6 %	102.2	5.2 %	-47%
Total operating expenses	**$833.6**	**39.9 %**	**$869.6**	**44.0 %**	
Income from operations	$465.9	22.3 %	$97.7	4.9 %	

Sales and marketing
Sales and marketing expenses increased 2% to $458.0 million in 2025 but declined to 21.9% of sales from 22.8% in 2024. The overall increase in sales and marketing expenses primarily reflects changes in freight and other supply chain costs as well as an unfavorable currency impact of $7.6 million. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.

Research and development
Research and development expenses decreased 3% to $187.5 million in 2025 and decreased to 9.0% of sales from 9.8% in 2024. The decrease reflects the June 2024 decision to discontinue the NeuMoDx system, partially offset by a $5.8 million unfavorable currency impact. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

General and administrative
General and administrative expenses increased 11% to $125.7 million in 2025 and increased to 6.0% of sales from 5.7% in 2024. These results reflect investments in our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures offset by efficiency gains across many administrative functions. General and administrative costs include an unfavorable currency impact of $3.5 million in 2025. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber-security costs.

Acquisition-related intangible amortization
Amortization expense on acquisition-related intangibles within operating expense declined 17% to $8.0 million in 2025 from $9.6 million in 2024. The decrease reflects the full amortization of certain acquired assets.

Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in the cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expense under the caption "acquisition-related intangible amortization." Amortization expenses of intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses will increase in the event of future acquisitions.

Restructuring, acquisition, integration and other net expenses

Restructuring, acquisition, integration and other net expenses decreased to $54.5 million in 2025, or 2.6% of sales, from $102.2 million, or 5.2% of sales, in 2024. Expenses incurred in 2025 primarily included charges related to restructuring programs, as discussed further in Note 6 "Restructuring," namely the 2024 Efficiency Program and a continuation of efficiency measures into the 2025 Restructuring Program. Expenses incurred in 2024 included charges related to the 2024 Efficiency Program as well as integration costs related to our acquisition of Verogen, Inc., in January 2023. We expect to incur additional restructuring, acquisition, integration and other costs.

Other Income (Expense), net

(in millions)	2025	2024	% change
Interest income	$64.3	$68.0	-5 %
Interest expense	(33.3)	(43.8)	-24 %
Other expense, net	(6.7)	(0.7)	800 %
Total other income, net	**$24.4**	**$23.4**	**+4%**

Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The fluctuation in 2025 compared to the prior year was attributable to changing interest rates and the duration and level of short-term investments held during the period.

Interest expense primarily relates to debt, as discussed in Note 16 "Debt" in the accompanying notes to consolidated financial statements. The decrease in 2025 compared to 2024 is driven by the repayment of a portion of the 2027 Notes totaling $474.0 million and the repayment of one tranche of 2022 Schuldschein in July 2025 for $60.2 million, partially offset by the issuance of the 2032 Notes in September 2025 totaling $750.0 million. Interest expense was also lowered by capitalized interest associated with assets under construction.

For the year ended December 31, 2025, other expense, net was $6.7 million and included a loss of $8.4 million on foreign currency transactions and $2.5 million of investment impairment as further discussed in Note 10 "Investments," partially offset by $4.4 million of other income, primarily from equity method investments.

For the year ended December 31, 2024, other expense, net was $0.7 million and was comprised of other expense totaling $6.9 million primarily from foreign currency transactions and impairments in equity method investments, partially offset by $6.2 million of other income, primarily from equity method investments.

Income Tax Expense

(in millions)	2025	2024	% change
Income before income taxes	$490.3	$121.1	+305%
Income tax expense	65.4	37.6	+74%
Net income	**$424.9**	**$83.6**	
Effective tax rate	13.3 %	31.0 %	

In 2025, our effective tax rate was 13.3% compared to 31.0% in 2024. Our effective tax rate differs from the Netherlands' statutory tax rate of 25.8% due

in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany, which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland in 2025. See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the Netherlands' statutory income tax rate to the effective tax rate.

In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" in Risk Factors.

Legal proceedings

As of December 31, 2025, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or our subsidiaries. While no assurances can be given regarding the outcome of any legal proceedings, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

For information on legal proceedings, see Note 20 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements.

Liquidity and capital resources

To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, to fund dividends and capital repayments to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2025	2024
Cash and cash equivalents	$839.0	$663.6
Short-term investments	259.9	489.4
Total cash and cash equivalents and short-term investments	**$1,098.9**	**$1,153.0**
Working capital	$1,482.9	$917.8

Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2025, cash and cash equivalents had increased by $175.5 million from December 31, 2024, primarily as a result of cash provided by operating activities of $654.3 million, partially offset by cash used in investing activities of $305.3 million and cash used in financing activities of $179.0 million, as discussed in the Cash Flow Summary below.

(in millions)	2025	2024
Net cash provided by operating activities	$654.3	$673.6
Net cash used in investing activities	(305.3)	(249.2)
Net cash used in financing activities	(179.0)	(422.9)
Effect of exchange rate changes on cash and cash equivalents	5.4	(6.0)
Net increase (decrease) in cash and cash equivalents	**$175.5**	**($4.5)**

Cash flow summary

Operating activities
For the year ended December 31, 2025, we generated net cash from operating activities of $654.3 million compared to $673.6 million in 2024. While net income was $424.9 million in 2025, non-cash components in income included $193.7 million of depreciation and amortization, $50.4 million of share-based compensation and $22.4 million non-cash impairments primarily recorded in connection with the programs discussed in Note 6 "Restructuring," as well as the impairment of an equity method investment as further discussed in Note 10 "Investments." The decrease in net cash provided by operating activities in 2025 compared to 2024 primarily includes a net decrease in net operating assets driven by increased accounts receivable as well as inventories, and decreased accounts payable and accrued and other liabilities, including restructuring related payments. Because we heavily rely on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.

Investing activities
Approximately $305.3 million of cash was used in investing activities in 2025 compared to $249.2 million in 2024. Investing activities during 2025 consisted principally of $369.0 million for purchases of short-term investments, $291.2 million of net cash paid for the acquisition of Genoox and Parse Biosciences, $201.0 million in cash paid for purchases of property, plant and equipment, $32.2 million paid to our derivative counterparties to collateralize our derivative liabilities with them as discussed in Note 14 "Derivatives and Hedging," and $6.1 million paid for intangible assets, partially offset by $597.1 million from the redemption of short-term investments.

Cash used in investing activities during 2024 consisted principally of $685.9 million for purchases of short-term investments, $167.2 million for purchases of property, plant and equipment and $4.1 million paid for intangible assets partially offset by cash inflows of $585.0 million from the redemption of short-term investments and $25.4 million received from our derivative counterparties to collateralize our derivative liabilities with them.

Financing activities
For the year ended December 31, 2025, cash used in financing activities was $179.0 million compared to $422.9 million in 2024. Financing activities during 2025 included $534.2 million for the repayment of long-term debt, $280.1 million capital repayment made as part of a synthetic share repurchase discussed in Note 18 "Equity," $54.2 million of cash dividends paid, $27.3 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $16.1 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. This was partially offset by $742.3 million received from the issuance of convertible notes.

In 2024, cash used in financing activities totaled $422.9 million and consisted of $601.5 million for the repayment of long-term debt, $292.1 million capital repayment as part of a synthetic share repurchase and $34.2 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards partially offset by $494.2 million received from the issuance of convertible notes and $11.4 million received from our derivative counterparties to collateralize derivative assets that we hold with them.

Other factors affecting liquidity and capital resources

As of December 31, 2025, we carry $1.7 billion of long-term debt, all of which is long-term.

In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025, and executed on January 8, 2026, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury shares) as of January 31, 2026.

In September 2025, we issued a $750.0 million aggregate principal amount of 2.0% coupon convertible notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."

In June 2025, our shareholders approved a cash dividend totaling $54.2 million, which was paid in July 2025 as further discussed in Note 18 "Equity."

In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 2.8%.

In December 2024, we renewed the €400 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a one-year period. No amounts were utilized during 2025. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. No amounts were drawn under the syndicated revolving credit facility in 2025. We have additional credit lines totaling €13.0 million with no expiration date. €8.2 million of these facilities are used for bank guarantees and were not drawn in cash as of December 31, 2025.

In September 2024, we issued a $500.0 million aggregate principal amount of 2.5% coupon convertible notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3%.

In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million due in various periods through 2035 as described more fully in Note 16 "Debt." Interest rates are linked to our ESG performance. Following the July 2025 repayment of $60.2 million at maturity, $373.7 million remains outstanding as of December 31, 2025.

In December 2020, we issued a $500.0 million aggregate principal amount of zero-coupon convertible notes due in 2027 (2027 Notes). During the year on the December 17, 2025, put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt. The remaining 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Debt."

In November 2018, we issued a $500.0 million aggregate principal amount of cash convertible senior notes due in 2024 (2024 Notes), which were due and repaid in November 2024.

In September 2017, we issued an aggregate principal amount of $400.0 million in cash convertible senior notes due in 2023 (2023 Notes), which were due and repaid in September 2023.

In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates and due at various dates through June 2027. As of December 31, 2025, a total of $17.0 million is outstanding.

We have lease obligations, including interest, in the aggregate amount of $182.8 million, of which $34.1 million was current as of December 31, 2025.

We also have purchase obligations of $148.7 million and license commitments of $18.5 million. In connection with certain acquisitions that we have completed, QIAGEN could be required to make additional contingent cash payments of up to $71.9 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 12 "Leases" and Note 20 "Commitments and Contingencies" in the consolidated financial statements.

Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $149.5 million as of December 31, 2025. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid.

We did not use special-purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2025, 2024 and 2023.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our share-based compensation plans, and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, would be sufficient to fund our planned operations and expansion in the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and qualitative disclosures about market risk

Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines, which require a continuous internal risk analysis. The objective of our risk management is to reduce the potential negative effects on earnings from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks.

Derivatives and hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards-options, and/or interest rate derivatives to manage potential negative impact from foreign currency exposures and changes in interest rates. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.

Foreign currency exchange rate risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant currency, with others including the British pound, Chinese yuan, Japanese yen, and Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Because of the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities in Germany, and inter-company sales of inventory also expose us to foreign currency exchange rate risk. Inter-company sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle inter-company payables and receivables, as well as inter-company foreign exchanged swaps and forward contracts for eligible subsidiaries in order to centralize the foreign exchange rate risk to the extent possible. In the past, we have entered into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure, and we may do so in the future.

Interest rate risk

Our Financial Risk Management Guideline allows for the use of interest rate derivatives to achieve our risk management objectives. We did use interest rate derivatives in the past to mitigate risk from our portfolio of interest-bearing assets and liabilities, both external and inter-company. Based on a regular monitoring of the underlying exposure we will consider the use of interest rate derivatives in the future, if needed.

At December 31, 2025, we had $839.0 million in cash and cash equivalents as well as $259.9 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $3.9 million.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2025. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2025, we had $1.7 billion in long-term debt of which $164.3 million is floating interest rate debt. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements as the increased interest expense would have been completely offset by increased interest income from our variable rate financial assets.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.

We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse

customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Credit risk is managed on a total company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered.

Counterparty risk

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. To minimize our exposure with any single counterparty, we have entered into master agreements with all derivatives trading counterparties that require collateralization of the net market value of outstanding positions.

Commodities

We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our products.

A change in commodity prices may alter the gross margin, but because of the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings.

Policy on dividend distribution

To further support shareholder value, QIAGEN implemented a dividend policy in 2025, and the first annual dividend was paid to shareholders after the proposal was approved by shareholders at the Annual General Meeting (AGM) in June 2025.

QIAGEN's objective is to provide shareholders with a steadily increasing dividend, distributed on an annual basis after the AGM. Each year, the Managing Board—after receiving prior consent from the Supervisory Board—presents a dividend proposal at the AGM detailing the suggested payout for the preceding year. The actual dividend declared depends on the presence of distributable profits, accumulated earnings and available cash. Any dividend proposal may also be influenced by factors such as anticipated future liquidity needs, including investments to expand production capacity, as well as working capital requirements, financing required for ongoing research and development initiatives and potential acquisition opportunities. Additionally, any changes in relevant tax or corporate legislation could impact the dividend proposal. Dividends are distributed from retained earnings as reported in our annual financial statements.

Credit rating

We currently do not have a public rating issued by any credit rating agency.

Critical accounting estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management's estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make

assumptions about matters that were highly uncertain at the time the estimate was made, or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.

Income taxes

Calculation of our tax provision is complex due to our international operations and the multiple taxing jurisdictions in which we operate. Some of our deferred tax assets relate to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in many jurisdictions across our global operations.The U.S. accounting standard that governs how companies record and disclose income taxes in their financial statements, ASC 740, states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes on the basis of technical merits. We record unrecognized tax positions in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which the new information is available.

Share-based compensation

Our stock plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We grant performance-based stock units subject to performance periods of three years. Thus, the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. Any increase or decrease in share-based compensation expense resulting from an adjustment in the estimated shares to be released is treated as a cumulative catch-up in the period of adjustment. If any of the assumptions or estimates used change significantly, share-based compensation expense may differ materially from what we have recorded in the current period.

Acquisitions

In line with our strategy,we enter into business combinations and must determine whether an acquired entity is considered to be a business or an asset or group of assets. A portion of the purchase price can only be allocated to goodwill in a business combination. Transaction costs are expensed in a business combination, yet capitalized in an asset acquisition. Contingent payments and in-process research and development costs are also handled differently. A set of assets is not a business if substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similar identifiable assets. In determining whether an acquired entity is considered to be a business or a set of assets, application of the "substantially all" threshold requires judgment.

The purchase price allocation for acquisitions of a business requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the

acquisition date, with subsequent changes to the fair value being recognized in earnings.

We have made several acquisitions of businesses in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. In most acquisitions, we engage an independent third-party valuation firm to assist us in determining the estimated fair values of acquired in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating projected revenue and related growth rates, estimating future cash flows, estimating customer attrition rates, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available.

Amortized intangible assets

We assess amortized intangible assets for impairment immediately upon an indicator of possible impairment. Intangibles are assessed for recoverability considering the contract life, where applicable, and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Due to the numerous variables associated with our judgments and assumptions, including assessments about alternative future use, and the effects of changes in circumstances affecting the valuation, both the precision and reliability of the resulting estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

Fair value measurements

We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We use the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

Certain derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable prices at which transactions are executed in the marketplace.

Certain acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates, and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these

Operating and Financial Review

estimates are adjusted in the future, our financial position or results of operations could be affected in the period of any change.

Additionally, our Level 3 instruments include nonmarketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management's best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in this Annual Report, containing a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

QIAGEN Shares

Market environment
In 2025, the global economy continued to expand at a moderate pace as inflation pressures eased and financial conditions stabilized in many major markets. While growth remained below the long-term pre-pandemic average, improved investor sentiment and resilient corporate results supported another positive year for global equity markets.

In the United States, major equity indices delivered strong returns, driven largely by continued momentum in technology and innovation-led sectors as well as improving macroeconomic visibility. The S&P 500 gained about 16% during the year, supported by solid corporate earnings and sustained investor interest in artificial intelligence and digital transformation across industries.

European equity markets also delivered strong performance. The German DAX Index posted gains of more than 20% in 2025, reflecting improving sentiment toward European equities, declining inflation and continued demand for globally competitive industrial and technology companies.

Within the life sciences and diagnostics sector, equity performance was more mixed. After several years of extraordinary pandemic-driven demand, many companies continued to adjust to more normalized market conditions. Investor focus shifted toward companies demonstrating strong operational execution, resilient recurring revenue streams and clear long-term innovation pipelines.

Global shares listed in the U.S. and Europe
QIAGEN's global shares have been traded in the United States since 1996 and are currently traded on the New York Stock Exchange (NYSE: QGEN) and in Germany on the Frankfurt Stock Exchange (XETRA: QIA) since 1997. Since 2003, they have also been listed in the Frankfurt exchange's Prime Standard segment, which requires stricter reporting and transparency standards, and are traded on both the XETRA electronic platform and the Frankfurt Börse floor.

These shares provide equal rights to all shareholders and are available for trading in U.S. dollars or euros on either exchange.

QIAGEN's listing on the NYSE allows us to tap into a broad base of international investors, particularly in the U.S. The NYSE listing supports our visibility in North American markets, where our products are widely used in research and healthcare.

Our listing on the Frankfurt Stock Exchange caters to investors who want to invest in QIAGEN through the euro and reflects the integration of QIAGEN into the European economic landscape as a company headquartered in the Netherlands along with a strong presence in Germany.

The dual listing on these important stock exchanges enhances QIAGEN's global investor base and improves liquidity for our Global Shares while increasing the opportunity to attract investors, particularly those in the U.S. restricted to holding only U.S. dollar-denominated investments, as well as international investors who cannot invest in U.S. dollars.

Share price and liquidity
In 2025, QIAGEN, listed as QGEN on the NYSE and QIA on the Frankfurt Stock Exchange, traded in a stable range amid mixed conditions for the Life Sciences and diagnostics sector. On the NYSE, QGEN ended the year up about 1%, while on the Frankfurt Exchange, QIA declined about 10%, mirroring the results on the NYSE generally, in addition to weaker trends of the euro against the U.S. dollar.

QIAGEN's share performance reflected the continued normalization of demand across the life sciences tools and diagnostics sector following the pandemic period. While performance lagged the broader U.S. equity market, which delivered strong gains in 2025, QIAGEN's results were broadly in line with industry peers and stronger than some companies that faced more significant post-pandemic adjustments.

Our shares continued to offer high liquidity, with an average daily trading volume of approximately 1.86 million in 2025, of which about 1.32 million traded in the U.S. and about 0.54 million traded in Germany.

As of December 31, 2025, the free float, which affects weighting of QIAGEN shares in various indexes, was approximately 99%.

Shareholder structure
QIAGEN has a well-diversified, global investor base that includes over 400 identified institutional investors, with approximately 52% of shares held in North America, 38% in Europe and the remainder in other regions. As of year end of 2025, the Managing Board and Supervisory Board collectively held less than 1% of QIAGEN's outstanding common shares.

Market capitalization

	2025
Year-end market capitalization (in $ million)	9,755
Year-end market capitalization (in € million)	8,385

Annual shareholder meeting
At the Annual General Meeting on June 26, 2025, in Venlo, the Netherlands, shareholders overwhelmingly approved all agenda items. A total of 80% of QIAGEN shares were voted at the meeting, representing approximately 175.0 million of QIAGEN's 217.7 million issued shares as of the record date. Details of attendance and voting results are available at **corporate.QIAGEN.com**.

Investor relations and shareholder engagement
QIAGEN is dedicated to providing shareholders, analysts and global communities with clear, comprehensive and accessible information about its performance, strategy, vision, mission and future prospects. Engagement efforts include individual calls, roadshows and participation in broker-sponsored investor conferences.

QIAGEN's Investor Relations team has been consistently recognized as having one of the top teams in the EMEA region within the MedTech industry.

Investor events hosted by QIAGEN have been recognized for improving investor access through our virtual "Deep Dive" format. Since December 2024, we have held three publicly announced Deep Dive events to increase transparency about our growth pillars, including virtual one-hour sessions.

2025 Shareholder Structure by Geography


2%
17%
41%
11%
14%
7%
8%
US
Germany
France
United Kingdom
Canada
Other
Non-Institutional

2025 Shareholder Structure by Investor Type


2%
9%
15%
33%
21%
20%
Yield
Value
Index
Growth
Other
Non-Institutional

QIAGEN Shares

QIAGEN share indexes and prices - USA (NYSE)

Our shares have traded on the New York Stock Exchange (NYSE) since 2018 under the symbol QGEN. Before that, they traded on Nasdaq under the same symbol after our initial public offering (IPO) in 1996.

New York Stock Exchange (NYSE)	2025
Year-end price	$44.97
High	$51.88
Low	$37.63
Average daily trading volume (in million shares)	1.32

The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the NYSE.

	High ($)	Low ($)
Annual:		
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74
2024	47.44	39.03
2025	51.88	37.63

	High ($)	Low ($)
Quarterly 2024:		
First Quarter	45.87	42.08
Second Quarter	46.01	39.03
Third Quarter	47.44	39.73
Fourth Quarter	46.66	40.35
Quarterly 2025:		
First Quarter	47.93	37.63
Second Quarter	48.36	38.13
Third Quarter	51.88	43.74
Fourth Quarter	49.59	42.82
Quarterly 2026:		
First Quarter (through March 16)	57.82	40.28

	High ($)	Low ($)
Monthly:		
October 2025	49.59	44.85
November 2025	48.69	42.82
December 2025	48.13	44.51
January 2026	57.82	46.07
February 2026	53.30	47.37
March 2026 (through March 16)	49.71	40.28

QIAGEN Shares

QIAGEN share indexes and prices - Germany (XETR)

Our shares have traded on the Frankfurt Stock Exchange (Xetra) under the symbol QIA since a secondary IPO in September 1997. In September 2021, QIAGEN joined the DAX Index of the 40 largest German blue-chip companies by market capitalization, placing us among the country's top publicly traded companies.

Frankfurt Stock Exchange (XETR)	2025
Year-end price	€38.66
High	€46.21
Low	€32.50
Average daily trading volume (in million shares)	0.54

The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the Frankfurt Stock Exchange.

	High (€)	Low (€)
Annual:		
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74
2024	44.13	36.59
2025	46.21	32.50

	High (€)	Low (€)
Quarterly 2024:		
First Quarter	42.19	38.77
Second Quarter	42.36	36.59
Third Quarter	42.81	36.75
Fourth Quarter	44.13	38.13
Quarterly 2025:		
First Quarter	46.21	35.00
Second Quarter	41.51	32.50
Third Quarter	44.45	37.18
Fourth Quarter	42.48	37.00
Quarterly 2026:		
First Quarter (through March 16)	48.80	35.28

	High (€)	Low (€)
Monthly:		
October 2025	42.48	37.77
November 2025	42.09	37.00
December 2025	41.38	37.79
January 2026	48.80	38.25
February 2026	45.03	40.07
March 2026 (through March 16)	42.52	35.28



Corporate Governance

Message from the Chair of the Supervisory Board

Dear Stakeholders,

It is an honor to address you for the first time as Chair of the Supervisory Board of QIAGEN.

Over the past year, QIAGEN made meaningful progress through disciplined execution and a clear focus on long-term value creation. This was achieved during a period of geopolitical uncertainty, uneven economic conditions and significant change across Life Sciences and molecular diagnostics.

For the Supervisory Board, long-term value creation remains the central measure of progress. It guides our oversight of strategy, capital allocation, leadership development, risk management and governance. During the year, we saw further evidence of QIAGEN's ability to serve customers across the continuum from academic research to clinical healthcare.

That progress is grounded in a clear mission: helping customers unlock molecular insights that advance science and improve healthcare. QIAGEN's vision of making improvements in life possible reflects the impact of this work every day. Our QIAGENers help bring that vision to life by enabling customers to advance science and improve healthcare for patients around the world.

Following the Annual General Meeting in 2025, I succeeded Lawrence A. Rosen as Chair of the Supervisory Board. Larry served on the Supervisory Board for 12 years and brought broad international management experience, deep financial acumen, operational expertise and steady leadership. On behalf of the entire Supervisory Board, I thank him for his service and for his many contributions to QIAGEN's development.

We also express our sincere thanks to Prof. Dr. Elaine R. Mardis and Prof. Dr. Ross L. Levine, who stepped down from the Supervisory Board after years of valued service. Elaine served since 2014 and contributed highly regarded scientific expertise and perspective during an important period for QIAGEN. Ross brought valuable scientific insight to the Supervisory Board and stepped down in January 2026 upon assuming a new leadership role at Memorial Sloan Kettering Cancer Center. We are pleased that Ross will continue to lead QIAGEN's Scientific Advisory Board with a distinguished group of international experts.

I would also like to recognize a figure of special importance to QIAGEN, Dr. Metin Colpan, who will conclude his service on the Supervisory Board at the Annual General Meeting in June 2026. As a co-founder and QIAGEN's first Chief Executive Officer, Metin was instrumental in building QIAGEN from the ground up. He helped define its scientific foundation while bringing the entrepreneurial drive and leadership that shaped its early development and long-term direction. Naming him Honorary Chairman is a fitting recognition of that extraordinary contribution.

We were also pleased to welcome Mark Stevenson to the Supervisory Board in January 2026. He brings more than 30 years of deep industry experience, including senior leadership roles at Life Technologies, Applied Biosystems and Thermo Fisher Scientific, which further strengthens the Board.

These changes reflect the significant evolution of the Supervisory Board over the past five years. Following the AGM in June, seven of the eight Supervisory Board members proposed for appointment will have joined since 2021.

This level of renewal reflects a deliberate effort to refresh and strengthen the Supervisory Board to complement its already strong profile. We will continue to evaluate its composition carefully against our strategic priorities and support orderly succession planning and further strengthen the Board's profile over time.

An important priority is to manage the pace of this transition appropriately and maintain continuity. Combined with the fresh perspectives of more recently appointed members, the contributions of longer-tenured members have helped guide QIAGEN through this period of renewal in a disciplined and effective way.

Leadership succession is one of the Supervisory Board's most important responsibilities. In that context, we announced in November 2025 that Thierry Bernard will step down as Chief Executive Officer once a successor has been appointed. Thierry joined QIAGEN in 2015 and has led the company since 2019. On behalf of the Supervisory Board, I would like to thank Thierry for his

leadership, his dedication to QIAGEN and his commitment during this transition period.

Under Thierry's leadership, QIAGEN strengthened its portfolio across Life Sciences and diagnostics, delivered consistent performance and built a strong foundation for profitable growth. The Supervisory Board is encouraged by the candidates under consideration and continues to assess both the best leadership fit for QIAGEN and the timing of when a new CEO could join the company. Our aim is for the new CEO to begin in the second half of 2026. Until then, Thierry continues to lead QIAGEN with focus and commitment, helping ensure continuity and a smooth transition.

Throughout the year, the Supervisory Board remained closely engaged in its role of oversight and counsel.

Our discussions with the Managing Board focused on performance, strategic priorities, capital allocation, innovation, operational execution, succession planning, compliance, risk management and governance, as well as changes in market conditions and customer needs. In all of this work, our responsibility is clear: to monitor management carefully and support decisions that strengthen QIAGEN over the long term in the interests of all stakeholders.

An important area of focus has been supporting QIAGEN's strategy to invest behind its Growth Pillars, where it has attractive positions and clear opportunities to expand leadership. We also monitored execution against the 2028 targets announced in 2024, with a clear focus on accountability and results.

Capital deployment is one of the clearest ways the Supervisory Board helps shape long-term value creation. In an industry undergoing significant change, we believe capital should be allocated with discipline and directed to the opportunities that offer the strongest returns and the greatest potential to strengthen QIAGEN's future growth.

Our approach is straightforward. We invest first in the business, especially in commercial capabilities and research and development, where innovation, differentiation and market leadership provide the strongest basis for future success.

We also pursue targeted acquisitions with strong strategic fit that add important technologies, strengthen the portfolio and expand QIAGEN's reach into related growth areas. The acquisitions of Parse Biosciences and Genoox in 2025 reflect this approach. Parse strengthened QIAGEN's position in single cell analysis, while Genoox added AI-enabled software capabilities for clinical genomics and data interpretation. We view these investments not only through the lens of strategic fit, but also through their ability over time to support solid profitable growth.

Capital deployment also includes delivering attractive returns to shareholders in a balanced and disciplined way. In 2025, QIAGEN returned more than $850 million to shareholders through share repurchase programs and the introduction of an annual dividend. This reflects our commitment to balancing investment for future growth with disciplined shareholder returns.

As we have stated publicly and in our discussions with shareholders, the Supervisory Board fully understands its fiduciary responsibilities to review strategic opportunities for QIAGEN. We did so in 2025 and continue to do so in 2026 , and we will continue to evaluate such opportunities with discipline, guided by clear criteria: strong financial returns for QIAGEN shareholders, support for the interests of our broader stakeholders and a realistic path to completion.

Above all, QIAGEN's achievements depend on the commitment of our QIAGENers around the world. Their expertise, dedication and focus on customers continue to set QIAGEN apart. On behalf of the Supervisory Board, I would like to express my sincere appreciation and thanks to all QIAGENers for their professionalism, energy and commitment. They turn QIAGEN's vision of making improvements in life possible into reality every day by helping customers advance science and improve healthcare.

As we look ahead, the long-term drivers supporting QIAGEN remain compelling, including growing demand for high-quality molecular insights, efficient workflows, advanced diagnostics and deeper biological

Message from the Chair of the Supervisory Board

understanding. QIAGEN has the capabilities and strategic focus to build on these opportunities, and we are confident in its future as the next phase of leadership begins.

The Supervisory Board remains committed to ensuring that QIAGEN is led with discipline, governed with rigor and positioned to create long-term value. I thank our employees, shareholders, customers and partners for their continued trust and support.

Yours sincerely,

Stephen H. Rusckowski
Chair of the Supervisory Board

April 2026

Governance Structure

We understand the significance of clear and transparent corporate governance rules and have aligned our internal organization and processes with these principles where appropriate. This section provides an overview of our corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code 2025 (published at **www.mccg.nl**) (the Dutch Code).

The Dutch Code is applicable to QIAGEN N.V. (in the following, also referred to as QIAGEN or the company) as a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

QIAGEN is a "Naamloze Vennootschap," or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board that consists of executive management and acts under the supervision of an independent Supervisory Board (non-executives). Employee and other worker representatives are not included in either the Supervisory Board or the Managing Board.

It is in the interest of QIAGEN and all of our stakeholders, including shareholders, that each board performs its functions appropriately with a clear division of responsibilities, inclusive of interactions with the General Meeting of Shareholders (General Meeting) and the external auditor, to operate in a well-functioning system of checks and balances.

The Supervisory Board follows the principle of increasing stakeholder value and has always pursued the highest standards in corporate governance.

QIAGEN is committed to ensuring a corporate governance structure that best suits its business and stakeholders and that complies with relevant rules and regulations. Our corporate governance practices are generally derived from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code, although there are some minor deviations due to factors such as legal requirements imposed by other jurisdictions in which QIAGEN's shares are listed as well as due to industry standards. A brief summary of the principal differences is presented in the section Dutch Corporate Governance Code - Comply or Explain.

Requirements – U.S.
Our global shares are registered and traded in the United States on the New York Stock Exchange (NYSE). Consequently, we must comply with requirements of U.S. legislation, such as the Sarbanes-Oxley Act of 2002, as well as other regulations enacted under U.S. securities law. In addition, we are subject to the NYSE listing standards that are applicable to "foreign private issuers" such as QIAGEN. A brief summary of the principal differences is presented under the section NYSE Exemptions.

Requirements – EU and Germany
Our global shares are also listed in Germany on the Frankfurt Stock Exchange in the Prime Standard segment, where QIAGEN is a member of the DAX Index of the 40 largest blue-chip stocks in Germany. QIAGEN is also a member of the TecDAX Index composed of the country's leading technology companies. Accordingly, we are required to follow the applicable European regulations and German capital market laws, in particular the EU Market Abuse Regulation No 596/2014 and the German Securities Trading Act (*Wertpapierhandelsgesetz*).

We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German and U.S. capital market laws.

Governance Structure

QIAGEN operates under a two-tier corporate structure


General Meeting
Each share carries one vote
Decisions on key topics (e.g., authorizations to Supervisory Board to issue shares and repurchase shares, adoption of the remuneration policies for the Managing Board and Supervisory Board and the appointment of independent auditors)
Reports to
Elects and ratifies
Reports to
Elects and ratifies
Executive Committee
Comprised of experienced leaders across the company allowing for functions, businesses and markets to be represented at the highest level
The Managing Board is accountable for the actions and decisions by the Executive Committee
Managing Board
Top management body of QIAGEN N.V.
Decisions on issues of business policy and corporate strategy as well as annual and multi-year plans
Close cooperation for the benefit of the company
Informs and reports to
Advises, oversees, approves
Supervisory Board
Three committees
– Audit
– Compensation & Human Resources
– Nomination & Governance
Reports to
Selects
Scientific Advisory Board
Provides insights to support discussions on breakthrough innovations
Reports to
Selects

Managing Board

General

Charged with ensuring the continued success of QIAGEN and its subsidiaries, the Managing Board sets the strategic direction, with a particular focus on sustainable long-term value creation. It is tasked with developing and enforcing policies, monitoring worldwide business functions and risk management, and upholding financial integrity and conformity with pertinent legislation. The Managing Board has chosen to work with an Executive Committee, which is responsible for carrying out operational tasks. The Managing Board oversees how the Executive Committee performs and assumes responsibility for its decisions and actions. Through its leadership, the board steers QIAGEN toward its goals and accomplishments across all regions.

The Managing Board is also responsible for financing, managing the risks associated with our business activities and complying with all relevant legislation and regulations. The Managing Board (specifically the Chief Financial Officer) is informed of the findings of the Internal Audit function, which operates under the direct responsibility of the Supervisory Board through the Audit Committee.

The Managing Board provides timely information to the Supervisory Board for discussions on the development of QIAGEN and, in particular, reviews internal risk management and control systems with the Audit Committee.

The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. In discharging its duties, the Managing Board takes into account the interests of all stakeholders, including shareholders, in a commitment to sustainable long-term value creation.

Managing Board

The following were our Managing Board members for the year ended December 31, 2025:



Thierry Bernard

Chief Executive Officer
(1964, U.S./French)

Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, which involves the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Before joining QIAGEN, Mr. Bernard spent 15 years at bioMérieux SA in roles of increasing responsibility, most recently serving as Corporate Vice President for Global Commercial Operations, Investor Relations and the Greater China Region. Earlier in his career, he held senior management positions at several other leading international companies. He is also a member of the Board of Directors of Neogen Corporation and Bruker Corporation, and previously served as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona and has been appointed Conseiller du Commerce Extérieur by the French government.

Mr. Bernard will step down as CEO after the appointment of a successor which is planned to occur in 2026.



Roland Sackers

Chief Financial Officer
(1968, German)

Roland Sackers joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor at Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also Chair of the Board of the German industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

Executive Committee

Our Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee. The Executive Committee is comprised of the CEO, the CFO and certain experienced leaders, allowing for functions, businesses and markets to be represented at the highest levels. Under the leadership of the CEO, the members of the Executive Committee share powers and responsibilities for the operational management of the Company and the achievement of its objectives and results.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of our business and our strategy for, among other things, sustainable long-term value creation. The Supervisory Board assists the Managing Board by providing advice related to the business activities of QIAGEN. Meetings are held in the absence of the Managing Board for select topics at each regular meeting. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN and all stakeholders, including shareholders, in its aim to create long-term value. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts an annual self-evaluation which periodically takes place under the supervision of an external expert. Our Supervisory Board has specified matters requiring its approval, including decisions and actions that would fundamentally change our assets, financial position or results of operations.

At the end of 2025, the Supervisory Board had established three Committees – Audit, Compensation & Human Resources, and Nomination & Governance — from among its members. (The Science & Technology Committee was disbanded at the end of 2025 in favor of unifying these discussions in the Scientific Advisory Board, a group of experts that reports its findings to the Supervisory Board and Managing Board.) Additional committees can be established, or existing committees modified, based on the terms of the charter, as deemed beneficial. The Supervisory Board has approved charters for each of these committees. An overview of these committees, their operations and meeting attendance is provided in the Supervisory Board Report.

Composition and appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another, of the Managing Board and of any one particular interest. As a result, the Supervisory Board has adopted a profile, in terms of its size and composition, that takes into account the nature of our business, its activities and the desired diversity, expertise and background of the Supervisory Board members. The Supervisory Board's diverse expertise enables them to assess and review business implications associated with sustainability targets, ensure effective risk management and oversee both financial and non-financial reporting requirements. The current profile of the Supervisory Board can be found on our website (**www.qiagen.com**). The Supervisory Board has appointed a Chair from among its members, who is subject to adhere to the duties assigned by the Articles of Association and the Dutch Code.

Members of the Supervisory Board are appointed annually for the period beginning on the day following the Annual General Meeting of our shareholders up to, and including, the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

Supervisory Board

Our Supervisory Board is composed of individuals with diverse expertise, backgrounds, nationalities and professional experiences, ensuring a well-rounded and effective leadership team. The desired qualifications and composition of the Supervisory Board are outlined in its charters, which are available on our website under "Supervisory Board."

Independence

QIAGEN is in compliance with the NYSE listing standards that require a majority of the Supervisory Board Members to be independent.

Additionally, the Dutch Code distinguishes between certain independence criteria that may be fulfilled by not more than one Supervisory Board member (e.g., prior employment with the company, receiving personal financial compensation from the company or having an important business relationship with the company) and other criteria that may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, Dutch independence requirements are more stringent, such as by requiring a longer "look back" period (five years) for former executives to become Supervisory Board members.

In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. All of our Supervisory Board members are considered as independent under the Dutch Code and NYSE requirements.

Supervisory Board

Supervisory Board members

The following is a brief summary of Supervisory Board members for the year ended December 31, 2025:



Stephen H. Rusckowski

Committees: Compensation & Human Resources; Nomination & Governance (Chair)
(1957, U.S.)

Stephen H. Rusckowski joined the Supervisory Board in April 2023 and has served as Chair of the Supervisory Board since the Annual General Meeting in June 2025. He is a member of the Compensation & Human Resources Committee and since March 2024, he has been Chair of the Nomination & Governance Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Oracle Corporation, and previously served as a member of the Board of Directors of Tenet Healthcare Corporation, Xerox Holdings Corporation, Covidien plc and Baxter International Inc. He earned a bachelor's degree in mechanical engineering from Worcester Polytechnic Institute and a master's in management from the Massachusetts Institute of Technology's Sloan School of Management.

Skills and qualifications

- Former CEO of Quest Diagnostics, one of the world's largest clinical laboratory company
- Global leader with a strong record of growth and operational execution
- Contributes insights from public company boards and governance experience



Dr. Metin Colpan

Committees: Science & Technology (Chair); Nomination & Governance
(1955, German)

Metin Colpan, Ph.D., is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has been a member of the Nomination & Governance Committee since 2015. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his doctorate and master's degree from the Darmstadt Institute of Technology.

Skills and qualifications

- QIAGEN co-founder and former CEO with deep institutional knowledge
- Pioneer in sample technologies and nucleic acid purification
- Contributes deep insight into QIAGEN's technologies, products and strategy

Supervisory Board



Dr. Toralf Haag

Committee: Audit (Chair and Financial Expert)
(1966, German)

Toralf Haag, Ph.D., joined the Supervisory Board and Audit Committee in 2021 and is Chair of the Audit Committee. Since September 2024, Dr. Haag is Chief Executive Officer and Chairman of the Executive Board of Aurubis AG, a publicly listed German company. In May 2025, Dr. Haag joined the Board of Directors of NV Bekaert SA, a publicly listed Belgian company. Previously, Dr. Haag was Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a Ph.D. from the University of Kiel.

Skills and qualifications

- CEO of a global industrial company with international leadership experience
- Former CFO of Lonza with a strong record in transformation and operational performance
- Contributes deep capital markets and financial expertise



Prof. Dr. Ross L. Levine

Committee: Science & Technology
(1972, U.S.)

Ross L. Levine, M.D., joined the Supervisory Board and its Science & Technology Committee in 2016. In 2021, he became Chair of QIAGEN's Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor's degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.

Prof. Dr. Levine stepped down from the Supervisory Board in January 2026 following his appointment to a new leadership role as Chief Scientific Officer at Memorial Sloan Kettering Cancer Center. He will continue to lead our Scientific Advisory Board.

Skills and qualifications

- Leading physician-scientist in oncology and molecular cancer medicine
- Leads discussions on innovation as Chair of the QIAGEN Scientific Advisory Board
- Contributes deep expertise in molecular research and emerging clinical trends

Supervisory Board



Bert van Meurs

Committee: Nomination & Governance
(1961, Dutch)

Bert van Meurs joined the Supervisory Board and the Nomination & Governance Committee in April 2024. He is a member of the Executive Committee at Royal Philips N.V. of the Netherlands, where he serves as Executive Vice President and Chief Business Leader of Image Guided Therapy, and also as Chief Business Leader of Precision Diagnosis (ad interim) responsible for Diagnosis and Treatment. He has more than 40 years of experience since joining Philips in 1985 in various global business leadership positions. He has a master's degree in physics from the University of Utrecht and a degree in business marketing from the Technical University of Eindhoven, both in the Netherlands.

Skills and qualifications

- Global healthcare executive with over 40 years of leadership at Philips
- Deep expertise in medical technology, imaging and digital health
- Contributes insights into global healthcare markets and innovation trends



Eva van Pelt

Committee: Audit Committee
(1965, German)

Eva van Pelt joined the Supervisory Board and the Audit Committee in March 2024. She most recently served as Co-CEO and member of the Management Board of Eppendorf Group, a privately held German Life Sciences company. Prior to her time at Eppendorf, she held various international management positions of increasing responsibility with Siemens, Accenture, Hitachi Data Systems and Leica Microsystems. She also serves as a member of the Supervisory Board of Paul Hartmann AG, a publicly listed German healthcare company, and as President of the German-Dutch Chamber of Commerce. She earned a Diplom-Kauffrau degree from the Ludwig-Maximilians-Universität in Munich.

Skills and qualifications

- Former Co-CEO of Eppendorf with deep leadership experience in Life Sciences
- International executive with track record across healthcare and technology companies
- Contributes cross-border business and governance experience

Supervisory Board



Dr. Eva Pisa

Committees: Compensation & Human Resources (Chair)
(1954, Swedish/Swiss)

Eva Pisa, Ph.D., joined the Supervisory Board and the Compensation & Human Resources Committee in 2022. She is an adviser to several Life Sciences and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions at Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from Heriot-Watt University.

Skills and qualifications

- Diagnostics and Life Sciences executive with senior leadership experience at Roche
- Deep expertise in innovation, product market development and commercialization
- Contributes operational experience across diagnostics and healthcare companies



Elizabeth E. Tallett

Committees: Audit, Compensation & Human Resources, Nomination & Governance
(1949, U.S./British)

Elizabeth E. Tallett joined the Supervisory Board and its Audit Committee and Compensation & Human Resources Committee in 2011. In 2016, she joined the Nomination & Governance Committee. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; Executive Committee member of the Parke-Davis; and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett is a member of the Board of Directors of Moderna, Inc., and previously served as Chair of the Board of Directors of Elevance Health. She was a founding board member of the Biotechnology Council of New Jersey. She earned bachelor's degrees in mathematics and economics from the University of Nottingham.

Skills and qualifications

- Accomplished healthcare and biotech executive with deep industry experience
- Strong background in strategy, business development and growth initiatives
- Contributes extensive public company board experience and strategic insight

Mark P. Stevenson (1962) joined the Supervisory Board in January 2026 as an independent member, and also joined the Nomination & Governance committee. He is an Operating Partner at Fivespan Partners and has more than 30 years of experience in life science technology companies. He most recently served as Executive Vice President and Chief Operating Officer at Thermo Fisher Scientific. He previously served as President and Chief Operating Officer at Life Technologies and President and Chief Operating Officer at Applied Biosystems. He also serves on the board of directors of Ingersoll Rand Inc.

Lawrence A. Rosen joined the Supervisory Board in 2013 and served as Chair of the Supervisory Board from 2020 until he stepped down at the Annual General Meeting in June 2025. He was a member of the Audit Committee and the Nomination & Governance Committee.

Elaine Mardis, Ph.D., joined the Supervisory Board in 2014 and stepped down at the Annual General Meeting in June 2025. She was a member of the Science & Technology and the Compensation & Human Resources Committees.

Supervisory Board Report

Role of the Supervisory Board

The Supervisory Board is responsible for supervising the policies and activities of the Managing Board and the general affairs of QIAGEN and its business.

In fulfilling its role, the Supervisory Board acts in the interests of the Company and its enterprise, taking into account the interests of all relevant stakeholders.

Its key responsibilities include:

- Monitoring the achievement of corporate objectives
- Reviewing the Company's strategy and the risks associated with its activities
- Assessing the design and effectiveness of internal risk management and control systems
- Overseeing the financial reporting process
- Ensuring adherence to good corporate governance practices

During 2025, the Supervisory Board continued to focus on the supervision of the execution of QIAGEN's strategy, financial and operational performance, developments across the business, risk management as well as people and organizational topics.

Key matters were considered through dedicated sessions and in-depth discussions, enabling the Supervisory Board to review important developments in detail and engage closely with the Managing Board on matters of strategic and operational relevance.

The annual strategy review again formed a central element of the Supervisory Board's work. Discussions focused on the further development and execution of QIAGEN's strategy, with particular attention to the Pillars. The Supervisory Board assessed developments across the markets served by QIAGEN and reviewed plans to address evolving customer needs.

In this context, the Supervisory Board also reviewed the progress achieved during 2025 toward the mid-term 2028 targets announced in 2024 and discussed priorities for maintaining momentum in the years ahead.

In addition, several sessions were dedicated to longer-term strategic opportunities. In line with the overall strategy, the Supervisory Board regularly reviewed developments in the life sciences and diagnostics sectors and discussed selected M&A opportunities. These discussions, supported where appropriate by external advisors, enabled an ongoing exchange between the Supervisory Board and the Managing Board on strategic options and helped ensure careful consideration of opportunities in line with the Supervisory Board's fiduciary responsibility to act in the interests of the Company and its enterprise, taking into account the interests of all stakeholders, including shareholders.

Supervisory Board composition

The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience.

The composition of the Supervisory Board reflects the profile established for the Board, taking into account the activities of QIAGEN, its international footprint and desired mix of expertise, background and diversity. Many members have spent considerable time during their careers living and working outside their home countries, contributing to strong international management and leadership experience.

At the end of 2025, the Supervisory Board was comprised of five men and three women. Three members are German, two are American, one is Dutch, one is British–American and one is Swedish–Swiss, while the average age was 64. In terms of racial and ethnic diversity among the members: six self-identify as White, one self-identifies as Asian and one declined to self-identify. QIAGEN believes aggregate disclosure provides shareholders with relevant information while respecting the privacy of individual Board members. To facilitate comparability for some investors in light of QIAGEN's inclusion in the Russell 1000 Index in the U.S., QIAGEN provides aggregate racial and ethnic diversity disclosure for its Supervisory Board based on voluntary self-identification. For this purpose, references are made to the racial and ethnic categories used by the U.S. Office of Management and Budget (OMB).

The Supervisory Board has gone through a period of significant renewal in the past five years, with five of the eight Supervisory Board members at the end of 2025 having joined since 2021.

This level of renewal, which is reflected in an average tenure of six years, reflects a deliberate effort to refresh and strengthen the Supervisory Board to complement its already strong profile.

The profiles of recently appointed Supervisory Board members combine fresh perspectives, deep expertise and proven relevant leadership with the continuity and institutional knowledge of longer-tenured members needed to support QIAGEN's future development.

QIAGEN wishes to acknowledge the tremendous impact of Dr. Metin Colpan, who will conclude his service on the Supervisory Board at the Annual General Meeting in June 2026 and not stand for re-election. As a co-founder and QIAGEN's first Chief Executive Officer, Dr. Colpan was instrumental in building QIAGEN from the ground up and defining its scientific foundation while bringing the entrepreneurial drive and leadership that shaped its early development and long-term direction. Naming him Honorary Chairman is a fitting recognition of that extraordinary contribution.

Supervisory Board Report

In terms of professional background, the members of the Supervisory Board bring broad experience from leadership roles across Life Sciences, healthcare, finance, technology and international business, providing a balanced combination of operational, strategic, scientific and governance expertise.

QIAGEN continues to work toward its diversity targets for the Supervisory Board, which have been set at an ambitious level. The current composition is close to these targets, and the Supervisory Board expects that ongoing succession planning and appointment processes will support further progress toward achieving these objectives.

Following best practice provision 2.1.10 of the Dutch Corporate Governance Code, the Supervisory Board has established that its members are able to act critically and independently of one another and of the Managing Board.

To safeguard this, the Supervisory Board is composed in such a way that all its members are independent within the meaning of best practice provision 2.1.8 of the Dutch Corporate Governance Code. As a result, the Supervisory Board confirms that, in its opinion, the independence requirements referred to in best practice provision 2.1.7 to 2.1.9 inclusive of the Dutch Corporate Governance Code have been fulfilled.

The Supervisory Board further believes that all Supervisory Board members qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Board members must qualify as independent as defined in that manual.

Please refer to Supervisory Board Members for information on the principal positions and relevant other positions held by members of the Supervisory Board. Further detailed information is also available on the company website at **www.qiagen.com**.

Board Gender


62.5%
37.5%
Female
Male

Board Nationality


25%
25%
50%
US
European
Dual

Supervisory Board Report

The following table outlines the Supervisory Board members as of December 31, 2025. Supervisory Board members are reappointed annually at the Annual General Meeting (AGM) for a one-year term.

	Stephen H. Rusckowski (Chair)	Dr. Metin Colpan	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Bert van Meurs	Eva van Pelt	Dr. Eva Pisa	Elizabeth E. Tallett
Year of birth	1957	1955	1966	1972	1961	1965	1954	1949
Nationality	U.S.	German	German	U.S.	Dutch	German	Swedish / Swiss	U.S. / British
Gender	Male	Male	Male	Male	Male	Female	Female	Female
Date of initial appointment	2023	2004	2021	2016	2024	2024	2022	2011
Independent per Dutch rules	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Age in 2025


64
average age in years
4
4
50 to 65 years
over 65 years

Tenure in 2025


6
average tenure in years
2
3
1
2
Less than 3 years
3-5 years
6-12 years
more than 12 years

Supervisory Board meetings in 2025

The Supervisory Board held 10 meetings in 2025, of which four were held in person and six were held virtually.

The Supervisory Board meetings and committee meetings are held over a number of days to allow sufficient time for review and discussion. During these meetings, the Supervisory Board discusses the matters submitted for its consideration and, where relevant, reflects on the functioning and composition of both the Supervisory Board and the Managing Board.

Members of senior management are regularly invited to attend meetings and provide updates on topics within their area of responsibility and expertise. This enables the Supervisory Board to engage with a broad range of managers across QIAGEN and supports its oversight, in particular in terms of talent management and succession planning.

The Supervisory Board also discusses selected agenda items in the absence of the Managing Board members, including performance, strategy, succession planning and remuneration.

Supervisory Board committees

At the end of 2025, the Supervisory Board had four Committees to support its work in key areas.

- Audit Committee
- Compensation & Human Resources Committee
- Nomination & Governance Committee
- Science & Technology Committee

The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and Managing Board.

The Supervisory Board may establish other Committees where it considers this beneficial. Each Committee operates under a charter approved by the Supervisory Board. These charters are published on our website at **www.qiagen.com** under "Supervisory Board."

The following table outlines attendance at Supervisory Board meetings as well as the Committees during 2025:

					Meeting Attendance
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & Governance Committee	Science & Technology Committee
Stephen H. Rusckowski	10/10 (Chair)		5/5	4/4 (Chair)	
Lawrence A. Rosen[1]	4/4	5/5		3/3	
Dr. Metin Colpan[2]	1/10			0/4	1/4 (Chair)
Dr. Toralf Haag	10/10	8/8 (Chair)			
Prof. Dr. Ross L. Levine	10/10				4/4
Prof. Dr. Elaine Mardis[1]	3/4		2/2		2/2
Bert van Meurs	8/10			4/4	
Eva van Pelt	10/10	8/8			
Dr. Eva Pisa	10/10		5/5 (Chair)		
Elizabeth E. Tallett	9/10	8/8	5/5	4/4	

[1] Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.
[2] Dr. Colpan's attendance at Supervisory Board meetings in 2025 was limited due to health considerations after an accident.

Audit Committee

The members of the Audit Committee are appointed annually by the Supervisory Board for one-year terms.

In the first half of 2025, the Committee consisted of four members until the AGM in June 2025, when Mr. Rosen did not stand for re-election. Following the AGM, the Committee consisted of three members.

The Committee met at least quarterly.

All members are believed to meet the independence requirements outlined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual.

The Supervisory Board has designated Dr. Toralf Haag as the Committee's "audit committee financial expert," as defined by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 and referred to in the Dutch Decree on Audit Committees (*Besluit instelling auditcommissie*).

The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include serving as an independent and objective body that monitors QIAGEN's accounting and financial reporting processes, internal controls, compliance systems and risk management, including cyber security risks.

The Committee is also responsible for proposing the external auditor to the Supervisory Board, which then presents the nomination for approval at the Annual General Meeting.

In addition, the Committee oversees and determines the compensation of QIAGEN's external auditor and maintains open communication among the auditor, the Managing Board and the Supervisory Board.

The internal audit and compliance functions also report directly to the Committee.

The Committee is responsible for establishing procedures that allow employees to confidentially or anonymously report concerns and that ensure the proper receipt, retention and treatment of submissions relating to accounting, internal controls or auditing matters.

The Committee also reviews sustainability reporting developments on a regular basis, with a focus on risk management and internal controls.

The Committee met eight times in 2025 and also met with the external auditor excluding members of the Managing Board in October 2025.

Throughout the year, the Committee reviewed key financial and operational matters and reported on its activities to the Supervisory Board.

Topics discussed included:

- The adequacy of financial accounting, reporting principles, policies and internal controls, in consultation with the external auditor and management
- Assessment of major risk exposures, including cyber security, and legal or compliance matters that could significantly impact the financial statements
- The design and operating effectiveness of the internal risk management and control systems
- Consideration and approval of recommended changes to accounting principles, policies and processes
- Review of quarterly earnings reports with management and the external auditor before public release
- Examination of quarterly and annual reports on Form 6-K and Form 20-F for submission to the U.S. Securities and Exchange Commission and Deutsche Börse
- Review of the annual report for submission to the Dutch Authority for the Financial Markets

Substantiation of the Managing Board's Responsibility Statement

In connection with the Managing Board's Responsibility Statement pursuant to best practice provision 1.4.3 of the Dutch Corporate Governance Code and Article 5:25c of the Financial Supervision Act, the Audit Committee discussed with management the basis for the Managing Board's statements and the supporting disclosures in the Annual Report. In doing so, the Audit Committee considered, among other inputs: (i) management reporting on the design and operating effectiveness of the internal risk management and control systems and remediation of identified deficiencies; (ii) the Company's principal risk profile and changes thereto, including operational, compliance, cyber security and reporting risks and alignment with the Company's risk appetite; (iii) reporting from the internal audit and compliance functions (which report to the Audit Committee); (iv) sustainability reporting developments and the internal control activities supporting the Sustainability Statement; and (v) discussions with the external auditor, including the meeting held without members of the Managing Board present. The Audit Committee reported its deliberations and findings to the Supervisory Board.

Key inputs reviewed in substantiating the Managing Board's Responsibility Statement included:

- updates on principal risks, risk appetite alignment and changes in the risk profile (including operational and compliance risks)
- the design and operating effectiveness of internal risk management and control systems, including key findings and remediation progress
- reports from Internal Audit and Compliance (including significant observations and follow-up actions)
- sustainability reporting developments and internal controls supporting the Sustainability Statement
- discussions with the external auditor, including the October 2025 meeting without members of the Managing Board present

Compensation & Human Resources Committee

The members of the Compensation & Human Resources Committee are appointed annually by the Supervisory Board for one-year terms.

In 2025, the Committee consisted of four members and met five times during the year.

All members are believed to meet the applicable independence requirements under the New York Stock Exchange Listed Company Manual.

The Compensation & Human Resources Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include overseeing programs, policies and practices related to human capital management, including talent development, workplace culture and fair and inclusive hiring practices.

The Committee is also responsible for preparing proposals on the remuneration policies for both the Managing Board and the Supervisory Board, which are submitted at least every four years to the General Meeting for adoption.

In addition, the Committee prepares proposals regarding the individual remuneration of Managing Board members for approval by the Supervisory Board and drafts the remuneration report detailing the remuneration of Managing Board and Supervisory Board members. This report is submitted to the Supervisory Board for adoption and presented at the AGM for a non-binding advisory vote in accordance with Dutch law. The remuneration report also provides an overview of the implementation of the remuneration policies during the most recent year.

To help ensure that remuneration levels remain competitive, the Committee engaged external consultants in 2025 to benchmark compensation against a selected group of companies and key markets in which QIAGEN operates.

The Committee reported on its activities to the Supervisory Board. Topics included:

- Policies and practices for managing human capital, including talent management and fair and inclusive hiring practices
- Review and approval of the proposed Supervisory Board Remuneration Policy, which was approved at the AGM in June 2025
- Review and approval of annual salaries, bonuses and other benefits for the Executive Committee
- Approval of all share-based compensation
- Review of general policies related to employee compensation and benefits

Nomination & Governance Committee

The members of the Nomination & Governance Committee are appointed annually by the Supervisory Board for one-year terms.

In 2025, the Committee consisted of four members and met four times during the year.

The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include defining selection criteria and appointment procedures for members of the Supervisory Board and the Managing Board, as well as periodically evaluating the scope, composition and effectiveness of both Boards.

The Committee also assesses the performance of individual Board members and reports its findings to the Supervisory Board.

In addition, the Committee is responsible for proposing the appointment and reappointment of Supervisory Board members.

The Committee also advises the Supervisory Board on sustainability matters, including social, human rights and environmental policies. In this context, the Committee is responsible for sustainability target-setting, the development and implementation of ESG strategy, monitoring and measuring the performance of sustainability initiatives, and overseeing ESG-related risk management and reporting.

Furthermore, the Committee reviews the corporate governance structure to help ensure compliance with legal requirements and recommends any necessary changes to the Supervisory Board.

The Committee reported on its activities to the Supervisory Board. Topics discussed included:

- An annual evaluation of the scope and composition of the Managing Board and Supervisory Board, including their overall profile and the performance of individual board members
- Proposals for the appointment and reappointment of Managing Board and Supervisory Board members, as well as oversight of selection and appointment criteria for senior management
- The search and selection process for new members and succession planning for the Supervisory Board, Managing Board, Executive Committee and senior management, taking into account short-, medium- and long-term perspectives
- Preparation of the Supervisory Board's self-evaluation process
- Updates on ESG program progress, including review of material impacts, risks and opportunities; the implementation of due diligence processes; the effectiveness of policies, actions, targets and metrics; and recent regulatory developments.

Science & Technology Committee

The members of the Science & Technology Committee were appointed annually by the Supervisory Board for one-year terms.

In 2025, the Committee consisted of three members in the first half of 2025, and of two members in the second half after Prof. Dr. Elaine Mardis did not stand for re-election at the AGM in June 2025, and met four times during the year.

The Science & Technology Committee conducted an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities included collaborating with QIAGEN's Scientific Advisory Board, which was established in 2021, to assess emerging market and technology trends that may affect the Company's development and positioning in the Life Sciences and molecular diagnostics sectors. Key responsibilities also included reviewing and monitoring research and development projects, programs, budgets and infrastructure management, and overseeing risk management related to QIAGEN's portfolio and information technology platforms.

The Committee reported on its activities to the Supervisory Board. Topics discussed included:

- Strengthening the Supervisory Board's understanding of the technical foundations of QIAGEN's businesses to support informed strategic decision-making
- Advising the Managing Board on the use of science and innovation to support long-term value creation for stakeholders, including shareholders.

The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and the Managing Board. Prof. Dr. Ross Levine, who stepped down from the Supervisory Board in January 2026 after taking on a new leadership role at Memorial Sloan Kettering Cancer Center, will continue as Chair of the Scientific Advisory Board.

Annual self-evaluation

In 2025, the Supervisory Board conducted its annual self-evaluation to assess its performance and effectiveness. The review covered key aspects such as the skills and experience of its members, the adequacy of the Board's size and composition, the structure, content and frequency of meetings, access to relevant information, roles and responsibilities and the performance of the Chair. A similar evaluation was conducted for each of the committees.

The evaluation confirmed that the Supervisory Board and its committees continued to operate effectively and with an appropriate degree of independence, constructive challenge and engagement. The review concluded that the Supervisory Board benefits from an appropriate mix of skills and experience and that its composition, meeting structure and information flows

supported effective oversight of the Company's strategy, performance, risk management, succession planning and governance.

At the same time, the evaluation identified opportunities for continued enhancement, including the prioritization of agenda topics, the time allocated to longer-term strategic discussions and succession planning, and the reporting flow from the committees to the full Supervisory Board. The main findings of the evaluation were discussed by the Supervisory Board and translated into follow-up actions for 2026.

The committee evaluations reached similar conclusions. They confirmed that the committees continued to operate effectively within their respective mandates and supported the Supervisory Board in the discharge of its responsibilities.

Additionally, the Supervisory Board assessed the performance of the Managing Board as a whole and of its individual members. This review addressed expertise, leadership, strategic judgment, business performance, risk oversight, succession planning, collaboration within the Managing Board and engagement with the Supervisory Board. It also considered whether the Managing Board maintained the right balance between shaping the Company's long-term direction and delivering against operational and financial priorities. The findings were discussed within the Supervisory Board and used to define concrete actions to further strengthen effectiveness in the year ahead, including targeted development priorities, refinement of Board agendas and enhancements to information flow and oversight.

Stakeholder management as a central responsibility

As a Dutch company and in accordance with the Dutch Corporate Governance Code, the Supervisory Board acts in the interests of the Company and its enterprise, taking into account the interests of all relevant stakeholders. The members of the Supervisory Board are in regular contact with the Managing Board, including through participation in Supervisory Board and committee meetings and through ongoing dialogue outside formal meetings.

In 2025, the Chair and members of the Supervisory Board engaged directly with major institutional shareholders through a series of meetings and calls. These interactions provided the opportunity to hear shareholders' perspectives on strategy, performance, capital allocation, governance and other key topics, and to reflect these views in the Supervisory Board's oversight activities. The Chair reported on these engagements to the full Supervisory Board.

In 2025, four of the ten Supervisory Board meetings were held in person. These meetings took place at various QIAGEN sites and provided the opportunity for Supervisory Board members to engage directly with employees and local management. During these visits, the Supervisory Board received presentations and participated in discussions with senior leaders and subject matter experts on key business, scientific and operational topics. These interactions also form part of the ongoing professional development of Supervisory Board members.

The in-person meetings and site visits also enabled Supervisory Board members to gain direct insights into customer needs and market developments, including through discussions with commercial and scientific teams and, where relevant, interactions with customers and external stakeholders.

Direct engagement between Supervisory Board members and members of the Managing Board and Executive Committee complements the discussions held in formal meetings. These interactions allow for more in-depth exchanges on specific topics and draw on the experience and expertise of individual Supervisory Board members.

The Supervisory Board maintains a strong understanding of stakeholder perspectives. In addition to direct engagement with shareholders, the Supervisory Board is regularly informed by the Managing Board and senior management on stakeholder developments and feedback across the Company's key markets. Supervisory Board members also draw on their external networks to stay informed on relevant developments and share these insights with the full Supervisory Board.

Financial statements and audits

This annual report presents the 2025 financial statements and sustainability statement, prepared by the Managing Board and audited by our independent auditor. The Audit Committee reviewed these financial statements, which includes the proposed allocation of distributable profit, the consolidated financial statements and the Management Report inclusive of the sustainability

Supervisory Board Report

statement. Additionally, the Supervisory Board confirmed the external auditor's independence from QIAGEN.

The Supervisory Board has approved the financial statements, with the external auditors issuing an unqualified opinion.

The 2025 financial statements will be submitted for approval at the next Annual General Meeting of Shareholders, scheduled for June 2026. The proposal will request shareholder adoption of the financial statements along with the discharge of both the Managing Board from liability for its managerial activities and the Supervisory Board for its oversight responsibilities.

Venlo, Netherlands

April 2026

The Supervisory Board

Board-Related Matters

Dutch law: Diversity requirements within the Managing Board and Supervisory Board

On January 1, 2022, a Dutch gender diversity bill became effective. The gender diversity bill imposes requirements on so-called "large" companies such as QIAGEN to formulate appropriate and ambitious gender balance targets for the Supervisory Board, Managing Board and senior management.

Although we are not subject to quota requirements for gender diversity within the Managing Board and Supervisory Board, we support the trend toward higher participation of women.

Accordingly, we have established gender balance targets that we consider appropriate and ambitious as follows:

- Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. As of December 31, 2025, the Supervisory Board was comprised of three women and five men, or 37.5% women.
- Our current Managing Board consists of two members, the CEO and the CFO, who are ultimately accountable for the actions and decisions of QIAGEN. If there is a change of a current Managing Board member, an expansion in the number or a change in the governance structure, we will seek to have at least 30% women as members and at least 30% men. We will consider internal candidates from QIAGEN's senior management who fulfill the desired profile for any open position or by defining selection criteria for new hires that include, among other factors, gender diversity.
- In senior management, our goal is to have at least 40% women and 40% men in these roles in the mid-term. The number of women in leadership roles has steadily increased since 2017, with approximately 37% of leadership roles held by women at the end of 2025.

QIAGEN believes that gender is only one aspect of diversity and strives to ensure a diverse composition in terms of factors such as age, nationality, public reputation, industry or academic experience, etc.

	2025	2024
Number of executive members on Managing Board	2	2
Number of non-executive members on Supervisory Board	8	10
Ratio of women to men (percent):		
% of women on the Supervisory Board	37 %	40 %
% of women on the Managing Board	— %	— %
% of men on the Supervisory Board	63 %	60 %
% of men on the Managing Board	100 %	100 %
% of other on the Supervisory Board	— %	— %
% of other on the Managing Board	— %	— %

We are committed to increasing diversity in our pursuit of individuals for these Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years.

QIAGEN recognizes that the gender diversity targets for the Managing Board, Supervisory Board and senior management had not yet been fully achieved as of year-end 2025. These targets were intentionally set at an ambitious level to drive meaningful progress in the diversity of the Company's leadership. In respect of the Managing Board, no vacancies arose in 2025 and accordingly there was no opportunity during the year to further improve its composition. In respect of the Supervisory Board and senior management, we are close to the applicable targets taking into account that gender diversity is one selection criterion besides job-related qualifications, skills and experience. We will continue to apply our current recruitment, succession planning and promotion practices, with a view to supporting progress toward achieving these targets over time.

Board-Related Matters

In line with this commitment, our Nomination & Governance Committee will continue to select future members for the Managing Board and Supervisory Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors – all without compromising our commitment to hiring the best individuals for those positions. We employ based on role requirements and in keeping with local laws.

We select people for roles considering their job-related qualifications, skills and experience. QIAGEN complies in all cases with applicable equal opportunity and anti-discrimination laws in all local jurisdictions.

More information about diversity at QIAGEN can be found below under the section Dutch Corporate Governance Code - Comply or explain.

Culture

At QIAGEN, we foster a culture deeply rooted in quality, ingenuity and accessibility, reflecting our core brand values. Our purpose – to help customers advance science and improve patient outcomes – underpins our commitment to a strong, ethical and inclusive corporate culture. The Management Board periodically assesses the culture within QIAGEN and whether changes to that culture are desirable. Currently, the Management Board believes that QIAGEN's culture continues to support sustainable long-term value creation, integrity and transparency. While no fundamental changes to QIAGEN's culture are currently considered necessary, we continue to evaluate our culture and pursue opportunities to strengthen it where appropriate.

Culture's contribution to long-term value creation

Our EMPOWER culture is intended to encourage employees to take ownership of their work while remaining accountable for decisions made in the best interests of QIAGEN, our customers and other stakeholders. This empowerment supports innovation, collaboration and integrity, which are critical components of our sustainable long-term value creation.

Our approach to compensation reinforces our EMPOWER cultural aspirations by rewarding not only what goals are achieved, but also how they are achieved, helping to align performance with our values and ethical standards.

Governance and compliance: Ensuring ethical conduct

QIAGEN maintains a robust framework of checks and balances to uphold compliance with laws, ethical standards and healthy business practices:

(1) Corporate Code of Conduct and Ethics – Sets out the standards of integrity and conduct expected across all levels of the organization and supports ethical decision-making.

(2) QIAintegrity Line – A web-based, independent and confidential reporting tool that enables employees and third parties to report suspected misconduct within QIAGEN or our supply chain, thereby reinforcing transparency and accountability.

(3) Compliance Committee – Comprising senior executives from various functions, this committee oversees compliance with our Corporate Code of Conduct and Ethics and supports the continuous improvement in ethical governance.

We regularly evaluate the effectiveness of, and compliance with, our Corporate Code of Conduct and Ethics and related reporting and governance mechanisms, and remains committed to fostering a culture that supports sustainable long-term value creation while maintaining high standards of compliance and integrity.

Conflicts of interest, loans or similar benefits

Resolutions to enter into transactions that may create a conflict of interest between a member of the Managing Board or Supervisory Board and QIAGEN – where such transactions could have material significance for either QIAGEN or the involved member – must be reported to the Supervisory Board for review and approval.

In 2025, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions. No credit, loans or similar benefits were granted to members of the Managing Board or Supervisory Board. Additionally, the Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

Shareholder Meetings and Share Capital

Shareholder meetings

Our shareholders exercise their voting rights through the Annual General Meeting and through any Extraordinary General Meeting that may be called.

Resolutions at a General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate the Supervisory Board, shall provide all shareholders and other stakeholders with equal and simultaneous public information about any matters deemed to be materially relevant and could significantly influence QIAGEN's share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands within six months following the end of each year. The agenda must contain certain matters as specified in our Articles of Association and under Dutch law, including, among other things, the adoption of the Annual Financial Statements.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not comply in time with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.

Shareholders are entitled to propose items for the agenda provided that they hold at least 3% of the issued share capital.

Proposals for agenda items must be submitted at least 60 days prior to the General Meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting date. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all information relevant to the proposed resolutions.

Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2025.

Furthermore, pursuant to the Dutch implementation of the Shareholders Rights Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards Board and approved by the European Commission) require the approval of the Supervisory Board or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.

Shareholder Meetings and Share Capital

Major shareholders

The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. None of these holders have any different voting rights than other shareholders.

	Shares beneficially owned		
Name and country of residence	Number		Percent ownership[1]
Massachusetts Financial Services Company, United States and Canada	25,301,124	(2)	11.66 %
BlackRock, Inc., United States and United Kingdom	20,678,987	(3)	9.53 %
Wellington Management Group LLP, United States and United Kingdom	14,137,799	(4)	6.52 %

[1] The percentage ownership was calculated based on 216,920,735 Common Shares outstanding as of December 31, 2025.

[2] The 25,301,124 shares attributed to Massachusetts Financial Services Company are reported as of March 31, 2025. Of the 25,301,124 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 22,357,385 and sole dispositive power over all 25,301,124 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on May 14, 2025, which reported ownership as of March 31, 2025.

[3] The 20,678,987 shares attributed to BlackRock, Inc. are reported as of January 31, 2026. Of the 20,678,987 shares attributed to BlackRock Inc. , it has sole voting power over 19,575,569 and sole dispositive power over all 20,678,987 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 6, 2026, which reported ownership as of January 31, 2026.

[4] Information is based on a report on Schedule 13G/A jointly filed with the Securities and Exchange Commission on February 10, 2026 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13G/A, of these 14,137,799 shares, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 13,293,220 and shared dispositive power over all 14,137,799 shares as of December 31, 2025. Wellington Management Company LLP has shared voting power over 12,155,318 shares and shared dispositive power over 12,416,628 shares as of December 31, 2025.

Control of registrant

To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

As of January 31, 2026, the officers and directors of QIAGEN as a group beneficially owned approximately 1.0 million Shares, or 0.5% of outstanding Shares.

United States Shareholdings

As of December 31, 2025 and based on information available to us, 41% of outstanding common shares were held by approximately 170 registered holders in the U.S. Since certain of our Shares were held by brokers and nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.

Holders of any securities with special control rights

Not applicable.

Shareholder Meetings and Share Capital

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees.

All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote.

They must notify the Managing Board in writing of their intention to be present or represented no later than on the third day prior to the day of the General Meeting, unless the Managing Board permits notification within a shorter period of time prior to the Meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and amendments of the Articles of Association

Supervisory Board and Managing Board members are appointed annually for the period beginning on the day following the Annual General Meeting up to, and including, the day of the Annual General Meeting held the following year.

Managing Board members shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination. However, the General Meeting may overrule the binding nature of a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many U.S. corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers.

Under our Articles of Association, the General Meeting may suspend or dismiss a Managing Board member at any time. The Supervisory Board shall also be entitled at all times to suspend (but not to dismiss) a Managing Director. The Articles of Association also provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Board members shall be appointed by the General Meeting upon the Joint Meeting having made binding nominations. If a vacancy occurs in the Supervisory Board during the year, the Supervisory Board may appoint a new member who will cease to hold office at the next Annual General Meeting, where this member may stand for appointment to a one-year term along with other Supervisory Board and Managing Board members. This right is limited to a number up to one-third of its current members.

Under Dutch law, in the event that there is a conflict of interest between a Supervisory Board member and QIAGEN involving our business, the involved Supervisory Board member shall not participate in the discussions and voting on that matter. Additionally, Dutch law stipulates that a Supervisory or Managing Board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to the member to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the involved Supervisory Board member, whether there is a conflict of interest. If all Supervisory Board members have a conflict of interest, the relevant resolution shall be voted on by the General Meeting. Decisions to enter into transactions under which a Supervisory Board member has a conflict of interest require the approval of the Supervisory Board.

The Nomination & Governance Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the Supervisory Board.

It also proposes the (re-)appointments of the members for both Boards and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.

A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles of Association is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Powers of board members, including to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN's aims, strategy, policies and results. It is also responsible for complying with all relevant legislation and regulations, as well as for managing the risks associated with our business activities and financing requirements.

The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board, and takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Supervisory Board members have the powers assigned to them by Dutch law, the Articles of Association and in certain cases powers assigned by the General Meeting.

The Supervisory Board assists the Managing Board by providing advice relating to the business activities and strategy. In discharging its duties, the Supervisory Board also takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

On June 26, 2025, the General Meeting authorized the Supervisory Board until December 26, 2026 (i) to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the company as at December 31, 2024, as included in the Annual Accounts for Calendar Year 2024 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2024.

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the company's issued share capital on the date of the acquisition.

On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning

June 26, 2025, until December 26, 2026, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to preference and financing preference shares, against a price between one euro cent (EUR 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.

Significant agreements to which the company is a party and which take effect after or terminate upon a change of control of the company following a takeover bid

Certain other provisions of our Articles of Association allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares through the issuance of preference shares. Pursuant to our Articles of Association and the resolution adopted by our General Meeting, our Supervisory Board is entitled to issue preference shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an "adverse person" as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004 (as amended in 2012), we granted an option to the Stichting Preferente Aandelen QIAGEN (the "Foundation" (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation's ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and, as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two-year period lapses.

Pursuant to our stock plans, the vesting and exercisability of certain stock rights will be accelerated in the event of a change of control, as defined in the agreements under the 2014 and 2023 Stock Plans. Further, certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, or if the executive is terminated for reasons other than cause, as defined in the agreements.

Agreements between the company and its board members or employees providing for compensation in case of resignation or termination without valid reason or if employment ceases due to a change of control

The Managing Board members are appointed annually to one-year terms by the General Meeting upon a binding nomination by the Joint Meeting. Further, the Managing Board members have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The terms of these agreements vary for each Managing Board member due to individual arrangements, and these go beyond the one-year term of appointment as Managing Directors. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled under the terms. These agreements contain provisions that guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination.

Shareholder Meetings and Share Capital

The Supervisory Board members are also appointed annually by the General Meeting upon a binding nomination by the Joint Meeting.

There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or termination.

The General Meeting determines the remuneration of the members of the Supervisory Board.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, on takeover bids
Not applicable.

Structure of our capital, including securities which are not admitted to trading on a regulated market in a member state of the European Union
The authorized classes of our shares consist of common shares, financing preference shares and preference shares. No financing preference shares or preference shares have been issued.

As of December 31, 2025, a total of approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Additionally, convertible debts discussed further in Note 16 "Debt," cover an aggregate of 19.8 million underlying shares of common stock or up to a maximum of 27.1 million shares, subject to customary adjustments under certain circumstances.

Shares - restrictions on the transfer of securities
Our shares are issued in registered form only. No share certificates are issued for our shares, which are registered in our Shareholders' Register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York.

The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by QIAGEN or the New York Transfer Agent (in our name).

Anti-takeover measures
In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Additional Information

Cyber security
Cyber security risks are managed at multiple levels throughout the company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and Risk Management under "We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data-security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm." In the past three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have, or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements.

Cyber security risk management and strategy
Embedded in our risk management strategy, we maintain a cyber security program to identify and assess material risks to ensure the confidentiality, integrity and availability of our information assets and to ensure our IT systems operate effectively. Reporting to our Chief Financial Officer, our Chief Information Security Officer (CISO) is responsible for our enterprise and cyber risk management program. A subject-matter expert with more than a decade of experience leading information security programs, our CISO is supported by a global team of security professionals. These security professionals focus on information security and evaluate our global processes and relevant cyber security threats. The severity and materiality of incidences are address through an incident reporting process and, if necessary, are escalated internally to senior management, who assess the need for public disclosure.

Our cyber security program includes appropriate testing and training, and we engage third parties in connection with such processes to ensure the effectiveness of our cyber security controls. Additionally, relevant third-party service providers are subject to cyber security review.

Cyber security governance
The Managing Board is ultimately responsible for cyber security management, which is overseen by our Audit Committee, a committee of our Supervisory Board. The CISO reports cyber security risks and incidents to the Audit Committee. This reporting includes an update on cyber risk management, internal security awareness testing results, cyber incident response and planned improvements. In the event of a material incidence, the Audit Committee would be informed in a timely manner and kept updated regarding the mitigation and remediation of such an incidence. They would also be involved in the assessment of any public disclosure.

Stock plans
The stock plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors, and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award, and other terms and conditions of the award consistent with the Plan. The Compensation & Human Resources Committee's decisions are subject to the approval of the Supervisory Board.

The Compensation & Human Resources Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of "sub plans" applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation & Human Resources Committee or the Supervisory Board may, at any time, amend the plans in any respect, subject to Supervisory Board approval. Exceptions apply, including (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent, and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

Additional Information

On June 22, 2023, our shareholders approved the QIAGEN N.V. 2023 Stock Plan, which replaced the 2014 Stock Plan in May 2024. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Compensation" included in the Consolidated Financial Statements.

Corporate code of conduct and ethics and whistleblower policy

We have a corporate code of conduct and ethics that outlines business principles for our employees and rules of conduct. Our corporate code of conduct and ethics is updated annually and meets the requirements of the SEC and the NYSE Listed Company Manual. The corporate code of conduct and ethics applies to all employees including the chief executive officer, chief financial officer, the principal accounting officer or controller and other persons performing similar functions. The full text of our corporate code of conduct and ethics can be found on our website, **www.qiagen.com**, on the Compliance page under About QIAGEN.

Furthermore, we have a formal whistleblower policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. We have a web-based, independent and confidential reporting tool, our QIAintegrity Line, that allows employees and third parties to report misconduct within QIAGEN or our supply chain, reinforcing transparency and accountability. The QIAintegrity Line can be found on our website, **www.qiagen.com**, on the Compliance page under About QIAGEN.

Insider trading policy

Dealings in our shares based on material nonpublic information about QIAGEN is strictly prohibited under U.S. and German securities laws.

These laws are complex and penalties can be severe. In order to protect QIAGEN and its employees from such sanctions, we have adopted an insider-trading policy that outlines basic rules, including procedures governing any dealings in our shares, that applies to potential Insiders (individuals with knowledge of nonpublic material information) and holders of QIAGEN shares (including stock options and restricted stock units). The insider trading policy applies to the Supervisory Board, Managing Board and all employees of QIAGEN N.V. and its subsidiaries.

Clawback policy

To create and maintain a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy, the Managing Board and Supervisory Board adopted a policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws (clawback policy). The clawback policy applies to our current and former executive officers, as determined by the Supervisory Board, in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which our securities are listed, and any such other employees who may, from time to time, be deemed subject to the clawback policy by the Supervisory Board.

Independent auditors

In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed, by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2024, EY Accountants B.V. (formerly Ernst & Young Accountants LLP) was appointed as external auditor for the company for the 2025 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the AFM shall be approved. Furthermore, the external auditor is invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

Additional Information

Following the appointment of EY Accountants B.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2025.

The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

Dutch corporate governance code – comply or explain

The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring ourselves against international best practice. The Dutch Code was last amended on March 20, 2025 and can be found at **www.mccg.nl**.

Nonapplication of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our annual report the application of the Dutch Code's principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Dutch Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1. *Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the supervisory board. In any appointment or reappointment, the profile referred to in best practice provision 2.1.1 should be observed.*

Explanation of Supervisory Board appointment terms

QIAGEN has adopted the approach to appoint its Supervisory Board members on an annual basis. Each member is elected for a one-year term, beginning the day after the General Meeting and concluding at the following year's General Meeting.

This approach allows for greater flexibility, regular accountability and ongoing shareholder oversight, ensuring that the board continues to serve the best interests of the company and its stakeholders.

Long-term Supervisory Board members and their contributions

Two members of the Supervisory Board – Dr. Metin Colpan and Ms. Elizabeth Tallett – continued as Supervisory Board members through to the end of 2025

- Dr. Metin Colpan has been a member of the Supervisory Board since 2004. His extensive scientific and commercial expertise, particularly as a co-founder of QIAGEN, brings invaluable strategic insight to the board. His experience as a board member of various healthcare industry companies further enriches discussions with a broad, industry-specific perspective.

Additional Information

- Ms. Elizabeth Tallett, a member since 2011, brings executive and board-level experience from numerous international companies, particularly in pharmaceuticals, biotechnology, healthcare and insurance. Her expertise spans international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation.

  QIAGEN highly values the commitment and expertise of Dr. Colpan and Ms. Tallett. Their diverse backgrounds and deep industry knowledge strengthen the Supervisory Board, ensuring effective oversight and strategic guidance. Despite the deviation from the standard Dutch corporate governance tenure framework, QIAGEN believes that its annual appointment structure enhances transparency, adaptability and shareholder engagement, ultimately benefiting the company's long-term success.

2. *Best practice provision 2.2.4 recommends that the Supervisory Board should draw up a retirement schedule in order to avoid, as much as possible, Supervisory Board members retiring simultaneously. The retirement schedule should be posted on the company's website.*

   The Supervisory Board takes a proactive approach to succession planning by discussing individual members' retirement plans well in advance. Rather than adhering to a fixed retirement schedule, as recommended by Dutch corporate governance best practice provision 2.2.4, QIAGEN believes that this flexible approach allows for more effective continuity management and succession planning.

   By assessing board composition on an ongoing basis, QIAGEN ensures that transitions are strategic and well-managed, aligning with the company's evolving needs while maintaining strong governance and leadership stability.

3. *Best practice provision 3.1.2 (vi) recommends that when formulating the remuneration policy, it should be taken into consideration that shares awarded to members of the Management Board should be held for at least five years after they are awarded;*

   Under the company's remuneration policy, long-term equity-based compensation for members of the Managing Board primarily consists of performance stock units (PSUs). These long-term incentive awards are tied to the achievement of pre-defined performance goals, ensuring alignment with the company's strategic objectives.

   Unlike the Dutch corporate governance best practice provision 3.1.2 (vi), which recommends that shares be held for at least five years, QIAGEN's approach has evolved over time:

   - Prior to February 2018, grants of performance stock units (PSUs) and restricted stock units (RSUs) vested as follows: 40% after three years; 50% after five years; remaining 10% after 10 years
   - After February 2018, grants of PSUs and RSUs were structured to vest: 40% after three years; 60% after five years
   - Starting in February 2021, grants of performance stock units vest entirely after three years.

   This approach reflects QIAGEN's shift toward a three-year vesting schedule, which differs from the Dutch recommendation but remains aligned with the company's long-term incentive strategy. By focusing on performance-based equity awards, QIAGEN ensures that Managing Board members are incentivized to drive sustained company performance while maintaining effective governance and shareholder alignment.

4. *Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member should not exceed one year's salary (the "fixed" remuneration component).*

   Our Managing Board members have entered into agreements with QIAGEN N.V. and certain QIAGEN affiliates where they hold managing positions. Under these agreements, if an employment contract is terminated without serious cause, as defined by the applicable law, the respective affiliate remains obligated to compensate the Managing Board member for the remaining duration of the contract.

Additional Information

   This approach ensures contractual consistency and legal compliance across QIAGEN's international operations. While it deviates from the Dutch recommendation, it reflects standard employment practices in certain jurisdictions where QIAGEN operates and provides stability in leadership transitions.

5. *Best practice provision 3.3.2 recommends that a Supervisory Board member may not be awarded remuneration in the form of shares and/or rights to shares.*

   Since its establishment, QIAGEN granted stock options to Supervisory Board members as part of their remuneration until 2013, when this practice was discontinued. However, since 2007, QIAGEN has granted restricted stock units (RSUs) to Supervisory Board members.

   We believe that maintaining a reasonable level of share-based compensation fosters a positive alignment with shareholder interests while ensuring that Supervisory Board members remain engaged and committed to QIAGEN's long-term success. Additionally, granting share-based compensation to Supervisory Board members is a common industry practice, helping QIAGEN to attract and retain highly qualified board members who bring valuable expertise to the company.

NYSE exemptions

Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN, when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In connection with QIAGEN's listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by QIAGEN are described below:

- QIAGEN is exempt from NYSE's quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of the Netherlands and generally accepted business practices in the Netherlands, QIAGEN's Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
- QIAGEN is exempt from NYSE's requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other share-based compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE's requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN's Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting.

Compensation of Managing Board Members and Supervisory Directors

Managing Board remuneration policy

The remuneration policy for the Managing Board was approved by shareholders at the Annual General Meeting (AGM) in June 2025, and came into force the day after the AGM. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive 2017/828). Under Dutch law, the Supervisory Board is required to submit a proposal to adopt a remuneration policy for the Managing Board no later than at the AGM to be held in 2029.

Remuneration of Managing Board members consists of a combination of base salary, variable short-term cash incentive (STI) tied to the achievement of annual Corporate Goals and Team Goals, and a long-term incentive (LTI) granted in share units that only vest after multiple years upon the achievement of pre-defined targets. In addition, Managing Board members can receive deferred compensation contributions and other benefits in line with market practices.

The remuneration policy complies with the best practices in corporate governance in the U.S. and Germany, where our shares are listed on the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange, respectively. The inclusion of perspectives from the U.S. is particularly important given that the country represents nearly half of our annual sales and is the domicile for many of our competitors and for many members of our leadership and senior executive team.

The remuneration package for Managing Board members is designed to have a significant portion of total compensation in variable awards. The value of these awards can differ substantially from year to year depending on actual performance. Within the variable component, the incentives for short-term performance targets have a lower weight than those for long-term incentives, which are aimed at delivering sustainable value creation for our stakeholders, including shareholders.

A copy of the remuneration policy for the Managing Board can be found on our website with the governance documents under Investor Relations.

Compensation of Managing Board Members and Supervisory Directors

Managing Board compensation for 2025

For the year ended December 31, 2025, the Managing Board members received the following compensation:

	Annual compensation				Long-term compensation	
Managing board member	Fixed salary	Variable cash bonus	Other[1]	Total	Benefit plans	Performance Stock Units (PSUs) granted
Thierry Bernard	$1,008,834	1,183,698	31,650	$2,224,182	$205,767	143,229
Roland Sackers	$633,220	506,580	65,770	$1,205,570	$123,480	80,098

[1] Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Board members' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Supervisory Board remuneration policy

At the Annual General Meeting of Shareholders in 2024, an update to the remuneration policy for the Supervisory Board was adopted to harmonize the annual compensation granted to members of certain board committees. This policy complies with the Dutch law provisions implementing the Shareholders Rights Directive II (EU Directive 2017/828). Under Dutch law, the Supervisory Board will be required to submit a proposal to adopt a remuneration policy for the Supervisory Board no later than at the Annual General Meeting to be held in 2028.

The objective of the remuneration policy for the Supervisory Board is to attract, retain, and motivate highly qualified board members, taking into account QIAGEN's mission and vision, as well as strategic initiatives and opportunities to create value for stakeholders, including shareholders. It focuses on achieving a total remuneration level, both short-term and long term, that is comparable with levels provided by other European and U.S.-based companies.

This policy supports the long-term development and strategy of QIAGEN in a highly dynamic environment, while aiming to address the requests of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for us, especially as a Dutch incorporated company with global operations, as well as stock market listings in the U.S. and Germany. The Supervisory Board ensures that the Policy and its implementation are linked to our objectives.

Supervisory Board remuneration for 2025

The Supervisory Board compensation for 2025 consists of fixed remuneration and additional amounts for committee members. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:	
Chair of the Audit Committee	$25,000
Member of the Audit Committee	$15,000
Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee	$18,000
Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee	$11,000
Chair of other committees	$12,000
Member of other committees	$6,000

Supervisory Board members are reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.

Supervisory Board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board in 2025.

The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the Supervisory Board members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing Board. The Supervisory Board Report contains an overview of the committee membership and meetings attended in 2025.

For the year ended December 31, 2025, members of the Supervisory Board received the following compensation:

Supervisory Board member	Fixed compensation	Committee chair	Committee membership	Total[1]	Restricted Stock Units (RSUs) granted
Stephen H. Rusckowski (Chair)	$103,750	18,000	11,000	$132,750	5,990
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	5,990
Dr. Toralf Haag	$57,500	25,000	—	$82,500	5,990
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	5,990
Bert van Meurs	$57,500	—	11,000	$68,500	5,990
Eva van Pelt	$57,500	—	15,000	$72,500	5,990
Dr. Eva Pisa	$57,500	18,000	—	$75,500	5,990
Elizabeth E. Tallett	$57,500	—	37,000	$94,500	5,990
Lawrence A. Rosen[2]	$75,000	—	13,000	$88,000	5,990
Dr. Elaine Mardis[2]	$28,750	—	11,000	$39,750	5,990

(1) Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

(2) Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

Compensation of Managing Board Members and Supervisory Directors

Share ownership

The following table sets forth certain information as of January 31, 2026, concerning the ownership of common shares by members of the Managing Board and Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

	Shares beneficially owned[1]	Stock awards that could become releasable on or prior to April 1, 2026
Thierry Bernard	374,738*	98,321
Roland Sackers	349,195*	57,604
Dr. Metin Colpan[2]	167,231*	13,646
Dr. Toralf Haag	4,147*	13,646
Mark Stevenson	—	—
Bert van Meurs	—	5,990
Eva van Pelt	—	5,990
Dr. Eva Pisa	—	9,156
Stephen H. Rusckowski	22*	5,990
Elizabeth Tallett	49,124*	13,646

(1) *Indicates that the person beneficially owns less than 0.5% of the common shares issued and outstanding as of January 31, 2026. The number of common shares outstanding as of January 31, 2026, was 206,074,753. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to common s.hares.

(2) Shares beneficially owned include 100,355 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan.



Consolidated Financial Statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board

QIAGEN N.V.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "(2013 framework)," and our report dated March 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Consolidated Financial Statements

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

	Unrecognized tax benefits
Description of the Matter	As described in more detail in Note 17 to the consolidated financial statements, the Company operates in numerous countries with different local tax legislative frameworks and requirements. The Company is subject to examination by taxing authorities throughout various jurisdictions. As of December 31, 2025, the Company recorded unrecognized tax benefits of $143.6 million. For certain tax positions, the Company uses significant judgment in determining whether their technical merits are more likely than not to be sustained upon examination and measuring the amount of tax benefit that qualifies for recognition. Auditing the Company's estimate of the amount of tax benefit that qualifies for recognition was complex because the estimate requires a high degree of judgment and is based on interpretations of tax laws and rulings by taxing authorities.

Consolidated Financial Statements

	Unrecognized tax benefits
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls related to accounting for unrecognized tax benefits. This includes controls related to management's review of the technical merits of tax positions and measurement of the related unrecognized tax benefits. Our audit procedures included, among others, the involvement of our tax professionals, including transfer pricing specialists, to assess management's methodology in accordance with ASC 740 *Accounting for Income Taxes* and to assess the technical merits of the Company's tax positions. We assessed the completeness of underlying data used by the Company in measuring uncertain tax benefits by agreeing the data to the Company's financial records. Further, we assessed the adequacy of the Company's unrecognized tax benefits in comparison to management's representations regarding the most recent discussion and correspondence with the respective tax authority in respect of the Company's tax positions. We evaluated the consistency of the Company's estimates and judgments in determining its unrecognized tax benefits against relevant tax laws, applicable tax case law, previous tax audit outcomes and information obtained through inquiries of the Company's tax advisors. We inspected the Company's legal composition to identify and assess changes in operating structures and financing arrangements, and we inspected a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives. We evaluated the adequacy of the Company's disclosures in relation to these matters.

Consolidated Financial Statements

	Valuation of intangible assets from the acquisition of Parse Biosciences
Description of the Matter	As described in more detail in Note 5 to the consolidated financial statements, the Company acquired Parse Biosciences, Inc. (Parse) for consideration of $229.1 million during the year ended December 31, 2025. The Company accounted for this acquisition as a business combination and recognized intangible assets including developed technology of $60.7 million and customer base of $38.1 million. The valuation of these intangible assets involved the use of significant assumptions by management including revenue projections, remaining useful life and discount rates. Auditing the valuation of these intangible assets was complex due to the significant estimation uncertainty, primarily due to the sensitivity of assumptions regarding future performance of the acquired business. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

Consolidated Financial Statements

	Valuation of intangible assets from the acquisition of Parse Biosciences
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the accounting for the Parse acquisition. This included testing controls over management's review of the Company's valuation of acquired intangible assets. To test the estimated fair values of the identified intangible assets, our audit procedures included, among others, involving our valuation specialists to assist us in evaluating the appropriateness of the Company's valuation methodology under ASC 820 *Fair Value Measurement* and assessing the reasonableness of certain significant assumptions. We developed a range of independent estimates for the discount rates and compared those to the discount rates selected by management. We compared the revenue projections used to current industry and market trends and to the historical results of the acquired business. We further assessed the assumed remaining useful life of the developed technology by comparison to those of other similar technologies in the industry. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the acquired intangible assets that would result from changes in these assumptions. We evaluated the adequacy of the Company's disclosures in relation to these matters.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2024.

Cologne, Germany

March 19, 2026

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board

QIAGEN N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited QIAGEN N.V and Subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "(2013 framework)," (the COSO criteria). In our opinion, QIAGEN N.V. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Parse Biosciences, Inc. which is included in the 2025 consolidated financial statements of the Company and constituted 4.59% of total assets as of December 31, 2025 and 0.33% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Parse Biosciences, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated March 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control

based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

Cologne, Germany

March 19, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board

QIAGEN N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungesellschaft

We served as the Company's auditor from 2015 to 2024.

Düsseldorf, Germany

March 28, 2025, except for Note 1.1, as to which the date is March 19, 2026

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands)	Notes	2025	As of December 31, 2024
Assets			
Current assets:			
Cash and cash equivalents	(3)	$839,005	$663,555
Short-term investments	(7)	259,913	489,437
Accounts receivable, net of allowance for credit losses of $19,538 and $18,226, respectively	(3, 24)	402,608	349,278
Inventories, net	(3, 6)	301,888	279,256
Prepaid expenses and other current assets	(8)	191,659	178,327
Total current assets		**1,995,073**	**1,959,853**
Long-term assets:			
Property, plant and equipment, net of accumulated depreciation of $464,965 and $516,324, respectively	(9)	923,948	753,611
Goodwill	(11)	2,700,658	2,425,418
Intangible assets, net of accumulated amortization of $578,981 and $693,062, respectively	(11, 6)	386,431	303,815
Other long-term assets	(10, 12, 14, 17)	275,122	246,925
Total long-term assets		**4,286,159**	**3,729,769**
Total assets		**$6,281,232**	**$5,689,622**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Balance Sheets

(in thousands, except par value)	Notes	2025	As of December 31, 2024
Liabilities and equity			
Current liabilities:			
Current portion of long-term debt	(16)	$—	$551,883[1]
Accrued and other current liabilities	(13, 24)	439,481	406,876
Accounts payable	(24)	72,656	83,272
Total current liabilities		**512,137**	**1,042,031[1]**
Long-term liabilities:			
Long-term debt, net of current portion	(16)	1,654,428	839,665[1]
Other long-term liabilities	(4, 12, 14, 15,17)	336,513	240,587
Total long-term liabilities		**1,990,941**	**1,080,252[1]**
Commitments and contingencies	(20)		
Equity:			
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 shares in 2025 and 223,904 in 2024		2,529	2,601
Additional paid-in capital		1,436,360	1,666,070
Retained earnings		2,748,390	2,448,122
Accumulated other comprehensive loss	(18)	(377,309)	(474,539)
Less treasury shares, at cost—764 and 1,614 shares, respectively		(31,816)	(74,915)
Total equity		**3,778,154**	**3,567,339**
Total liabilities and equity		**$6,281,232**	**$5,689,622**

[1] The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion' have been revised to correct the classification of certain amounts. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Income

(in thousands, except per share data)	Notes	2025	Years ended December 31, 2024	2023
Net sales	(3, 4, 24)	$2,089,999	$1,978,214	$1,965,311
Cost of sales:				
Cost of sales	(6)	735,268	952,323	667,425
Acquisition-related intangible amortization	(3)	55,236	58,541	64,198
Total cost of sales		790,504	1,010,864	731,623
Gross profit		1,299,495	967,350	1,233,688
Operating expenses:				
Sales and marketing		457,993	450,929	459,912
Research and development	(3)	187,516	193,494	198,511
General and administrative	(3)	125,676	113,432	119,254
Acquisition-related intangible amortization	(3)	8,000	9,596	10,764
Restructuring, acquisition, integration and other, net	(1, 3, 6)	54,459	102,188	35,309
Total operating expenses		833,644	869,639	823,750
Income from operations		465,851	97,711	409,938
Other income (expense):				
Interest income		64,320	68,016	78,992
Interest expense		(33,256)	(43,841)	(53,410)
Other expense, net	(10, 14)	(6,650)	(739)	(5,711)
Total other income, net		24,414	23,436	19,871
Income before income tax expense		490,265	121,147	429,809
Income tax expense	(3, 17)	65,385	37,556	88,506
Net income		**$424,880**	**$83,591**	**$341,303**
Basic earnings per common share	(19)	$1.96	$0.38	$1.50
Diluted earnings per common share	(19)	$1.94	$0.37	$1.48
Weighted-average common shares outstanding:				
Basic	(19)	217,219	222,619	228,146
Diluted	(19)	218,880	224,717	230,619

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Comprehensive Income

(in thousands)	Notes	2025	Years ended December 31, 2024	2023
Net income		$424,880	$83,591	$341,303
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:				
(Losses) gains on cash flow hedges (net of $11,197 tax benefit in 2025, $30,145 tax expense in 2024 and $18,344 tax benefit in 2023)	(14)	(32,185)	86,698	(52,755)
Reclassification adjustments on cash flow hedges (net of $11,775 tax expense in 2025, $29,102 tax benefit in 2024 and $17,183 tax expense in 2023)	(14)	33,786	(83,696)	49,417
Cash flow hedges (net of $578 tax expense in 2025, $1,043 tax expense in 2024 and $1,161 tax benefit in 2023)		1,601	3,002	(3,338)
Net investment hedge	(14)	(43,528)	24,552	(18,396)
Gain (loss) on pension (net of $170 tax expense in 2025, $227 tax benefit in 2024 and $72 tax expense in 2023)		119	(530)	167
Foreign currency translation adjustments		139,038	(67,733)	(8,172)
Other comprehensive income (loss)		97,230	(40,709)	(29,739)
Comprehensive income		**$522,110**	**$42,882**	**$311,564**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common shares Shares	Common shares Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares Shares	Treasury shares Amount	Total equity
Balance at December 31, 2022		230,829	$2,702	$1,868,015	$2,160,173	($404,091)	(3,113)	($160,188)	$3,466,611
Net income		—	—	—	341,303	—	—	—	341,303
Other comprehensive loss		—	—	—	—	(29,739)	—	—	(29,739)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(44,676)	—	873	44,840	164
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(387)	(17,675)	(17,675)
Share-based compensation	(22)	—	—	47,100	—	—	—	—	47,100
Balance at December 31, 2023		**230,829**	**$2,702**	**$1,915,115**	**$2,456,800**	**($433,830)**	**(2,627)**	**($133,023)**	**$3,807,764**
Capital repayment	(18)	(6,925)	(101)	(292,672)	—	—	79	—	(292,773)
Net income		—	—	—	83,591	—	—	—	83,591
Other comprehensive loss		—	—	—	—	(40,709)	—	—	(40,709)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(92,269)	—	1,734	92,269	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(800)	(34,161)	(34,161)
Share-based compensation	(22)	—	—	43,627	—	—	—	—	43,627
Balance at December 31, 2024		**223,904**	**$2,601**	**$1,666,070**	**$2,448,122**	**($474,539)**	**(1,614)**	**($74,915)**	**$3,567,339**
Capital repayment	(18)	(6,219)	(72)	(280,110)	—	—	45	—	(280,182)
Net income		—	—	—	424,880	—	—	—	424,880
Other comprehensive income		—	—	—	—	97,230	—	—	97,230
Cash dividends declared, $0.25 per share	(18)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan	(22)	—	—	—	(70,369)	—	1,473	70,369	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	(668)	(27,270)	(27,270)
Share-based compensation	(22)	—	—	50,400	—	—	—	—	50,400
Balance at December 31, 2025		**217,685**	**$2,529**	**$1,436,360**	**$2,748,390**	**($377,309)**	**(764)**	**($31,816)**	**$3,778,154**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)	Notes	2025	2024	2023
		Years ended December 31,		
Cash flows from operating activities:				
Net income		$424,880	$83,591	$341,303
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:				
Depreciation and amortization		193,746	203,268	205,336
Non-cash impairments	(6, 10)	22,440	203,408	4,158
Amortization of debt discount and issuance costs		3,367	18,428	30,162
Share-based compensation expense	(22)	50,400	43,627	47,100
Deferred tax (benefit) expense	(17)	(20,067)	(23,041)	10,731
Loss on marketable securities		968	426	—
Other items, net including fair value changes in derivatives		13,105	8,391	7,623
Net changes in operating assets and liabilities:				
Accounts receivable	(3)	(36,392)	12,218	(55,119)
Inventories	(3, 6)	(848)	87,755	(44,787)
Prepaid expenses and other current assets	(8)	3,021	14,234	4,390
Other long-term assets		(1,712)	(1,194)	691
Accounts payable		(8,418)	1,446	(22,417)
Accrued and other current liabilities	(13)	(42,821)	(8,642)	(55,583)
Income taxes	(17)	14,316	25,528	(7,458)
Other long-term liabilities		38,341	4,108	(6,675)
Net cash provided by operating activities		654,326	673,551	459,455
Cash flows from investing activities:				
Purchases of property, plant and equipment		(201,049)	(167,174)	(149,710)
Purchases of intangible assets	(11)	(6,077)	(4,068)	(13,092)
Purchases of short-term investments	(7)	(369,014)	(685,915)	(976,448)
Proceeds from redemptions of short-term investments	(7)	597,057	584,979	1,270,551
Cash paid for acquisitions, net of cash acquired	(5)	(291,227)	—	(149,532)
Cash (paid) received for collateral asset	(14)	(32,163)	25,414	(66,583)
Purchases of investments, net	(10)	(2,806)	(2,465)	(2,870)
Other investing activities		—	—	29
Net cash used in investing activities		(305,279)	(249,229)	(87,655)

QIAGEN N.V. and Subsidiaries Consolidated Statements of Cash Flows

		Years ended December 31,		
(in thousands)	Notes	2025	2024	2023
Cash flows from financing activities:				
Proceeds from long-term debt, net of issuance costs	(16)	742,318	494,211	—
Repayment of long-term debt	(16)	(534,167)	(601,536)	(400,000)
Capital repayment	(18)	(280,086)	(292,099)	—
Cash dividend payment	(18)	(54,243)	—	—
Tax withholding related to vesting of stock awards	(22)	(27,270)	(34,161)	(17,675)
Cash (paid) received for collateral liability	(14)	(16,080)	11,350	(16,315)
Cash paid for contingent consideration	(14)	(9,219)	—	—
Payment of intrinsic value of cash convertible notes	(16)	—	—	(36,762)
Proceeds from exercise of call options related to cash convertible notes	(16)	—	—	36,762
Other financing activities		(229)	(661)	163
Net cash used in financing activities		(178,976)	(422,896)	(433,827)
Effect of exchange rate changes on cash and cash equivalents		5,379	(5,955)	(558)
Net increase (decrease) in cash and cash equivalents		175,450	(4,529)	(62,585)
Cash and cash equivalents, beginning of period		663,555	668,084	730,669
Cash and cash equivalents, end of period		**$839,005**	**$663,555**	**$668,084**
Supplemental cash flow disclosures:				
Cash paid for interest		$29,252	$24,181	$20,348
Cash paid for income taxes, net of refunds	(17)	$17,266	$15,684	$82,409
Supplemental disclosure of non-cash investing activities:				
Equity securities acquired in non-monetary exchange	(10)	$—	$—	$2,604

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

December 31, 2025

1. Corporate Information and Basis of Presentation

Corporate Information

QIAGEN N.V. is a public limited liability company (*naamloze vennootschap*) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a global leader in Sample to Insight solutions, that enable customers to extract and analyze molecular information from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. We serve more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical research and development and industrial applications, such as forensics) and molecular diagnostics (clinical healthcare). As of December 31, 2025, we employed approximately 5,700 people in more than 35 locations worldwide.

Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.

We undertake acquisitions to complement our own internal product development activities. In December 2025, we acquired Parse Biosciences, Inc. a privately held, leading provider of scalable, instrument-free solutions for single-cell research located in Seattle, Washington. In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. In January 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation located in San Diego, California. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. Aside from Parse Biosciences, these acquisitions were not significant to the overall consolidated financial statements.

1.1 Revision of Previously Issued Financial Statements

In 2025, we corrected the classification of $498.4 million of debt previously reported as long-term as of December 31, 2024 that should have been classified as current under U.S. GAAP due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027. Based on an analysis of quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletin No. 99 "Materiality", we concluded that the correction is not material to the previously issued financial statements as of or for the year ended December 31, 2024. This reclassification had no impact on the Consolidated Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows or Statement of Shareholders' Equity for any period.

2. Effects of New Accounting Pronouncements

The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2025, 2024 and 2023:

Adoption of New Accounting Standards in 2025

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. We have adopted the new disclosures prospectively beginning with this annual reporting for the year ended December 31, 2025 as disclosed in Note 17 "Income Taxes."

Adoption of New Accounting Standards in 2024

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures was issued in response to stakeholder requests for more decision-useful information about reportable segments. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures. This ASU does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and we have adopted the new disclosures retrospectively to all prior periods presented in the consolidated financial statements effective December 31, 2024 as disclosed in Note 21 "Segment Information."

Adoption of New Accounting Standards in 2023

There was no adoption of new accounting standards in 2023.

New Accounting Standards Not Yet Adopted

As of December 31, 2025, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:

ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) requires additional disaggregated expense disclosures in the notes to the financial statements for interim and annual periods. In January 2025, ASU 2025-01 clarified the effective dates: annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. We are currently evaluating the impact and expect to adopt in our annual reporting for the year ended December 31, 2027.

ASU 2024-04, Debt—Debt With Conversion and Other Options, Induced Conversions of Convertible Debt Instruments, clarifies the accounting requirements for settlements of debt instruments accounted for as induced conversions, including certain convertible debt instruments with cash conversion features and instruments that are not currently convertible. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We do not expect a material impact.

ASU 2025-03, Business Combinations (ASC 805), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, revises the guidance on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability with acquisitions that do not involve VIEs. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. We do not expect a material impact and will apply the guidance prospectively to business combinations occurring after the adoption date.

ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets allows entities to use a practical expedient for measuring credit losses on accounts receivable and contract assets, assuming current conditions persist for their remaining life. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We do not expect a material impact.

ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software amends the guidance for accounting for internal-use software costs. The update clarifies and simplifies the capitalization requirements for costs incurred in the development of internal-use software, including both software developed or obtained for internal use and certain cloud computing arrangements. The amendments provide more specific criteria for when costs should be capitalized versus expensed, and require enhanced disclosures regarding the nature and amounts of capitalized internal-use software costs. This ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted.

We are currently evaluating the impact of this ASU on our consolidated financial statements and intend to adopt at the effective date.

ASU 2025-09, Derivatives and Hedging, Hedge Accounting Improvement aligns the hedge accounting with the economics of risk management activities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of ASU 2025-09 and anticipate adopting prospectively at the effective date with our interim reporting in 2027.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, establishes authoritative guidance for the recognition, measurement, presentation, and related disclosures of government grants received by business entities. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2028 (and interim periods within those annual periods); early adoption is permitted. The amendments may be applied using a modified prospective, modified retrospective, or retrospective transition approach. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2029.

ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, clarifies when Topic 270 applies, improves the navigability of interim disclosure requirements (including a comprehensive list of interim disclosures required by GAAP), and adds a principle to disclose events since the last annual reporting period that have a material impact. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027 (early adoption permitted) and may be applied prospectively or retrospectively. We expect to adopt prospectively beginning with our interim reporting in 2028.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for as discussed under "Non-Marketable Investments" below. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.

Concentrations of Risk

We buy materials for products from many suppliers and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities to produce certain products, and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Changes in the budgets dedicated to research and development available to these researchers and their organizations for applications utilizing our products could have a significant effect on the product demand.

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single

counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis.

Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. To mitigate the risks associated with cash and cash equivalents and short-term investments, we engage with top-rated financial institutions and diversify our investments across a wide array of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Foreign Currency Translation

Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar, except for Türkiye (which became hyperinflationary in 2022 and reports in U.S. dollars), are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other expense, net. The net gain or loss on foreign currency transactions was a net loss of $8.4 million in 2025, a net loss of $4.5 million in 2024 and a net loss of $5.8 million in 2023 and are included in other expense, net in the accompanying consolidated statements of income.

The exchange rates of key currencies were as follows:

	Closing rate at December 31,		Annual average rate		
(USD equivalent for one)	2025	2024	2025	2024	2023
Euro (EUR)	1.1750	1.0389	1.1296	1.0821	1.0814
Pound Sterling (GBP)	1.3466	1.2529	1.3179	1.2782	1.2435
Swiss Franc (CHF)	1.2615	1.1038	1.2059	1.1362	1.1133
Japanese Yen (JPY)	0.0064	0.0064	0.0067	0.0066	0.0071
Chinese Yuan (CNY)	0.1428	0.1370	0.1391	0.1390	0.1413

Segment Information

We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.

Revenue Recognition

We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue is recognized when products are shipped to the customers, at which point control transfers.

Warranty

We provide warranties on our products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs, and payments to contract research organizations and laboratories for the provision of services and materials. Additionally, these expenses cover costs related to internal use or clinical trials.

Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for designated activities and are recognized as a reduction in the expenses associated with those activities once they are earned. Thus, when the grant relates to research and development expenses, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the nominal amount of the grant is deducted from the carrying amount of the asset and recognized over the depreciable asset life.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for use or sale are capitalized as part of the cost of the respective asset (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

Shipping and Handling Income and Costs

Shipping and handling charged to customers is recorded as revenue in the period that the related product sales revenue is recorded.

Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, shipping and handling costs totaled $31.8 million, $33.4 million and $32.4 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2025, 2024 and 2023 were $8.7 million, $9.6 million and $11.5 million, respectively.

General and Administrative

General and administrative expenses primarily represent the costs required to support administrative infrastructure. These expenses include licensing costs in connection with ongoing investments in information technology, including cyber security, along with personnel costs of employees in administrative functions.

Restructuring, Acquisition, Integration and Other

We incur indirect acquisition and business integration costs in connection with business combinations which are expensed when incurred. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.

Restructuring and other costs include employee-related costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts are known or can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. Additionally, expenses incurred may also include costs that are an integral component of, and are directly attributable to, restructuring activities which do not qualify as exit and disposal costs, such as intangible asset impairments and other asset related write-offs or consulting and advisory costs. The specific measures and associated estimated costs are based on management's best

business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.

Income Taxes

We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred tax assets and liabilities, established for the expected future tax consequences. Deferred tax assets and liabilities stem from differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are determined by multiplying the differences between these values by the enacted tax rates expected to be in effect when such differences are reversed or settled. Deferred tax assets are reduced by a valuation allowance to arrive at a carrying amount more likely than not to be realized. Any change in tax rates affecting deferred taxes is recognized in income in the period that includes the enactment date.

The effects of a tax position are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the taxing authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement, with the taxing authority using the cumulative probability method and assuming the taxing authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to income taxes in interest expense and record penalties related to income taxes within income tax expense.

Derivative Instruments

We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impacts associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currencies or interest rates impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair values of derivatives are recorded in current earnings or other comprehensive income (loss), with the treatment dependent upon whether or not a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation costs for all share-based payments are recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period using an accelerated method.

Forfeiture Rate - This is the estimated percentage of grants that are expected to be forfeited or canceled on an annual basis before fully vesting. We estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units and Performance Stock Units - Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed, and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase. Cash equivalents are carried at amortized cost which approximates fair value. Cash and cash equivalents as of December 31, 2025 and 2024 were as follows:

(in thousands)	2025	2024
Cash at bank and on hand	$136,543	$92,705
Money market funds	647,809	399,917
Short-term bank deposits	54,653	170,933
Cash and cash equivalents	**$839,005**	**$663,555**

Short-Term Investments

Short-term investments include cash investments with original maturities of greater than three months, classified as "available for sale" and stated at amortized cost, which is equivalent to the fair value, in the accompanying consolidated balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other expense, net. The amortization of premiums and accretion of discounts to maturity arising from acquisition are included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in other expense, net.

Short-term investments consisting of marketable equity securities are reported at fair value with gains and losses recorded in earnings.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents and short-term investments recorded at cost, accounts receivable, accounts payable and accrued and other current liabilities approximate their fair values because of the short maturities of those instruments. The carrying values of our variable rate debt and leases approximate their fair values because of the short maturities and/or interest rates, which are comparable to those available to us on similar terms. The fair values of the convertible notes are based on an estimation using available over-the-counter market information. The fair values of the German Private Placement are based on an estimation using changes in the euro swap rates.

Notes to the Consolidated Financial Statements

Accounts Receivable, Loans and Other Receivables and Allowance for Credit Losses

Our accounts receivable consist of unsecured customer obligations, and we are at risk to the extent such amounts become uncollectible. We establish allowances for credit losses that result from the expected failure or inability of our customers to fulfill their payment obligations. We recognize allowances for expected credit losses at inception and regularly reassess these estimates to consider historical experience with bad debts, the aging of the receivables, credit quality of the customer base, current economic conditions and other reasonable and supportable expectations for future conditions, if applicable. Once a receivable is determined to be uncollectible, the balance is charged against the allowance.

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30 to 90 days. For 2025, 2024, and 2023, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

The changes in the allowance for credit losses on accounts receivable and loans and other receivables for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Accounts receivable			Loans and other receivables		
(in thousands)	2025	2024	2023	2025	2024	2023
Balance at beginning of year	$18,226	$17,296	$22,880	$44	$53	$10,598
Provisions for expected credit losses	1,143	4,204	(2,873)	—	(5)	5
Deductions from allowance	(633)	(2,148)	(2,378)	—	—	(10,552)
Currency translation adjustments and other	802	(1,126)	(333)	9	(4)	2
Balance at end of year	**$19,538**	**$18,226**	**$17,296**	**$53**	**$44**	**$53**

Notes to the Consolidated Financial Statements

Inventories

Inventories are stated at the lower of cost or net realizable value, determined using either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2025 and 2024:

(in thousands)	2025	2024
Raw materials	$54,163	$52,770
Work in process	78,419	72,675
Finished goods	169,306	153,811
Total inventories, net	**$301,888**	**$279,256**

Inventory impairment totaling $11.3 million in 2025 and $93.5 million in 2024 were recognized in connection with the discontinuation of NeuMoDx, further discussed in Note 6 "Restructuring."

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Capitalized internal-use software costs include only direct costs associated with the development or acquisition of computer software intended exclusively for internal use and cloud-based applications to deliver our services. The costs encompass those associated with the design, coding, installation and testing of these systems. Costs associated with preliminary development, such as the evaluation and selection of alternatives as well as training, maintenance and support, are expensed as incurred.

For software to be sold, leased or otherwise marketed, costs that are related to the conceptual formulation and design are expensed as incurred. Once technological feasibility has been established, costs incurred to produce software products and the software components of products to be sold, leased or marketed are capitalized and amortized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets' useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is sold or disposed of, the cost and any related accumulated depreciation or amortization are removed, and any gain or loss is recorded in earnings.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a Lessee

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use or at the lease commencement date. Leases are classified as finance or operating based on the criteria under ASC 842 Leases, with the lease classification affecting the pattern of expense recognition and amortization of the right-of-use asset.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed lease payments, including in-substance fixed payments, less any lease incentives received;
- variable lease payments that are based on an index or a rate;
- amounts expected to be payable to the lessee under residual value guarantees;
- the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option; and
- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used. The incremental borrowing rate is determined by examining the interest rates the Company would need to pay to obtain financing and takes into account factors such as the characteristics and location of the asset, collateral, and applicable market terms and conditions. After the initial measurement, the lease liability balance will increase with interest accretion over time and subsequently be reduced by lease payments.

Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized as interest expense over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of the lease liability;
- any lease payments made at or before the commencement date less any lease incentives received;
- any initial direct costs; and
- restoration costs.

Notes to the Consolidated Financial Statements

The lease term is the non-cancellable term of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. As part of this assessment, judgment is applied and all relevant factors are considered that create an economic incentive to exercise the renewal.

The Company leases various items of real estate, vehicles and other equipment. Rental contracts are typically written for fixed periods but may have extension or termination options.

Company as a Lessor

When functioning as a lessor, the Company assesses whether a lease is a finance lease or an operating lease at lease inception. Leases in which there is no transfer of substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease payments received are recognized under operating leases as income on a straight-line basis over the lease terms in the Consolidated Statements of Income.

Business Combinations

We include the results of operations of the businesses that we acquire as of the acquisition date. The purchase price of an acquired business is allocated to the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition. Those fair values are determined using income, cost and market approaches, most of which depend upon significant inputs that are not observable in the market, or Level 3 measurements. The excess of purchase price over the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Except for contingent consideration payments which are made soon after the acquisition date which are classified as investing activities, payments to settle the acquisition date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition date fair value are presented as operating activities.

Acquired Intangibles and Goodwill

Acquired intangibles with future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization related to patents are computed over the estimated useful life of the underlying patent, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights that have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements acquired in a business combination is recorded in operating expense under acquisition-related intangible amortization. Amortization expense for intangible assets not acquired in a business combination is recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

We dispose of the gross carrying amount and accumulated amortization of fully amortized intangible assets from historic business combinations once they are considered fully integrated into our business.

The fair value of in-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until completion or abandonment of the related research and development activities. IPR&D is tested for impairment annually or when any event or circumstance indicates that the fair value may be below the carrying value. If and when research and development is complete, the associated asset is amortized over the estimated useful life.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2025, 2024 and 2023, goodwill has not been impaired.

Non-Marketable Investments

We have investments in non-marketable equity securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets. Non-marketable investments through which we exercise significant influence but do not have control are accounted for using the equity method, which requires that we recorded our share of unrealized gains and losses on our equity method investments in other (expense) income, net. We monitor for changes in circumstances that may require a reassessment of the level of influence. Our non-marketable equity securities not accounted for under the equity method are accounted for under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of the security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of time and the extent to which the fair value has been less than cost; and
- the financial condition and near-term prospects of the issuer.

We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other-than-temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate's industry), then a write-down of the investment to its estimated fair value would be recorded in operating expense. Investment impairments recorded during the year ended December 31, 2025 are discussed in Note 10 "Investments."

Variable Interest Entities

At the inception of each arrangement, we evaluate whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity. We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the

primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE as an investment in a non-marketable investment or in accordance with other applicable GAAP.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds the fair value as determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

4. Revenue

Nature of Goods and Services

Our revenues are reported net of sales and value added taxes, estimated rebates and returns and mainly come from consumable and instrumentation product sales, with a smaller portion from services, intellectual property, and technology sales. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. From time to time, we enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.

We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in FASB ASC Topic 606, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.

We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and, in most cases, not exceeding one year and therefore, contracts do not contain a significant financing component.

Consumable and Related Revenues

Consumable Products: In the last three years, revenue from consumable product sales has accounted for between 0-0% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.

Related Revenues: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and, over the last three years, has accounted for between 0-0% of our net sales.

SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example, based on usage.

Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized at the later of when the software is made available to the customer or the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/ support are provided, generally over the life of the license. Revenues from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until the required approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Instruments

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and, over the last three years, has accounted for between 0-0% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument, which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.

Contract Estimates

The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.

However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2025, we have $115.9 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize over approximately 50% over the next 12 to 18 months.

Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.

Contract assets as of December 31, 2025 and 2024 totaled $10.2 million and $14.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and primarily relate to the companion diagnostic co-development contracts discussed above.

Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of December 31, 2025 and 2024, contract liabilities totaled $95.5 million and $88.8 million, respectively, of which $79.4 million and $70.8 million, respectively, is included in accrued and other current liabilities and $16.1 million and $18.0 million, respectively, is included in other long-term liabilities. During the years ended December 31, 2025 and 2024, we satisfied the associated performance obligations and recognized revenue of $75.8 million and $75.5 million, respectively, related to advance customer payments previously received.

Notes to the Consolidated Financial Statements

Disaggregation of Revenue

We disaggregate our revenue based on product type and product group as shown in the tables below for the years ended December 31, 2025, 2024 and 2023:

Product type (in thousands)	2025	2024	2023
Consumables and related revenues	$1,876,424	$1,760,239	$1,726,213
Instruments	213,575	217,975	239,098
Total net sales	**$2,089,999**	**$1,978,214**	**$1,965,311**

Product group (in thousands)	2025	2024	2023
Sample technologies	$661,265	$642,031	$662,991
Diagnostic solutions	803,080	748,888	697,630
PCR/Nucleic acid amplification	308,992	300,468	300,204
Genomics/NGS	241,775	233,608	238,910
Other	74,887	53,219	65,576
Total net sales	**$2,089,999**	**$1,978,214**	**$1,965,311**

Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

Notes to the Consolidated Financial Statements

5. Acquisitions

We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as our sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2025 Business Combinations

Parse Biosciences, Inc.

On December 2, 2025, we acquired 100% of the shares of Parse Biosciences, Inc. (Parse). Parse, a leading provider of scalable, chemistry-based single-cell solutions was founded in 2018 in Seattle, Washington. Its proprietary Evercode™ platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries.

The cash consideration totaled $229.1 million. Of this amount, $33.0 million was retained in an escrow account as of December 31, 2025 which is available to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Under the purchase agreement, potential contingent payments through 2027 total $55.0 million, of which the fair value of $13.4 million was recorded as purchase price. The fair value was initially estimated using a Monte Carlo option pricing model with inputs based on the business plan and historical peer-group data and subsequently measured using a probability-weighted discounted cash flow model applying a weighted-average cost of capital of 11.4% to 11.8%.

We incurred $4.5 million acquisition related costs to effect the business combination during the year ended December 31, 2025 which is included in restructuring, acquisition, integration and other, net.

The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes.

Notes to the Consolidated Financial Statements

The preliminary purchase price allocation for Parse Biosciences, Inc. as of December 2, 2025 is as follows:

(in thousands)	As of December 2, 2025
Purchase Price:	
Cash consideration	$229,147
Fair value of contingent consideration	13,400
	$242,547
Preliminary Allocation:	
Cash	$4,552
Accounts receivable	3,540
Inventories	6,057
Prepaid expenses and other current assets	2,011
Accounts payable	(947)
Accruals and other current liabilities	(6,900)
Other long-term liabilities	(11,303)
Fixed and other long-term assets	16,124
Developed technology	60,700
Trade name	2,200
Customer base	38,100
Other intellectual property	19
Goodwill	139,828
Deferred tax asset	14,375
Deferred tax liability on fair value of identifiable intangible assets acquired	(25,809)
	$242,547

The weighted average amortization period for the acquired intangibles is 14.8 years. The goodwill acquired is not deductible for tax purposes.

At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date.

Notes to the Consolidated Financial Statements

Revenue and earnings in the reporting period since the acquisition date have not been significant. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

GNX Data Systems Ltd.

On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.4%. Potential contingent payments are due through 2026.

The acquisition is not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. As of December 31, 2025, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. As of December 31, 2025 and based on preliminary values, the intangible assets other than goodwill and goodwill acquired, totaled $33.5 million and $48.1 million, respectively. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

6. Restructuring

2025 Restructuring

In the fourth quarter of 2025, management approved restructuring activities as an extension of the efficiency program implemented in 2024, with the objective of further enhancing operational performance. The restructuring plan principally entails the elimination or relocation of certain positions, including consolidation of specific functions to lower cost locations. Total costs, including consulting and advisory costs, are estimated to be approximately $60.0 million, of which approximately $25.0 million is expected to be incurred in 2026. We expect to identify further actions.

A summary of the liability, which is recorded in accrued and other current liabilities in the accompanying consolidated balance sheet, as of December 31, 2025 is as follows:

(in thousands)	Employee-related costs	Exit and other costs	Total
Costs incurred	$10,491	$3,530	$14,021
Cash payments	(903)	(3,466)	(4,369)
Foreign currency translation adjustment	138	101	239
Liability at December 31, 2025	**$9,726**	**$165**	**$9,891**

Of the employee-related costs incurred, $1.1 million was recorded in costs of sales, and $9.4 million was recorded in restructuring, acquisition, integration and other, net while $3.5 million exit and other costs, which include consulting and advisory costs, were recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.

Consequent to measures undertaken in the execution of the restructuring program, property, plant, and equipment totaling $18.7 million, consisting of machinery and equipment, including machinery under construction, software applications and platforms, as well as leasehold improvements, were abandoned and discontinued from operational use during the year. Management determined that these assets have no alternative use or salvage value, and accordingly the assets were written off. $14.2 million of the impairment was recorded in cost of sales, and $4.5 million was recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.

2024 Efficiency Program

In 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. One of these initiatives was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems. Following this decision, we are refocusing resources and efforts on developing and commercializing other innovative solutions within our portfolio. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. This program was completed in 2025.

The exit cost liability is included in accrued and other current liabilities in the accompanying consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total
Costs in 2024	$30,205	$40,583	$70,788
Payments	(7,949)	(29,580)	(37,529)
Foreign currency translation adjustment	(421)	454	33
Liability at December 31, 2024	**$21,835**	**$11,457**	**$33,292**
Costs in 2025	15,137	4,746	19,883
Release of excess accruals	(4,179)	(778)	(4,957)
Payments	(29,323)	(14,445)	(43,768)
Foreign currency translation adjustment	1,686	38	1,724
Liability at December 31, 2025	**$5,156**	**$1,018**	**$6,174**

Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

Notes to the Consolidated Financial Statements

The following is a summary of all charges related to the 2024 program recorded in the consolidated statement of income for the year ended December 31, 2025.

Classification and Type of Charge (in thousands)	Year Ended December 31, 2025	Cumulative charges through 2025
Cost of sales:		
Exit and other costs	$670	$24,886
Employee-related costs	4,964	13,168
	$5,634	$38,054
Restructuring, acquisition, integration and other, net:		
Exit and other costs	$3,298	$19,664
Employee-related costs	5,994	27,995
	$9,292	$47,659
Total costs	**$14,926**	**$85,713**

One of the initiatives of the 2024 Efficiency Program was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems, and refocus resources and efforts on developing and commercializing other innovative solutions within our portfolio. In 2024, following an impairment test performed under ASC 360 Property, Plant and Equipment, $166.1 million of long-lived assets related to the NeuMoDx asset group were fully impaired. Outside of the NeuMoDx asset group, in 2024 as a result of actions taken in implementing the efficiency program, long-lived assets totaling $34.7 million, including property, plant and equipment and intangible assets, were impaired. Such impairments primarily related to software applications and platforms and related development projects which were abandoned and ceased to be used during 2024 and determined by management to have no alternative use or salvage value.

Following these initiatives, in the second half of 2024 we wrote-off a total of $93.5 million inventory. During 2025, inventory write-offs totaled $11.3 million. Inventory write downs are recorded in cost of sales.

Notes to the Consolidated Financial Statements

7. Short-Term Investments

Short-term investments are highly liquid deposits and fixed-income securities denominated in U.S. dollars and euros due from financial and nonfinancial institutions. As of December 31, 2025 and 2024, short-term investments were as follows:

(in thousands)	2025	2024
Money market deposits	$210,000	$380,584
Commercial paper	49,913	108,853
Total short-term investments	**$259,913**	**$489,437**

Money market deposits are interest-bearing deposit accounts, recorded at cost, which approximates fair value, with interest income accrued as earned. All instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year. Interest income is determined using the effective interest rate method.

Investments in commercial paper, a marketable debt security, are classified as available for sale investments and are recorded at cost, which approximates fair value. Interest income is calculated and accrued using the effective interest method.

8. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are summarized as follows as of December 31, 2025 and 2024:

(in thousands)	Notes	2025	2024
Income taxes receivable	(17)	$46,669	$46,563
Prepaid expenses		49,256	41,772
Other receivables		43,052	31,326
Cash collateral	(14)	22,530	3,246
Value added tax		17,551	17,291
Contract assets	(4)	10,153	14,525
Fair value of derivative instruments	(14)	2,448	23,604
Total prepaid expenses and other current assets		**$191,659**	**$178,327**

Notes to the Consolidated Financial Statements

9. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2025 and 2024 were as follows:

(in thousands)	Estimated useful lives (in years)	2025	2024
Land		$27,618	$24,937
Buildings and improvements	up to 60	409,379	381,506
Machinery and equipment	3-15	316,502	284,161
Computer software	3-20	291,026	274,844
Furniture and office equipment	3-10	75,041	78,332
Construction in progress		269,347	226,155
Total property, plant and equipment		1,388,913	1,269,935
Less: Accumulated depreciation and amortization		(464,965)	(516,324)
Total property, plant and equipment, net		**$923,948**	**$753,611**

During 2025 and 2024, we incurred impairments in connection with the program discussed in Note 6 "Restructuring."

For the year ended December 31, 2025, construction in progress primarily includes amounts related to projects to expand production lines and increase capacity of manufacturing as well as ongoing software development projects. For the years ended December 31, 2025, 2024 and 2023, interest capitalized in connection with these projects totaled $4.3 million, $2.6 million and $1.2 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, depreciation and amortization expense totaled $95.8 million, $91.5 million and $85.6 million, respectively. For the years ended December 31, 2025, 2024 and 2023, amortization related to computer software to be sold, leased or marketed totaled $18.0 million, $13.0 million and $11.7 million, respectively. As of December 31, 2025 and 2024, the unamortized balance of computer software to be sold, leased or marketed was $134.3 million and $106.9 million, respectively.

Repairs and maintenance expense was $21.6 million, $17.8 million and $19.3 million in 2025, 2024 and 2023, respectively.

Notes to the Consolidated Financial Statements

10. Investments

Non-Marketable Investments

We have made strategic investments in certain privately-held companies without readily determinable market values.

Non-Marketable Investments Accounted for Under the Equity Method

A summary of our non-marketable investments accounted for as equity method investments and included in other long-term assets in the accompanying consolidated balance sheets is as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,		
(in thousands)	Ownership percentage	2025	2024	2025	2024	2023
TVM Life Science Ventures III	3.10 %	$12,888	$11,807	($796)	$1,916	$947
PreAnalytiX GmbH	50.00 %	1,215	3,965	5,093	4,344	4,977
Suzhou Fuda Business Management and Consulting Partnership	33.67 %	—	2,469	(5)	(44)	49
Apis Assay Technologies Ltd	19.90 %	—	—	—	(433)	(1,694)
Actome GmbH	12.50 %	—	—	—	(163)	(216)
Hombrechtikon Systems Engineering AG[1]	19.00 %	(107)	(193)	109	100	100
Total		**$13,996**	**$18,048**	**$4,401**	**$5,720**	**$4,163**

[1] This investment is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2025 to the extent that we are committed to fund losses.

During 2025 and 2024, impairment charges totaling $2.5 million and $2.4 million, respectively were recorded in other expense, net in the accompanying consolidated statement of income. The investment in Suzhou Fuda Business Management and Consulting Partnership was fully impaired in 2025 following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable. The investments in Apis Assay Technologies Ltd and Actome GmbH were fully impaired in 2024 due to adverse changes in the investees' solvency indicating that the carrying value was no longer recoverable.

TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2025, 2024 and 2023, we made cash payments to TVM of $1.9 million, $2.7 million and $2.4 million, respectively. As of December 31, 2025, our remaining unfunded commitment to TVM was $2.2 million through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.

During the years ended December 31, 2025, 2024 and 2023, dividends received from PreAnalytix GmbH totaled $8.5 million, $3.6 million and $9.1 million, respectively. These dividends are a return on investment and therefore classified as cash flows from operating activities and included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows.

As of December 31, 2025 and December 31, 2024, certain of our equity method investments were variable interest entities for which we were not the primary beneficiary, as we did not have the power to direct the activities that most significantly impact their economic performance. Accordingly, these investments were not consolidated. At December 31, 2025, two such investments had a total net carrying value of $12.8 million, of which $12.9 million, representing our maximum exposure to loss, included in other long-term assets and $0.1 million is included in other long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2024, four such investments totaled $11.6 million, of which $11.8 million is included in other long-term assets and $0.2 million is included in other long-term liabilities in the accompanying consolidated balance sheet.

Non-Marketable Investments Not Accounted for Under the Equity Method

At December 31, 2025 and 2024, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.8 million and $4.3 million, respectively, which are included in other long-term assets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the consolidated statements of income during the period the change is identified. The changes in non-marketable investments not accounted for under the equity method for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$4,283	$4,435
Impairments	—	(250)
Cash investments in equity securities, net	929	342
Foreign currency translation adjustments	540	(244)
Balance at end of year	**$5,752**	**$4,283**

In 2024, an investment value declined following an observable change in price of the underlying investment. The impairments was recorded to other expense, net in the accompanying consolidated statements of income.

11. Goodwill and Intangible Assets

The following sets forth the intangible assets by major asset class as of December 31, 2025 and 2024:

		2025		2024	
(in thousands)	Weighted average life (in years)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
Patent and license rights	11.65	$92,497	($53,913)	$169,436	($125,465)
Developed technology	11.36	724,266	(458,999)	646,554	(414,699)
Customer base, trademarks, and non-compete agreements	13.70	148,649	(66,069)	180,887	(152,898)
Total amortized intangible assets	**11.75**	**$965,412**	**($578,981)**	**$996,877**	**($693,062)**
Unamortized intangible assets:					
Goodwill		**$2,700,658**		**$2,425,418**	

In 2025 and 2024, fully amortized intangible assets with a gross carrying amount of $223.5 million and $93.7 million, respectively, were retired.

The changes in intangible assets, net excluding goodwill for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$303,815	$526,821
Additions	6,122	3,496
Additions from acquisitions	134,518	—
Amortization	(70,341)	(84,869)
Disposals	(4)	—
Impairments	(977)	(135,274)
Foreign currency translation adjustments	13,298	(6,359)
Balance at end of year	**$386,431**	**$303,815**

In 2024, $135.3 million of intangible assets were impaired in connection with the discontinuation of NeuMoDx.

Intangible additions for the year ended December 31, 2025 totaled $6.1 million, all of which was paid in the current year.

Cash paid for purchases of intangible assets during the year ended December 31, 2024 totaled $4.1 million, of which $3.5 million is related to current year cash payments for intangible assets, $0.4 million is related to current year payments for assets that were accrued as of December 31, 2023 and $0.2 million is for prepayments recorded in other long-term assets in the accompanying balance sheet.

Amortization expense on intangible assets totaled approximately $70.3 million, $84.9 million and $93.8 million, respectively, for the years ended December 31, 2025, 2024 and 2023. Amortization of intangibles for the next five years for the years ended December 31 is expected to be approximately:

(in thousands)	
2026	$67,750
2027	$62,802
2028	$59,671
2029	$31,883
2030	$23,874

The changes in goodwill for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$2,425,418	$2,475,732
Business combinations	187,931	—
Foreign currency translation adjustments	87,309	(50,314)
Balance at end of year	**$2,700,658**	**$2,425,418**

During 2025, the change in goodwill include the results from the acquisition of GNX Data Systems Ltd. (doing business as Genoox) in May 2025 and Parse Biosciences in December 2025 and foreign currency translation adjustments from changes in the exchange rates of the euro, Swiss franc and Australian dollar. The changes in goodwill during 2024 resulted from the foreign currency translation adjustments from rate movements in the euro, Swiss franc and Australian dollar.

12. Leases

We have operating leases primarily for real estate. The leases generally have terms which range from one to 21 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2025 and 2024, options to early terminate have not been recognized as part of the right-of-use assets and lease liabilities.

Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the years ended December 31, 2025 and 2024, amounts recorded as variable lease payments not included in the operating lease liability were not material.

When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments. All operating lease expense is recognized on a straight-line basis over the lease term. For the years ended December 31, 2025 and 2024, we recognized $28.3 million and $30.6 million in total lease costs, respectively.

Supplemental balance sheet and other information related to operating leases as of December 31, 2025 and 2024 are as follows:

(in thousands, except lease term and discount rate)	Location in consolidated balance sheet	2025	2024
Operating lease right-of-use assets	Other long-term assets	$153,144	$116,238
Current operating lease liabilities	Accrued and other current liabilities	$28,837	$24,335
Long-term operating lease liabilities	Other long-term liabilities	$129,107	$96,658
Weighted average remaining lease term		9.21 years	7.38 years
Weighted average discount rate		3.23%	3.31%

Supplemental disclosure related to operating leases for the years ended December 31, 2025 and 2024 is as follows:

(in thousands)	2025	2024
Cash paid for operating leases included in cash flows from operating activities	$31,741	$27,306
Operating lease right-of-use assets obtained in exchange for lease obligations	$45,462	$44,219

Future operating lease payments as of December 31, 2025 are as follows:

Years ending December 31, (in thousands)	
2026	$34,130
2027	30,234
2028	24,468
2029	17,407
2030	10,889
Thereafter	65,634
Total lease payments	182,762
Less: Imputed interest	(24,818)
Total	**$157,944**

As of December 31, 2025, we do not have any material operating lease that have not yet commenced. We had not entered into any material finance leases as of December 31, 2025 and 2024.

13. Accrued and Other Current Liabilities

Accrued and other current liabilities at December 31, 2025 and 2024 consist of the following:

(in thousands)	Notes	2025	2024
Payroll and related accruals		$103,851	$85,579
Deferred revenue	(4)	79,423	70,827
Other liabilities	(6)	73,365	82,671
Accrued expenses		57,343	51,673
Income taxes payable	(17)	39,717	24,946
Operating lease liabilities	(12)	28,837	24,335
Fair value of derivative instruments	(14)	20,173	13,753
Accrued contingent consideration and milestone payments	(15)	16,153	20,650
Accrued interest on long-term debt	(16)	13,796	10,554
Accrued royalties	(20)	6,113	5,098
Cash collateral	(14)	710	16,790
Total accrued and other current liabilities		**$439,481**	**$406,876**

14. Derivatives and Hedging

Objective and Strategy

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2025, cash collateral positions consisted of $0.7 million recorded in accrued and other current liabilities and $22.5 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2024, we had cash collateral positions consisting of $16.8 million recorded in accrued and other current liabilities and $3.2 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

Non-Derivative Hedging Instrument

Net Investment Hedge

We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total of $331.1 million as described in Note 16 "Debt." Since then, all but one of the tranches was paid as described in Note 16 "Debt," and as of December 31, 2025, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 16 "Debt," €51.5 million of the 2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5 million remained designated as hedging instrument as of December 31, 2025. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2025 and 2024 is $54.2

million and $10.7 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2025 and 2024.

Derivatives Designated as Hedging Instruments

Cash Flow Hedges

As of December 31, 2025 and 2024, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of December 31, 2025, we expect approximately $2.5 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the hedged item.

We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In August 2025, we settled these cross-currency interest rate swaps at maturity. In September 2022, we entered into five cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and as a result, reclassified $5.4 million of derivative losses included in accumulated other comprehensive loss to income in other expense, net in the accompanying consolidated statement of income. In November 2024, we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. In November 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2027 for a notional amount of CHF 70.0 million.

We determined that no ineffectiveness exists related to the remaining swaps. As of December 31, 2025 and 2024, interest receivables of $1.1 million and $3.2 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Derivatives Not Designated as Hedging Instruments

Call Options

Prior to 2024, we entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes which were due in 2023 and 2024 and which are more fully described in Note 16 "Debt." As of December 31, 2024, all remaining call options had expired unexercised. In these transactions, the Call Options addressed the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the cash convertible notes. Accordingly, the derivative was presented as either current or long-term based upon the classification of the related debt.

Aside from the initial payment of premiums for the Call Options, we were not required to make any cash payments under the Call Options. We were, however, entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeded the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options was equal to the conversion price of the cash convertible notes.

The Call Options, for which our common stock was the underlying security, were derivative assets that required mark-to-market accounting treatment. The Call Options were measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. The change in fair value was recognized immediately in our consolidated statements of income in other expense, net.

Cash Convertible Notes Embedded Cash Conversion Option

The embedded cash conversion option within the Cash Convertible Notes due 2023 and 2024 discussed in Note 16 "Debt" was required to be separated from the cash convertible notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other expense, net until the cash conversion option settled or expired. The embedded cash conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy.

Because the terms of the cash convertible notes' embedded cash conversion option were substantially similar to those of the Call Options, discussed above, we expected the effect on earnings from these two derivative instruments to mostly offset each other. In November 2024, the Cash Convertible Notes due 2024 were repaid at maturity, and the related Call Options expired unexercised as described in Note 16, resulting in a $1.4 million gain recognized in other expense, net in the accompanying consolidated statement of income. In September 2023, the Cash Convertible Notes due 2023 and the related Call Options have been settled as described in Note 16, and we recognized a gain of $0.9 million in other expense, net in the accompanying consolidated statement of income.

Notes to the Consolidated Financial Statements

Foreign Exchange Contracts

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $488.5 million at December 31, 2025 and expire at various dates through October 2026. At December 31, 2024, these arrangements had an aggregate notional value of $645.7 million, which expired at various dates through July 2025. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.

Fair Values of Derivative Instruments

The following tables summarize the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2025 and 2024. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying consolidated balance sheets. The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying consolidated balance sheets.

		2025		2024
(in thousands)	Current asset	Long-term asset	Current asset	Long-term asset
Assets:				
Derivative instruments designated as hedges				
Interest rate contracts - cash flow hedge[1]	$—	$—	$17,843	$3,174
Undesignated derivative instruments				
Foreign exchange forwards and options	2,448	—	5,761	—
Total derivative assets	**$2,448**	**$—**	**$23,604**	**$3,174**

Notes to the Consolidated Financial Statements

	2025		2024	
(in thousands)	Current liability	Long-term liability	Current liability	Long-term liability
Liabilities:				
Derivative instruments designated as hedges				
Interest rate contracts - cash flow hedge [1]	($18,194)	($4,169)	$—	$—
Undesignated derivative instruments				
Foreign exchange forwards and options	(1,978)	—	(13,752)	—
Total derivative liabilities	**($20,172)**	**($4,169)**	**($13,752)**	**$—**

[1] The fair value amounts for the interest rate contracts do not include accrued interest.

Notes to the Consolidated Financial Statements

Gains and Losses on Derivative Instruments

The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
(in thousands)	Other expense, net	Other expense, net	Other expense, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	($6,650)	($739)	($5,711)
Gains (losses) on derivatives in cash flow hedges:			
Interest rate contracts			
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$45,561	($24,689)	$66,600
Amounts excluded from effectiveness testing	—	—	—
Gains (losses) on derivatives not designated as hedging instruments:			
Equity options	—	(39,759)	(182,011)
Cash convertible notes embedded cash conversion option	—	39,830	182,802
Foreign exchange forwards and options	12,844	(8,399)	(8,610)
Total gains (losses) on derivative instruments	**$58,405**	**($33,017)**	**$58,781**

15. Financial Instruments and Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- *Level 1.* Observable inputs, such as quoted prices in active markets;
- *Level 2.* Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
- *Level 3.* Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

				2025				2024
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash equivalents	$647,809	$—	$—	$647,809	$399,917	$—	$—	$399,917
Non-marketable equity securities	—	—	5,752	5,752	—	—	4,283	4,283
Foreign exchange forwards and options	—	2,448	—	2,448	—	5,761	—	5,761
Interest rate contracts - cash flow hedge	—	—	—	—	—	21,017	—	21,017
Total financial assets	**$647,809**	**$2,448**	**$5,752**	**$656,009**	**$399,917**	**$26,778**	**$4,283**	**$430,978**
Liabilities:								
Foreign exchange forwards and options	$—	($1,978)	$—	($1,978)	$—	($13,752)	$—	($13,752)
Interest rate contracts - cash flow hedge	—	(22,363)	—	(22,363)	—	—	—	—
Contingent consideration	—	—	(22,753)	(22,753)	—	—	(20,650)	(20,650)
Total financial liabilities	**$—**	**($24,341)**	**($22,753)**	**($47,094)**	**$—**	**($13,752)**	**($20,650)**	**($34,402)**

The carrying values of financial instruments, including cash, cash equivalents and short-term investments recorded at cost, accounts receivable, accounts payable and accrued other current liabilities, approximate their fair values due to their short-term maturities.

Our assets and liabilities measured at fair value on a recurring basis consist of certain cash equivalents, which are classified in Level 1 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, and derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar, which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of the years ended December 31, 2025 and 2024 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2025.

In determining fair value for Level 2 instruments, we apply a market approach using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and were valued based on an option pricing model that used observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate and the implied volatility of our common shares.

Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the years ended December 31, 2025 and 2024.

Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 11.4% and 11.8%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

The fair value of contingent consideration liabilities is based on internal forecasts and the weighted-average cost of capital derived from market data, which are considered Level 3 inputs. The following table summarizes the activity for the years ended December 31, 2025 and 2024:

(in thousands)	2025	2024
Balance at beginning of year	($20,650)	($18,359)
Additions from acquisitions	(18,003)	—
Changes in estimated fair value	4,100	(2,291)
Cash payments	11,800	—
Balance at end of year	**($22,753)**	**($20,650)**

As of December 31, 2025 and 2024, $16.2 million and $20.7 million, respectively, was accrued for contingent consideration and is included in accrued and other current liabilities in the accompanying consolidated balance sheets and $6.6 million is included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2025 .

The estimated fair value of long-term debt, as disclosed in Note 16 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

The fair values of the financial instruments are presented in Note 16 "Debt" and were determined as follows:

Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027, 2031 and 2032.

German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.

There were no adjustments in the years ended December 31, 2025 and 2024 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

16. Debt

At December 31, 2025 and 2024, total long-term debt, net of debt issuance costs of $12.8 million and $7.9 million, respectively, consists of the following:

(in thousands)	2025	2024
0.000% Senior Unsecured Convertible Notes due 2027	$26,000	$498,402
2.500% Senior Unsecured Convertible Notes due 2031	495,254	494,421
2.000% Senior Unsecured Convertible Notes due 2032	742,394	—
German Private Placement (2017 Schuldschein)	17,032	15,050
German Private Placement (2022 Schuldschein)	373,748	383,675
Total long-term debt	**1,654,428**	**1,391,548**
Less: Current portion	—	551,883 (1)
Long-term portion	**$1,654,428**	**$839,665 (1)**

(1) The December 31, 2024 balances for the current portion and long-term portion of debt have been revised to correct the classification of certain amounts. See Note 1.

The notes are all unsecured obligations that rank pari passu.

Repayments of long-term debt for the years ended December 31, 2025, 2024 and 2023 were at par and consisted of:

(in thousands)	2025	2024	2023
German Private Placement (2022 Schuldschein)	$60,167	$—	$—
German Private Placement (2017 Schuldschein)	—	101,536	—
0.000% Senior Unsecured Convertible Notes due 2027	474,000	—	—
1.000% Senior Unsecured Convertible Notes due 2024	—	500,000	—
0.500% Senior Unsecured Convertible Notes due 2023	—	—	400,000
Total repayment of long-term debt	**$534,167**	**$601,536**	**$400,000**

Notes to the Consolidated Financial Statements

The principal amount, carrying amount and fair values of long-term debt instruments as of December 31, 2025 and 2024 are summarized below:

				2025	
				Fair value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Convertible Notes due 2027	$26,000	$—	$26,000	$23,844	Level 1
Convertible Notes due 2031	500,000	(4,746)	495,254	520,570	Level 1
Convertible Notes due 2032	750,000	(7,606)	742,394	762,600	Level 1
German Private Placement (2017 Schuldschein)	17,039	(7)	17,032	16,692	Level 2
German Private Placement (2022 Schuldschein)	374,234	(486)	373,748	366,130	Level 2
	$1,667,273	**($12,845)**	**$1,654,428**	**$1,689,836**	

				2024	
				Fair value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Convertible Notes due 2027	$500,000	($1,598)	$498,402	$475,835	Level 1
Convertible Notes due 2031	500,000	(5,579)	494,421	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,399,462	**($7,914)**	**$1,391,548**	**$1,381,725**	

Notes to the Consolidated Financial Statements

Future maturities of long-term debt stated at the carrying values as of December 31, 2025 are shown in the table below. As described elsewhere in this Note 16, certain of our long-term debt instruments contain features which could require repayment or conversion earlier than their contractual maturity dates.

Years ending December 31, (in thousands)	
2026	$—
2027	150,491
2028	—
2029	164,328
2030	—
Thereafter	1,339,609
	$1,654,428

Interest expense on long-term debt was $33.6 million, $42.6 million and $52.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Interest expense for the years ended December 31, 2025, 2024 and 2023 related to the 2032 Notes, 2031 Notes, 2027 Notes and cash convertible notes was comprised of the following:

(in thousands)	2025	2024	2023
Coupon interest	$18,104	$8,604	$4,169
Amortization of original issuance discount	—	16,075	27,341
Amortization of debt issuance costs	2,798	1,690	2,328
Total interest expense related to the convertible notes	**$20,902**	**$26,369**	**$33,838**

Convertible Notes due 2032

On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million. Debt issuance costs are amortized to interest expense over the term of the 2032 Notes. The effective interest rate of the 2032 Notes is 2.16%.

The 2032 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,094.3562 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.6338 per share, or 11.6 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 3,091.0563 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $64.7028. At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.

The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event.

The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 15, 2025 through March 3, 2032:

- if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
- if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
- if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
- if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
- in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or

- if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
- if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or
- if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.

The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032.

No contingent conversion conditions were triggered for the 2032 Notes as of December 31, 2025.

Convertible Notes due 2031

On September 10, 2024, we issued 2.500% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.500% per annum payable semi-annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the 2031 Notes is 2.68%.

The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,124.3702 shares per $200,000 principal amount of notes (which represents an initial conversion price of $64.0129 per share or 7.8 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 3,136.9055 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $63.7571. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.

The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.

The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after October 21, 2024 through March 9, 2031:

- if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or

- if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
- if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
- if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
- in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
- if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
- if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or
- if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.

The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.

No contingent conversion conditions were triggered for the 2031 Notes as of December 31, 2025.

Convertible Notes due 2027

On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.

In accounting for the issuance of the 2027 Notes in 2020 prior to the adoption of ASU 2020-06, we separated the 2027 Notes into liability and equity components. We allocated $445.9 million of the 2027 Notes to the liability component, representing the fair value of a similar debt instrument that does not have an associated convertible feature; and $54.1 million to the equity component, representing the conversion option, which did not meet the criteria for separate accounting as a derivative as it is indexed to our own stock. ASU 2020-06 was adopted on January 1, 2021, and this

resulted in a decrease of $54.1 million to additional paid-in capital and an increase of $0.3 million to retained earnings for the conversion feature related to the liability for the 2027 Notes.

The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.

On the December 17, 2025 put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt.

The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share or 6.2 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 2,485.1914 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.4767. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.

The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:

- if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
- if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
- if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
- if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
- in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
- if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.

The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.

No contingent conversion conditions were triggered for the 2027 Notes as of December 31, 2025 or December 31, 2024.

Cash Convertible Notes due 2023 and 2024

In November 2024, we repaid at maturity $500.0 million of Cash Convertible Senior Notes (2024 Notes) that had been issued on November 13, 2018 with net proceeds of $468.9 million after payment of the net cost of the Call Spread Overlay and transaction costs.

In September 2023, we repaid at maturity $400.0 million of Cash Convertible Senior Notes (2023 Notes) that had been issued on September 13, 2017 with net proceeds of $365.6 million after payment of the net cost of the Call Spread Overlay and transaction costs.

Cash Convertible Notes Call Spread Overlay

Concurrent with the issuance of the cash convertible notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the "Call Spread Overlay." The Call Options were intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the cash convertible notes.

In connection with the repayment of the 2023 Notes, we received $36.8 million in cash upon the exercise of Call Options in 2023. In the same transaction, we paid $36.8 million for the intrinsic value of the 2023 Notes' embedded conversion option. The Call Options related to the 2024 Notes expired unexercised in November 2024. All Warrants related to the 2024 Notes and 2023 Notes expired unexercised in November 2024 and September 2023, respectively, upon maturity.

German Private Placement (2017 Schuldschein)

In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity of two tranches as shown in the table below. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $0.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

The following table shows the last remaining tranche of the 2017 Schuldschein as of December 31, 2025 and 2024:

			Carrying value (in thousands) as of December 31,	
Notional amount	Interest rate	Maturity	2025	2024
€14.5 million	Fixed 1.61%	June 2027	**$17,032**	**$15,050**

German Private Placement (2022 Schuldschein)

In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $53.3 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

A summary of the tranches is as follows:

			Carrying value (in thousands) as of December 31,	
Notional amount	Interest rate	Maturity	2025	2024
€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$—	$53,481
€62.0 million	Fixed 2.741%	July 2027	72,814	64,323
€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	34,645	30,605
€37.0 million	Fixed 3.044%	July 2029	43,430	38,371
€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	120,898	106,818
€9.5 million	Fixed 3.386%	July 2032	11,146	9,849
€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,800	7,776
€70.0 million	Fixed 3.04%	August 2035	82,015	72,452
			$373,748	**$383,675**

Revolving Credit Facility
Our credit facilities available and undrawn at December 31, 2025 total €413.0 million (approximately $485.3 million). This includes a €400.0 million syndicated revolving credit facility expiring December 2030 (with one additional annual extension option) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.9 million and $0.8 million were paid for years ended December 31, 2025 and 2024, respectively. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at December 31, 2025. The revolving credit facility is for general corporate purposes and no amounts were utilized at December 31, 2025. Of the €13.0 million facilities, €8.2 million is used for bank guarantees and letters of credit at December 31, 2025.

17. Income Taxes

We adopted ASU 2023-09: *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures* on the effective date of January 1, 2025 and applied the amendments on a prospective basis. Accordingly, the expanded tables below for the reconciliation of the effective tax rate and cash paid for income taxes is for the 2025 year only. The information for the 2024 and 2023 years is included as previously disclosed.

Income before income tax expense for the years ended December 31, 2025, 2024 and 2023 consisted of:

(in thousands)	2025	2024	2023
Pretax (loss) income in the Netherlands	($731)	$20,624	$63,676
Pretax income from foreign operations	490,996	100,523	366,133
Total income before income tax expense	**$490,265**	**$121,147**	**$429,809**

Income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023
Current:			
The Netherlands	$1,750	$14,347	$11,393
Foreign	83,702	46,250	66,382
	85,452	60,597	77,775
Deferred:			
The Netherlands	342	9,137	(5,535)
Foreign	(20,409)	(32,178)	16,266
	(20,067)	(23,041)	10,731
Total income tax expense	**$65,385**	**$37,556**	**$88,506**

The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% for the years ended December 31, 2025, 2024 and 2023. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile.

The principal items comprising the differences between income taxes computed at the Netherlands' statutory tax rate and our effective tax rate for the year ended December 31, 2025 are as follows:

		2025
(in thousands)	Amount	Percent
The Netherlands' income tax at statutory rate	$126,488	25.8%
State and local income taxes, net of national income tax effect[1]	—	—
Foreign tax effects		
United States		
Statutory tax rate difference between United States and Netherlands	($11,146)	(2.3)
Worthless stock deduction[2]	(29,003)	(5.9)
Nontaxable or nondeductible items	(1,916)	(0.4)
Other	(730)	(0.1)
Germany		
Statutory tax rate difference between Germany and the Netherlands	(1,150)	(0.2)

Notes to the Consolidated Financial Statements

(in thousands)	2025 Amount	Percent
Trade tax benefit	(12,760)	(2.6)
Change in tax rates	(4,339)	(0.9)
Nontaxable or nondeductible items	1,527	0.3
Other	(1,115)	(0.2)
Poland		
Statutory tax rate difference between Poland and the Netherlands	(4,118)	(0.8)
Nontaxable or nondeductible items	(11,441)	(2.3)
Pillar Two	7,744	1.6
Other	(416)	(0.1)
United Arab Emirates		
Statutory tax rate difference between UAE and the Netherlands	(15,752)	(3.2)
Other foreign jurisdictions	618	0.1
Effect of changes in tax laws or rates enacted in the current period	—	0.0
Effect of cross-border tax laws	—	0.0
Tax credits	—	0.0
Changes in valuation allowances	(3,464)	(0.7)
Nontaxable or nondeductible items		
Nondeductible expenses	$1,668	0.3%
Withholding tax	3,624	0.7
Changes in unrecognized tax benefits	21,717	4.4
Other adjustments	(652)	(0.1)
Effective tax	**$65,385**	**13.3%**

[1] The Netherlands has no municipal taxes.

[2] During the third quarter of 2025, the Company recognized a worthless stock deduction under Internal Revenue Code Section 165(g)(3) upon liquidation of the U.S. subsidiary, NeuMoDx Molecular, Inc.

Notes to the Consolidated Financial Statements

The principal items comprising the differences between income taxes computed at the Netherlands' statutory income tax rate and our effective tax rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, are as follows:

	2024	2023
The Netherlands' statutory income tax rate	25.8%	25.8%
Taxation of foreign operations, net[1]	(13.5)	(7.6)
Unrecognized tax benefits[2]	15.9	3.1
Share-based compensation	2.8	(0.3)
Prior year taxes	1.2	0.3
Government incentives[3]	(2.8)	(1.0)
Changes in tax laws and rates	(0.2)	0.2
Tax impact from nondeductible items	1.2	1.3
Valuation allowance	(0.8)	(1.8)
Other items, net	1.4	0.6
Effective tax rate	**31.0%**	**20.6%**

[1] Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands' statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We recorded $11.5 million top-up tax in relation to our operations in Dubai (United Arab Emirates) and Poland in 2024.

[2] Unrecognized tax benefits include the impact from reassessment of accruals for tax contingencies, primarily related to ongoing taxing authority examinations.

[3] Government incentives include tax credits in the U.S. relating to research and development expense.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout various jurisdictions. Tax years in the Netherlands are potentially open back to 2013 for income tax examinations by the Netherlands taxing authority. The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination covering the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and

most state income tax examinations by taxing authorities beginning with the year ended December 31, 2022 through the current period. In late 2023, the U.S. Internal Revenue Service commenced a U.S. federal income tax examination for the periods 2014 to 2020. The examination was triggered by our 5-year net operating loss carryback under the CARES Act. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2021.

Changes in the amount of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023
Balance at beginning of year	$108,927	$95,558	$79,283
Additions based on tax positions related to the current year	8,990	9,447	9,632
Additions for tax positions of prior years	21,022	10,402	7,839
Decrease for tax position of prior years	(8,834)	(271)	(3,832)
Decrease related to settlements	—	(439)	(119)
Increase (decrease) from currency translation	13,481	(5,770)	2,755
Balance at end of year	**$143,586**	**$108,927**	**$95,558**

At December 31, 2025 and 2024, our net unrecognized tax benefits totaled approximately $143.6 million and $108.9 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of income tax expense.

Our policy is to recognize interest accrued related to income taxes in interest expense and penalties within income tax expense. For the years ending December 31, 2025, 2024 and 2023, we recognized expense for interest and penalties of $2.0 million, $0.8 million and income of $0.4 million, respectively. At December 31, 2025 and 2024, we have accrued interest and penalties of $5.9 million and $3.9 million, respectively, which are not included in the table above.

At December 31, 2025 and 2024, in the consolidated balance sheets, we have recorded deferred tax assets of $69.0 million and $70.1 million, respectively, in other long-term assets and deferred tax liabilities of $26.6 million and $22.7 million, respectively, in other long-term liabilities. The components of the net deferred tax assets at December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Deferred tax assets:		
Net operating loss and tax credit carryforwards	$76,802	$33,875
Intangible assets	42,091	47,409
Accrued and other liabilities	24,582	27,746
Share-based compensation	13,091	15,899
Other	22,070	19,349
Total deferred tax assets before valuation allowance	178,636	144,278
Valuation allowance	(8,364)	(10,894)
Total deferred tax assets, after valuation allowance	$170,272	$133,384
Deferred tax liabilities:		
Intangible assets	($44,451)	($41,386)
Property, plant and equipment	(75,390)	(38,900)
Other	(8,010)	(5,726)
Total deferred tax liabilities	($127,851)	($86,012)
Deferred tax assets, net	**$42,421**	**$47,372**

Before considering the impact of unrecognized tax benefits, at December 31, 2025, we had $558.3 million in total net operating loss (NOL) carryforwards which included $401.7 million for Germany, $59.4 million for the U.S., $20.9 million for the U.K., $19.0 million for the Netherlands and $57.3 million for other foreign jurisdictions. The NOL carryforwards in the U.S., Germany, the Netherlands and the U.K. carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code which limits the amount that can be used each year. NOL carryforwards of $24.7 million in other foreign jurisdictions expire between 2026 and 2030 while the remainder can be carried forward indefinitely. At December 31, 2025, tax credits total $7.2 million and expire between 2034 and 2044.

As of December 31, 2025, the valuation allowance principally relates to net operating loss carryforwards. A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.

The changes in the valuation allowance for the years ended December 31, 2025, 2024 and 2023 were as follows:

(in thousands)	2025	2024	2023
Balance at beginning of year	($10,894)	($13,214)	($21,265)
Additions charged to income tax expense	(1,380)	(405)	(2,015)
Deductions charged to income tax expense	4,844	1,383	9,719
Currency translation	(934)	1,342	347
Balance at end of year	**($8,364)**	**($10,894)**	**($13,214)**

As of December 31, 2025, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $15.0 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability of $0.7 million for both December 31, 2025 and 2024.

Income Taxes Paid

The following table details the amount and jurisdictions of tax payments (refunds), net of refunds, received for the year ended December 31, 2025. For the years ended December 31, 2024 and 2023, income taxes paid totaled $15.7 million and $82.4 million, respectively.

(in thousands)	2025
The Netherlands	$5,660
Foreign:	
United States	6,308
Germany	(6,272)
Spain	(1,975)
United Kingdom	(4,198)
Switzerland	4,895
France	2,533
Turkey	2,079
Italy	1,507
Sweden	1,467
Other jurisdictions	5,261
Total foreign income taxes paid	11,605
Total income taxes paid	**$17,266**

18. Equity

Shares

The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Common Shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.

Dividend Declaration

On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders.

2026 Synthetic Share Repurchase

In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.96 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 20 existing common shares with a nominal value of EUR 1.96 each were consolidated into 19 new common shares with a nominal value of EUR 2.07 each. The third amendment was a reduction of the nominal value per common share from EUR 2.07 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $496.7 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 10.9 million, or 5.0%, to 206.8 million shares outstanding as of January 8, 2026. Consequently, the conversion rates for convertible notes were updated as disclosed in Note 16 "Debt."

2025 Synthetic Share Repurchase

In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic

Notes to the Consolidated Financial Statements

share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025.

2024 Synthetic Share Repurchase

In January 2024, we completed a capital repayment program through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.18 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 25 existing common shares with a nominal value of EUR 1.18 each were consolidated into 24.25 new common shares with a nominal value of EUR 1.22 each. The third amendment was a reduction of the nominal value per common share from EUR 1.22 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $292.1 million was repaid to our shareholders, and the outstanding number of common shares was reduced by 6.8 million, or 3.0%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.8 million and were charged to equity during 2024.

Accumulated Other Comprehensive Loss

The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2025 and 2024:

(in thousands)	2025	2024
Net unrealized loss on hedging contracts, net of tax	($51,745)	($9,818)
Net unrealized gain on pension, net of tax	401	282
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2025 and 2024	(33,415)	(33,962)
Foreign currency translation adjustments	(292,550)	(431,041)
Accumulated other comprehensive loss	**($377,309)**	**($474,539)**

19. Earnings Per Common Share

We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all "in the money" securities to issue common shares were exercised.

The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2025, 2024 and 2023:

(in thousands, except per share data)	2025	2024	2023
Net income	$424,880	$83,591	$341,303
Weighted average number of common shares used to compute basic earnings per common share	217,219	222,619	228,146
Dilutive effect of outstanding stock options and restricted stock units	1,661	2,098	2,473
Weighted average number of common shares used to compute diluted earnings per common share	**218,880**	**224,717**	**230,619**
Outstanding stock options and awards having no dilutive effect, not included in above calculation	50	26	1
Outstanding warrants having no dilutive effect, not included in above calculation	—	9,531	17,562
Basic earnings per common share	$1.96	$0.38	$1.50
Diluted earnings per common share	$1.94	$0.37	$1.48

For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 16 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2023 through December 31, 2025, they were excluded from the diluted earnings per common share calculations in 2023, 2024 and 2025.

20. Commitments and Contingencies

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.1 million and $5.1 million at December 31, 2025 and 2024, respectively. Royalty expense relating to these agreements amounted to $15.4 million for the year ended December 31, 2025 and $13.9 million for the years ended December 31, 2024 and 2023. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2025, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments
2026	$78,587	$1,933
2027	42,675	1,986
2028	22,500	1,844
2029	3,465	1,852
2030	1,506	1,881
Thereafter	—	9,029
	$148,733	**$18,525**

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $71.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $16.2 million is included in accrued and other current liabilities and $6.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet as of December 31, 2025. Refer to Note 15 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.

Notes to the Consolidated Financial Statements

Employment Agreements

Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2025, the commitment under these agreements totaled $10.5 million.

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. The changes in the carrying amount of warranty obligations for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$2,810	$3,944
Provision charged to cost of sales	3,383	2,675
Usage	(3,099)	(2,643)
Adjustments to previously provided warranties, net	(26)	(1,016)
Currency translation	159	(150)
Balance at end of year	**$3,227**	**$2,810**

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2025, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report.

Notes to the Consolidated Financial Statements

Patent Litigation

Labcorp (as successor to ArcherDX)

In 2018, ArcherDX (succeeded in the litigation by Laboratory Corporation of America Holdings and Labcorp Genetics, Inc. (Labcorp)) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remained accrued as of December 31, 2024 in other long-term liabilities in the accompanying consolidated balance sheet. In the third quarter of 2025, the Court of Appeals for the Federal Circuit reversed the decision of infringement of the District Court of Delaware, vacated the $4.7 million damages award and granted judgment as a matter of law of non-infringement in favor of QIAGEN. The plaintiffs did not file any motion opposing this decision before the deadline and the matter is now closed. Accordingly, the $4.7 million accrual was reversed to restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2025.

21. Segment Information

We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and Life Sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company's financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole. As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the consolidated financial statements.

We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:

- Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and
- Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.

Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product category.

We generate revenue from a diverse customer base. For the years ended December 31, 2025, 2024 and 2023, no single external customer accounted for 10% or more of the Company's total consolidated revenue.

The CODM assesses the performance of the Company using consolidated net income as the measure of segment profit or loss because it captures the financial impact of the Company's operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company's profitability and is considered the most relevant metric for decision-making for the Company as a whole.

The CODM utilizes consolidated net income to make strategic decisions about:

- Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
- Investment in Research and Development: Determining the appropriate level of funding for research and development initiatives to drive innovation and maintain the Company's competitive edge.
- Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.

- Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.
- Capital Deployment: Assessing the Company's ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.

The CODM reviews certain significant expense categories when evaluating the Company's operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income and margin.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2025, 2024 and 2023:

(in thousands)	2025	2024	2023
Net sales	$2,089,999	$1,978,214	$1,965,311
Cost of sales:			
Adjusted cost of sales	702,988	653,403	659,001
Other cost of sales [1]	87,516	357,461	72,622
Total cost of sales	790,504	1,010,864	731,623
Gross profit	1,299,495	967,350	1,233,688
Operating expenses:			
Adjusted operating expenses	771,185	757,855	777,677
Other operating costs [1]	62,459	111,784	46,073
Total operating expenses	833,644	869,639	823,750
Income from operations	465,851	97,711	409,938
Total other income, net	24,414	23,436	19,871
Income before income tax expense	490,265	121,147	429,809
Income tax expense	65,385	37,556	88,506
Net income	**$424,880**	**$83,591**	**$341,303**

[1] Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.

The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the consolidated financial statements for other financial information regarding the Company's operating segment.

Geographical Information

Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $23.7 million, $20.9 million and $20.3 million for the years ended 2025, 2024 and 2023, respectively, and these amounts are included in the line item Europe, Middle East and Africa in the table below.

Net sales by geographical location for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023
Americas:			
United States	$998,448	$942,009	$935,281
Other Americas	88,065	89,557	84,774
Total Americas	1,086,513	1,031,566	1,020,055
Europe, Middle East and Africa	712,759	648,494	624,573
Asia Pacific, Japan and Rest of World	290,727	298,154	320,683
Total net sales	**$2,089,999**	**$1,978,214**	**$1,965,311**

Notes to the Consolidated Financial Statements

Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $1.0 million and $0.7 million as of December 31, 2025 and 2024, respectively.

Long-lived assets by geographical location as of December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Americas:		
United States	$153,956	$143,894
Other Americas	2,608	2,122
Total Americas	156,564	146,016
Europe, Middle East and Africa:		
Germany	670,947	526,251
Other Europe, Middle East and Africa	80,940	64,714
Total Europe, Middle East and Africa	751,887	590,965
Asia Pacific, Japan and Rest of World	15,497	16,630
Total long-lived assets	**$923,948**	**$753,611**

Accounting Policies

The accounting policies used to prepare segment information are consistent with those used in the preparation of the Company's consolidated financial statements in accordance with U.S. GAAP.

22. Share-Based Compensation

The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan) was approved at the June 2023 Annual General Meeting. We adopted the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2014 Plan expired in May 2024. At December 31, 2025, we had approximately 11.4 million common shares reserved and available for issuance under the 2014 and 2023 Plans.

The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to three years, with previous grants through 2020 having terms of five years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. We issue Treasury Shares upon the vesting of stock-based awards.

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At December 31, 2025, there was $65.2 million remaining in unrecognized compensation cost net of estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.38 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2025, 2024 and 2023 was $41.69, $42.88 and $44.37, respectively. The total fair value of stock units that vested during the years ended December 31, 2025, 2024 and 2023 was $60.7 million, $74.1 million and $39.4 million, respectively.

A summary of stock units as of December 31, 2025 and changes during the year are presented below.

Stock units	Number of stock units (in thousands)	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2025	3,606		
Granted	1,156		
Vested	(1,466)		
Forfeited	(210)		
Outstanding at December 31, 2025	**3,086**	**1.38**	**$138,776**
Vested and expected to vest at December 31, 2025	2,819	1.33	$126,778

We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.

Compensation Expense
Share-based compensation expense before income taxes for the years ended December 31, 2025, 2024 and 2023 totaled approximately $50.4 million, $43.6 million and $47.1 million, respectively, as shown in the table below.

(in thousands)	2025	2024	2023
Cost of sales	$6,044	$4,317	$3,296
Research and development	8,246	6,691	7,484
Sales and marketing	13,119	12,122	14,495
General and administrative	22,991	20,497	21,825
Share-based compensation expense	50,400	43,627	47,100
Less: Income tax benefit[1]	10,910	10,394	11,035
Share-based compensation expense, after tax	**$39,490**	**$33,233**	**$36,065**

[1] Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $1.3 million for the year ended December 31, 2023. There were zero excess tax benefits realized for the years ended December 31, 2025 and 2024.

The variability in share-based compensation expense primarily reflects the impact from performance achievement levels and forfeitures.

23. Employee Benefits

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expenses under the 401(k) plans were $3.7 million, $4.1 million and $4.5 million for each of the years ended December 31, 2025, 2024 and 2023, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2025, 2024 and 2023.

We have eight defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the

employees' employment period are based on the individuals' salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans totaled $9.2 million and $8.4 million as of December 31, 2025 and 2024, respectively, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets.

24. Related Party Transactions

From time to time, we have transactions with other companies in which we hold an interest as summarized in the table below.

Net sales to related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands)	2025	2024	2023
Net sales	$2,061	$3,073	$9,039

As of December 31, 2025 and 2024, balances with related parties are as follows:

(in thousands)	2025	2024
Accounts receivable	$1,978	$1,848
Accounts payable	$608	$872
Accrued and other current liabilities	$2,376	$1,367

25. Subsequent Event

In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."



Appendices

209 **Articles of Association**
221 **Principal Accountant Fees and Services**
222 **Taxation**
228 **Government Regulations**
241 **Exchange Controls**
242 **Documents on Display**
243 **Controls and Procedures**

Articles of Association

We are a public company with limited liability (*naamloze vennootschap*) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 7, 2026, and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code 2025 (the Dutch Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationships with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply or, if not, explain in its management report why, and to what extent, it does not comply with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.

This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association, Dutch Law and the Dutch Code.

Corporate Purpose

Our objectives include, without limitation, the performance of activities in the biotechnology industry as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our sustainable long-term value creation and our affiliated enterprise, taking into account the impact the actions of the Company and its affiliated enterprise have on people, the environment and our stakeholders' interests that are relevant in this context, which include, but are not limited to, our shareholders. Managing Directors shall be appointed by the General Meeting upon a binding nomination by the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting). However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles of Association, the General Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles of Association provide that the Supervisory Board may adopt management board rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of service of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual General Meeting on June 26, 2025.

Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favor of the proposal must be the Chairman. Each Managing Director has the right to cast one vote.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter. According to the Dutch Code, any conflict of interest between the Company

Articles of Association

and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing Director concerned, whether there is a conflict of interest. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Managing Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles of Association, the Supervisory Directors are required to serve the interests of our Company and our business and the interest of all stakeholders (which includes, but is not limited to, our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may, from time to time, determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. If, during a financial year, a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting, provided that the number of Supervisory Directors that may be appointed in this manner is limited to one-third of the number of Supervisory Directors determined by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation. Under our Articles of Association, the General Meeting may suspend or dismiss a Supervisory Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting.

Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. All transactions in which there are conflicts of interest with Supervisory Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

In accordance with Dutch law and the Dutch Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation & Human Resources Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2024 Annual General Meeting. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he or she sits should be long-term investments.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances,

Articles of Association

however, they may become liable, either toward QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability toward QIAGEN

Failure of a Managing Director or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing Director or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences.

Liability for Misrepresentation in Annual Accounts

Managing Directors and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, management commentary or interim statements of QIAGEN, although a Managing Director or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing Director or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (*onrechtmatige daad*) against another person. Although there is no clear definition of "tort" under Dutch law, breach of a duty of care toward a third party is generally considered to be tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.

Indemnification

Article 27 of our Articles of Association provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in our shareholders' register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York.

Articles of Association

The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name).

Financing Preference Shares

No Financing Preference Shares are currently issued or outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under "Dividends" below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates shall be issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under "Dividends" below.

Pursuant to our Articles of Association, QIAGEN's Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an "adverse person." For this purpose, an "adverse person" is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently, the Supervisory Board has not been designated to issue Preference Shares.

On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders' interests are at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent, and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.

Articles of Association

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ who resigned in 2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, at the end of 2025, each of these board members were reappointed for an additional two year term. The board of SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.

Issuance of shares

Under our Articles of Association, the Supervisory Board has the power to issue Shares, determine the issue price and establish further conditions of any such issuance, provided that it has been authorized by the General Meeting to do so. The authorization referred to in the preceding sentence can only be granted for a specific period of time not exceeding five years and may be extended in the same manner. If there is no designation of the Supervisory Board to issue shares in force, the General Meeting shall have authority to issue shares, but only upon the proposal of, and in accordance with the issue price and further conditions as determined by, the Supervisory Board. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On June 26, 2025, the General Meeting resolved to authorize the Supervisory Board until December 26, 2026, to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December 31, 2024, as included in the Annual Accounts for Calendar Year 2024.

Pre-emptive Rights

Under our Articles of Association, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the Company or one of our group companies. Under our Articles of Association, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if, at that time, the Supervisory Board's authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has the authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On June 26, 2025, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 26, 2026. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2024.

Acquisition of Our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up

capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted the authority to effect such acquisitions to the Managing Board. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company's issued share capital on the date of the acquisition. On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may, for the 18-month period beginning June 26, 2025, until December 26, 2026, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than 10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Financing Preference shares, against a price between one euro cent (euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association.

Synthetic share repurchase

During the Annual General Meeting held on June 26, 2025, the General Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e., until December 26, 2026, adjust the Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries. The key consequences of such a synthetic share repurchase included: (i) an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, of up to a maximum $500 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.

For more information on the synthetic share repurchase, refer to the explanatory notes to agenda Item 15 in the proxy statement relating to the Annual General Meeting of June 26, 2025 as well as our press release of December 18, 2025.

Capital Reduction

Subject to the provisions of Dutch law and our Articles of Association, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares, or (ii) reducing the nominal value of shares through an amendment of our Articles of Association. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Financial Year, Annual Accounts and Independent Registered Public Accounting Firm

Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial Reporting Standards as adopted by the European Union and accompanied by an Independent Auditor's Report. The annual report is submitted to the Annual General Meeting for adoption.

The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and to issue a report thereon.

On June 21, 2024, our shareholders appointed EY Accountants B.V. to serve as our external auditor for our statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union for the year ending December 31, 2025.

Dividends and Other Distributions

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid-up and called-up capital and any reserves required by Dutch law or our Articles of Association.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the financial year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve which was formed as share premium reserve upon the issue of Financing Preference Shares. If, in any financial year, the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve. Out of any remaining profits not allocated to reserves, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage is a function of the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal, following the calculation set forth in article 40.4 of our Articles of Association. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The Managing Board may, with due observance of Article 2:105 of the Dutch Civil Code and with the approval of the Supervisory Board, distribute an interim dividend, if and to the extent that the profits so permit. Interim dividends may be distributed on one class of shares only.

The General Meeting may resolve on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in the Netherlands, to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.

Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General

Meeting. This is different from the corporate law of most jurisdictions in the United States, which permits a corporation's board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The Annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing Board and Supervisory Board.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including, but not limited to, an announcement published by electronic means no later than the forty-second day prior to the day of the General Meeting. The notice will contain the agenda for the meeting or the notice is published along with the agenda.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN, not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects in the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders' meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

General Meetings are presided over by the Chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles of Association do not allow the adoption of shareholder resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

Further, a resolution of the General Meeting to amend our Articles of Association is only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until

the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles of Association require a greater majority or quorum.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall, upon request, be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law and our Articles of Association, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting in any event:

(1) the transfer of our enterprise, or practically our entire enterprise, to a third party;

(2) the entry into or termination of a long-term cooperation by us or one of our subsidiaries (*dochtermaatschappijen*) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of far-reaching significance for us; and

(3) the acquisition or divestment by us or one of our subsidiaries (*dochtermaatschappijen*) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000, may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprise Chamber of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.

Dissolution and Liquidation

The General Meeting may resolve to dissolve QIAGEN upon the proposal of the Supervisory Board. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall, upon the proposal of the Supervisory Board, determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.

During the liquidation process, the provisions of our Articles of Association will remain applicable to the extent possible.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise, the transfer will be deemed approved.

Limitations in our Articles of Association on Rights to Own Securities

Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles of Association do not impose limitations on rights to own our securities including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company or state.

Provisions which May Defer or Prevent a Change in Control

The Option Agreement and our Articles of Association could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares."

If SPAQ acquires the Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the general meeting of shareholders in a Dutch public limited company (*naamloze vennootschap*) whose securities are admitted to trading on a regulated market in the EU, such as QIAGEN.

Ownership Threshold Requiring Disclosure

Our Articles of Association do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law. See "Obligation of Shareholders to Disclose Major Holdings."

Obligation of Shareholders to Disclose Major Holdings

Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA or *Wet op het financieel toezicht*).

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including a potential interest, such as options and convertible bonds) in our issued share capital or voting rights must notify the Netherlands Authority for the Financial Markets (AFM) without delay, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in our total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below.

Under the FMSA, we are required to notify the AFM without delay of the changes to our total issued share capital or voting rights if our issued share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of

the relevant quarter, in the event our issued share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.

Furthermore, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in QIAGEN, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must notify the AFM without delay. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity, or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (*vruchtgebruik*) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.

Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions.

In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital, and any subsequent increase of that position by 0.1%, will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website **www.afm.nl**. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to

our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.

Management Notifications

Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect to our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified the AFM of a change in shareholding under the FMSA as described above under "Obligation of Shareholders to Disclose Major Holdings," such notification is sufficient for the purposes as described in this paragraph.

Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the Market Abuse Regulation) and the regulations promulgated thereunder, any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and the power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.

In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Directors and Supervisory Directors or any of the other persons as described above, are required to notify the AFM and QIAGEN of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Directors and Supervisory Directors or other person discharging the managerial responsibilities in respect of QIAGEN as described above.

The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares the member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notification obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.

Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

For the year ended December 31, 2025, our independent registered public accounting firm is EY Accountants B.V., Cologne, Germany, Auditor Firm ID: 1251.

For the year ended December 31, 2024, our independent registered public accounting firm was KPMG AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, Germany, Auditor Firm ID: 1021.

The Audit Committee has adopted a policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any management request for pre-approval, provided the Chair presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor's independence.

Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent registered public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in millions)	2025	2024
Audit fees	$3.0	$2.9
Audit-related fees	0.2	0.6
Tax fees	0.1	0.1
All other fees	—	—
Total	**$3.3**	**$3.6**

(in millions)	2025	2024
Audit fees	$3.0	$2.9
Audit-related fees	0.2	0.6
Tax fees	0.1	0.1
All other fees	—	—
Total	**$3.3**	**$3.6**

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN's consolidated financial statements. They also include fees billed for other audit services, which are those services that only the auditor can provide, and include the review of documents filed with the U.S. Securities and Exchange Commission.

Audit-related fees consist of fees and expenses for services that are related to the performance of the audit or review of QIAGEN's financial statements and are not reported under audit fees. These fees primarily relate to providing assurance on sustainability reporting and consultations concerning financial accounting of capital market transactions and reporting standards.

Tax fees include fees and expenses billed for tax compliance, tax planning and tax advice services.

All other fees include fees and expenses billed for services, other than those described above, as approved by the Audit Committee and as permitted by the Sarbanes-Oxley Act of 2002.

Taxation

The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are "U.S. Holders" (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are "non-resident Shareholders" or "Shareholders" (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares.

The statements of the Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report and, as a consequence, are subject to any changes in United States or the Netherlands law, or in the taxation conventions concluded by the United States and the Netherlands, occurring after such date. Tax considerations associated with currently enacted laws which are not in force as of this date have not been addressed in this description.

Netherlands Tax Considerations

The following describes the material tax consequences of an investment in our Common Shares under Netherlands law. Such description is based on current understanding of Netherlands' tax law currently in force as interpreted under officially published case law and in published policy, and it is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax laws (a "non-resident Shareholder" or "Shareholder").

Dividend Withholding Tax

General

Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to the Netherlands taxing authorities. The term "dividends" means income from shares or other rights participating in profits as well as income from other corporate rights that are subjected to the same taxation treatment as income from shares by the laws of the Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to dividend withholding tax, unless derived from our paid-in share premium that is recognized as equity for Netherlands tax purposes.

No dividend withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should, in general, be subject to dividend withholding tax.

A domestic exemption from the Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that owns 5% or more of the nominal paid-up share capital and qualifies as a beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose, or one of the main purposes, to avoid tax for another individual or entity and the structure is considered artificial (i.e., not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.

A corporate Shareholder may also be eligible for relief of the Netherlands dividend withholding tax under Netherlands' tax law or under a tax convention that is in force between the country of residence of the Shareholder and the Netherlands.

Specific for U.S. Shareholders

The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient

is entitled to benefits under the Tax Convention between the Netherlands and the United States (the Convention) and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.

Dividend Stripping

A refund, reduction, exemption or credit of the Netherlands dividend withholding tax on the basis of the Netherlands' tax law, or on the basis of a tax convention between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (*uiteindelijk gerechtigde*) of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of "dividend stripping." In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred, in return for a consideration, its shares or its entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of the Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids the Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring its shares or its entitlement to the dividend distributions in exchange for a consideration.

Income Tax and Corporate Income Tax

General

A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares, or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

a. the non-resident Shareholder does not carry on, or have an interest in, a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

b. the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (*aanmerkelijk belang*, as defined in the Netherlands' tax law) in our share capital or, in the case of an individual, such a substantial interest, such interest is a "business asset," or, in the case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose, or one of the main purposes, to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement, or series of arrangements, are considered artificial to the extent they have not been put in place for valid commercial reasons that reflect economic reality; and

c. the non-resident Shareholder is not entitled to a share in the profits of an enterprise to which our Common Shares are attributable, and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (*aanmerkelijk belang*) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the issued capital of (a class of) our shares; does not have the right to acquire 5% or more of the issued capital of (a class of) our shares; and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term "business asset." Whether this determination can be made in general depends on the facts presented and, in particular, on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key motive of his investment in our Shares may not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder's involvement in our business will exceed regular monitoring of his investment in our Shares.

A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention.

Taxation

Specific for U.S. Shareholders

U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax (as explained above). For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax or Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for tax relief.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder should generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder is not considered a (deemed) resident of the Netherlands. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies (and investors therein); holders that own our Common Shares as part of a "straddle," "hedge," "conversion transaction," or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax-exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement; or holders that have owned or will (directly, indirectly or constructively) own 10% or more of the total voting power or value of our Common Shares.

This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be or has been requested from the Internal Revenue Service (IRS) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax or non-U.S. tax). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

As used herein, the term "U.S. Holder" means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and under the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement classified as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares.

Taxation

Taxation of Dividends

Subject to the discussion below under "Passive Foreign Investment Company Status," the sum of any cash plus the fair market value of any property that we distribute (before reduction for Netherlands withholding tax) to a U.S. Holder with respect to our Common Shares generally will be included in the U.S. Holder's gross income as a dividend, taxable as ordinary income from foreign sources to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dividends paid to a non-corporate U.S. Holder by a "qualified foreign corporation" may be subject to a reduced rate of tax if certain conditions are met, including the following: QIAGEN must not be classified as a "passive foreign investment company" (PFIC) (discussed below), QIAGEN must be a "qualified foreign corporation" (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S. Holder as "investment income" for purposes of the investment interest deduction rules. A "qualified foreign corporation" generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares generally will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of our earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our Common Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign Tax Credit

Subject to the PFIC rules discussed below, a U.S. Holder that is subject to Netherlands withholding tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Netherlands withholding tax. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.

Limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source" and the limitation is calculated separately for each with respect to specific categories of income. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Netherlands tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.

Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Disposition of our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder's adjusted tax basis in our Common Shares. Such capital gain or loss generally will be subject to U.S. federal income tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder's initial tax basis in Common Shares generally will equal the cost of such shares.

Passive Foreign Investment Company Status

We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation and as if it had received directly its proportionate share of the income of such other corporation (the "look-through rule"). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary's income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary's stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2023, December 31, 2024 and December 31, 2025 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Shares would be allocated pro-rata over the U.S. Holder's holding period for our Common Shares. The amounts allocated to the taxable year of the sale or other disposition, and to any year before we became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to any amount allocated to any prior taxable year that we were a PFIC. Further, if we are a PFIC for any taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such excess amount would be subject to taxation in the same manner as gain on the sale or other disposition of Common Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Common Shares. If we are treated as a PFIC with respect to a

U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.

Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Common Shares.

Foreign Currency Issues

If dividends on our Common Shares are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

Backup Withholding and Information Reporting

U.S. backup withholding and information reporting requirements generally apply to payments made to non-corporate holders of Common Shares that are paid within the United States or through certain U.S. related financial intermediaries. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Common Shares by a paying agent within the United States (or through certain U.S. related financial intermediaries) to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Common Shares to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.S. Holder's income tax liability by filing a refund claim with the IRS in a timely manner and furnishing required information.

Foreign Financial Asset Reporting

Certain U.S. Holders who hold "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution" (as defined in Section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938) (higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States). Persons who fail to timely furnish the required information may be subject to substantial penalties. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares.

Government Regulations

We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution of many of our products.

European Union Regulations

In the European Union, in vitro diagnostic medical devices (IVDs) had been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive required that medical devices meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States have presumed compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the European market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain or apply a CE mark.

The IVD Directive has been replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and fully implemented as of May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal requirements. Among other things, the IVDR introduced a new risk-based classification system and requirements for conformity assessments. Under subsequent amendments of IVDR, IVDs already certified under the IVD Directive by a Notified Body may remain on the market until December 31, 2027, and IVDs certified under the IVD Directive without the involvement of a Notified Body may be placed on the market up to December 31, 2027 (IVDR class D IVDs), December 31, 2028 (IVDR class C IVDs) and December 31, 2029 (IVDR class B and class A sterile IVDs). The deadline for IVDR Class A in vitro diagnostic devices remained as May 26, 2022. The sell-off date was removed in subsequent amendments to the IVDR. As a result, there is no longer a limit for making available IVD products or putting into service IVD instruments that have been placed on the market according to these dates. IVD instruments that were placed on the market under the IVD Directive may remain indefinitely until decommission, if properly maintained. Nonetheless, manufacturers of devices certified under the IVD Directive without the involvement of a Notified Body must comply with specific requirements in the IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR's conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as non-listed Annex II devices (i.e., self-certified without the involvement of a Notified Body), while under the IVDR most of QIAGEN products will require the involvement of a Notified Body, and those that are in the highest risk class (IVDR class D) will have to be tested by a designated EU Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.

The EC has designated thirteen (13) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN's Notified Bodies, TÜV Rheinland LGA Products GmbH (NB0197) and BSI Group The Netherlands B.V. (NB 2797). MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. In December 2023, the European Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class D IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of IVDR class D IVDs, collaborating with Notified Bodies to develop best practices for IVD conformity assessments, and providing

scientific and technical assistance on the implementation of the IVDR. Most recently, on December 6, 2025, the European Commission released a proposal to amend the IVDR with the goal of simplifying the applicable rules, reducing the administrative burden on manufacturers, and enhancing the predictability and cost-effectiveness of the certification procedure while maintaining a high level of public health protections for EU patients and consumers.

IVDR defines an In-House Device (IHD) as a device that is manufactured and used only within a Health Institution established in the Union and that meets all conditions set in Article 5(5) of such regulation. QIAGEN cannot design, manufacture or use IHDs. However, Health Institutions can lawfully use QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own IHD workflows according to Article 5(5) requirements.

Some products manufactured by QIAGEN are intended for non-clinical use. These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. These products do not have medical purpose and thus they are not considered medical devices under the scope of the IVDR.

A subset of products intended for non-clinical use are those that are sold for research purposes in the European Union territory and are therefore labeled "For Research Use Only" (RUO). Other products intended for non-clinical use, are referred by QIAGEN to as "for molecular biology applications" or more recently directly as "for non-clinical applications" (mainly instruments).

QIAGEN acknowledges that products intended for non-clinical use can be lawfully used by Health Institutions to develop IHDs in accordance with Article 5(5) of the IVDR. QIAGEN does not promote any of its products for non-clinical applications for use in IHDs or assist in the development of such IHDs for IVD purposes. Nonetheless, QIAGEN may participate in creating a workflow for non-clinical applications. The Laboratory, at its sole discretion and responsibility, may later decide to transition this into an IHD workflow, adhering to the restrictions outlined in Article 5(5) of the IVDR.

The General Data Protection Regulation (GDPR) of the European Union, imposes restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. GDPR and other EU data privacy and security laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action, fines, or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.

Recent publication of the Cyber Resilience Act in the European Official Journal (20/11/2024) imposes significant cyber security requirements on QIAGEN products that are not regulated as medical devices (i.e., for non-clinical applications). Most provisions, such as CE marking and compliance with cyber security requirements, will become applicable 36 months later (i.e: December 2027). However, reporting requirements will take effect 21 months after the entry into force (i.e: September 2026).

The Artificial Intelligence (AI) Act (Regulation (EU) 2024/1689 laying down harmonized rules on artificial intelligence) provides AI developers and deployers with clear requirements and obligations regarding specific uses of AI. The EU AI Act was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and will be effective from August 2, 2026. QIAGEN devices implementing AI will be subject to this regulation.

United Kingdom

The U.K.'s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K. Responsible

Person rather than relying on European Authorized Representatives, to manage their compliance efforts in the U.K.

The U.K. Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks for IVDs certified under the IVD Directive until the earlier of June 30, 2030 or the expiration of the certificate and for IVDs certified under the IVDR until June 30, 2030. Companies must register with the MHRA before placing IVDs on the U.K. market. To continue marketing CE marked IVDs in the U.K. once the designated MHRA recognition period has lapsed, companies selling in the U.K. will have to obtain a new marking authorization, called a U.K. Conformity Assessed mark (UKCA), for each IVD product.

United States

In the United States, IVDs are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.

Certain types of tests, like some that QIAGEN manufactures and sells in the United States for non-clinical applications, including those classified for research use only (RUO), are not subject to the FDA's premarket review and controls because QIAGEN does not promote these tests for IVD applications.

Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, were historically subject to enforcement discretion and not actively regulated by the FDA. However, as LDTs have increased in complexity, the FDA took a risk-based approach to their regulation, while Congress also signaled interest in clarifying the regulatory landscape for LDTs as stakeholders across the spectrum expressed a need for regulatory certainty and clear operating guidelines. Following several years of inaction by Congress on this issue, in May 2025 the FDA issued a final rule to regulate LDTs under the medical device framework and to phase out the longstanding enforcement discretion policy; the final rule became effective on July 5, 2024 and was expected to begin entering into force against non-exempt "LDT manufacturers" in May 2025.

Following issuance of the LDT final rule, the American Clinical Laboratory Association (ACLA) and one of its members, as well as the Association for Molecular Pathology (AMP) and one of its members, filed complaints against the FDA in the Eastern District of Texas and the Southern District of Texas, respectively. Both complaints alleged that the agency did not have authority to promulgate the LDT final rule and sought to vacate the FDA's action; the two cases were subsequently consolidated into a single action. On March 31, 2025, the US District Court for the Eastern District of Texas vacated the final rule in its entirety and remanded the matter to the FDA, holding that the rule exceeded the agency's authority under the Federal Food, Drug, and Cosmetic Act. The agency did not appeal the district court's decision. As a result, the phase-in deadlines established by the rule are no longer operative, and in September 2025 the FDA implemented the court's vacatur of the final rule with a formal public notice.

The ACLA vs. FDA court's decision removes the regulatory burden that the final rule would have imposed on clinical laboratories had it been upheld. However, uncertainty remains regarding the future of federal oversight in this area, as Congress could enact new legislation establishing a statutory framework for regulating all IVDs, including LDTs. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS.

QIAGEN cannot design, manufacture or use LDTs. However, laboratories can lawfully use QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own LDT workflows.

Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from

premarket review and are subject to general controls, including adherence to the FDA's Quality System Regulation (QSR), which describes device-specific current good manufacturing practices and was recently replaced with the Quality Management System Regulation (QMSR), described below, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or 510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval application, or De Novo classification request) for FDA review.

On January 31, 2024, the FDA issued a final rule amending the device current good manufacturing practice (CGMP) requirements of the QSR under 21 CFR 820 to align more closely with the international consensus standard for Quality Management Systems for medical devices (ISO 13485:2016) used by many other global regulatory authorities. The QMSR final rule took effect on February 2, 2026, two years after publication. The QMSR incorporates ISO 13485:2016 by reference and maintains certain FDA requirements from the QSR related to record keeping and medical device reporting. As QIAGEN's QMS is already certified to ISO 13485:2016, the change will have minimal impact; QIAGEN has completed a gap analysis and is progressing towards implementation of identified actions.

510(k) Premarket Notification

A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another device, termed a "predicate device," that is legally marketed in the United States and is not subject to premarket approval. A device is substantially equivalent to a predicate device if its intended use(s), performance, safety and technological characteristics are similar to those of the predicate; or has a similar intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA determines that the device (1) is not substantially equivalent to a predicate device, (2) has a new intended use compared to the identified predicate, (3) has different technological characteristics that raise different questions of safety and effectiveness, or (4) has new indications for use or technological characteristics and required performance data were not provided, it will issue a "Not Substantially Equivalent" (NSE) determination. If the FDA determines that the applicant's device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use.

De Novo Classification

If a previously unclassified new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device.

Premarket Approval

The PMA process is more complex, costly and time consuming than either the 510(k) process or the De Novo classification process. A PMA must be supported by more detailed and comprehensive scientific evidence, including

Government Regulations

clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a "significant risk" device may not begin until the sponsor submits an investigational device exemption (IDE) application to the FDA and obtains approval to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA and begin the substantive review process. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before the modified device may be marketed.

Any products manufactured and sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including quality system requirements, record-keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant for new devices, withdrawal of existing marketing authorizations and criminal prosecution.

Regulation of Companion Diagnostic Devices

If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. The FDA defines an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product.

The FDA has also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.

The FDA applies a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness.

We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted. On 25 November 2025, FDA formally proposed down-classifying nucleic acid-based test systems for use with a corresponding approved oncology therapeutic product. When finalized (expected in 2026), many QIAGEN companion-diagnostic devices will be able to use the 510(k) or de Novo pathways instead of the PMA pathway. Clinical studies will still be required, some requiring an IDE where the risk level of the study is more than minimal.

The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.

Government Regulations

The sponsor of the IVD companion diagnostic device will be required to comply with the FDA's IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements.

Products Intended for Non-clinical Use

Some products manufactured by QIAGEN are intended for non-clinical use. These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. They are not intended to produce results for clinical use and are not themselves the object of the research. These products do not have medical purpose and thus they are not considered medical devices under FDA regulations.

A subset of products intended for non-clinical use are those that are sold for research purposes and are therefore labeled "For Research Use Only" (RUO). RUO refers to devices that are in the laboratory phase of development or are intended only for non-clinical research purposes with goals other than the development of a commercial IVD product, while investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics (refer to "Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only. Guidance for Industry and Food and Drug Administration Staff", issued November 25, 2013).

The other products intended for non-clinical use are referred to by QIAGEN as "for molecular biology applications" or more recently directly as "for non-clinical applications" (mainly instruments).

Because QIAGEN does not promote non-clinical use products for IVD purposes, we believe that these products are exempt from the FDA's premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval.

Further, it is possible that some of our products intended for non-clinical use may be lawfully used by some laboratories in their LDTs, which they may then develop, validate and use for IVD purposes. QIAGEN does not promote any products for non-clinical applications for use in LDTs or assist in the development of such LDTs for IVD purposes.

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or "protected health information" (PHI) under HIPAA. Such service providers are called "Business Associates." Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other PHI by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to maintain the security of PHI.

Congress subsequently enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates.

Under HITECH's breach notification requirements, Covered Entities must report breaches of PHI that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.

Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of PHI are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.

California has also adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.

The regulations issued under the CCPA have been modified several times. Additionally, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 2020 election. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023. There are also several federal privacy proposals under consideration in Congress in 2026, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.

Cyber Security and Artificial Intelligence

The FDA has recently published new guidances for industry to regulate significant aspects of cyber security and artificial intelligence and more are expected to come at the time of closing this report. QIAGEN is taking measures to update either standalone software or software driving IVD instruments to fulfill the most recent requirements.

Additionally, we are subject to emerging regulations and guidelines with respect to other activities, including operational use of artificial intelligence (AI) tools. AI is increasingly shaping industries worldwide, including Life Sciences

and healthcare. AI innovation introduces risks and challenges that could impact our business in a variety of ways unrelated to FDA's oversight of cyber devices. Potential risks include breaches of confidentiality and privacy obligations, noncompliance with emerging laws and regulations, threats to intellectual property rights, including not only the leakage of our proprietary information but also the risk that AI-generated outputs may infringe third-party intellectual property rights, and the misuse of personally identifiable information or PHI. In the United States, more than thirty states regulate AI or are considering proposed legislation that would regulate AI and its use in healthcare, including California, Texas, and Massachusetts. Generally, such regulations aim to protect individuals such as consumers, employees, and/or job applicants from bias, discrimination, and invasion of privacy and to promote transparency with respect to use of AI by companies.

The U.S. Federal Trade Commission (FTC) also recently published guidance for companies selling genetic testing products on securing DNA data and outlined enforcement priorities, anticipating close monitoring of genetic testing companies' use of AI, including DNA algorithms. The FTC guidance instructs companies to safeguard consumers from potential detrimental effects of AI usage such as bias, invasion of privacy, and accuracy; notes that protection of genetic data is FTC's top priority; and reminds companies to prepare notices regarding their collection, use, and disclosure of genetic information and to consider affirmative express consent requirements.

U.S. Fraud and Abuse Laws and Other Healthcare Regulations

A variety of state and federal laws prohibit fraud and abuse involving state and federal healthcare programs, as well as commercial insurers. These laws are interpreted broadly and enforced aggressively by various federal and state agencies, including the Centers for Medicare & Medicaid Services (CMS), the Department of Justice (DOJ), and the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The Company seeks to conduct its business in compliance with all applicable federal and state laws.

State and federal fraud and abuse laws may be interpreted and applied differently, and arrangements and business practices could be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws could result in a wide range of penalties, including but not limited to significant criminal sanctions and civil fines, among other penalties.

The Anti-Kickback Statute

The federal Anti-Kickback Statute (AKS) is a criminal statute that prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce a person:

- To refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by federal healthcare programs; or
- To purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering, any good, facility, service, or item for which payment may be made by a federal healthcare program.

A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as "safe harbors," which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-circumstances analysis is necessary to determine AKS compliance or lack thereof. Potential statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.

In addition to the federal AKS, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they

do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply to both state healthcare programs and commercial insurers. The penalties for violating state anti-kickback provisions can be severe, including criminal and civil penalties (including penalties under the state false claims law), imprisonment, and exclusion from state healthcare programs.

The False Claims Act

The federal False Claims Act (FCA) imposes civil liability on any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly makes, uses, or causes to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as "reverse false claims").

In addition, the FCA permits a private individual acting as a "whistleblower" (also referred to as a "relator") to bring FCA actions on behalf of the federal government under the statute's qui tam provisions, and to share in any monetary recovery. The federal government may elect or decline to intervene in such matters, but if the government declines intervention, the whistleblower may still proceed with the litigation on the government's behalf.

Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from participation in federal healthcare programs.

Various states have enacted similar laws modeled after the FCA that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to any payor, including commercial insurers.

There is also a federal criminal false claims statute that prohibits, in pertinent part, the making or presentation of a false claim, knowing such claim to be false, to any person or officer in the civil, military, or naval service or any department or agency thereof. Potential penalties for violating this statute include fines or imprisonment.

Healthcare Fraud and False Statements

The federal healthcare fraud statute criminalizes, in pertinent part, knowingly and willfully defrauding a healthcare benefit program, which is defined to include commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from participation in federal healthcare programs. The federal criminal statute prohibiting false statements relating to healthcare matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also applies to healthcare benefit programs. A violation of this statute may result in fines or imprisonment.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law (CMP Law) prohibits, among other things, (1) the offering or transfer of remuneration to a beneficiary of Medicare or a state healthcare program if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The potential penalties for violating the CMP Law include exclusion from participation in federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Physician Payments Sunshine Act

The federal Physician Payments Sunshine Act (Sunshine Act) imposes reporting requirements on manufacturers of certain devices, drugs, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (CHIP), with certain exceptions. Manufacturers to which the Sunshine Act applies must collect and report annually certain data on certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. The reporting program (known as the Open Payments program) is administered by CMS.

There are also an increasing number of state "sunshine" laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices.

Failure to comply with the Sunshine Act or state equivalents could result in civil monetary penalties, among other sanctions, depending upon the nature of the violation.

Foreign Corrupt Practices Act

Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.

Environment, Health and Safety

We are subject to laws and regulations related to the protection of the environment, the health and safety of our employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the U.S. Postal Service and the International Air Transport Association. The U.S. Environmental Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company.

Rest of the World Regulation

In addition to regulations in the United States and the EU, we are subject to a variety of regulations governing clinical studies and commercial sales and distribution of molecular testing instruments, consumables and digital solutions in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing facilities, as well as controlled research, testing and governmental authorization of product candidates. Additionally, they may require adherence to good manufacturing, clinical and laboratory practices.

We must obtain marketing authorization from regulatory authorities in all countries where we distribute our products. The requirements governing the conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of

regulatory authorizations, product recalls, seizure of products, operating restrictions, or criminal prosecution.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including commercial insurers (which might include health maintenance organizations and preferred provider organizations); government healthcare programs (such as Medicare or Medicaid); and, in many cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business.

In addition, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2032 unless additional Congressional action is taken.

We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor's discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.

As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay-for-performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.

Code Assignment

In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology (CPT) code used to identify a test. The American Medical Association (AMA) publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and thereby to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own Healthcare Common Procedure Coding System (HCPCS) codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for laboratories or manufacturers that want to more specifically identify their test.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a PLA Code or both. In addition, Z-Code identifiers are unique five-character

alphanumeric codes associated with a specific molecular diagnostic test. When a claim is submitted to a payor for molecular diagnostic testing, it includes the associated CPT code and, if required, the applicable Z-Code identifier. Assignment of a specific CPT code can facilitate but does not guarantee routine processing and payment for a diagnostic test by both commercial insurers and government payors.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code (among other existing CPT codes). A manufacturer or provider may also decide not to request assignment of a CPT code and instead use an existing, non-specific (or other) CPT code (or codes) for reimbursement purposes. However, use of non-specific codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved "stacking" a series of non-biomarker-specific CPT codes together to describe the testing performed. CMS issued final national reimbursement amounts for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated "stacking" method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.

As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), applicable laboratories are required to report to CMS commercial insurer payment rates and volumes for their tests. CMS uses the data reported and the HCPCS code associated with the test to calculate a weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for certain clinical diagnostic laboratory tests (CDLTs), subject to certain phase-in limits. For a CDLT that is assigned a new or substantially revised CPT code, the initial payment rate is assigned using the gap-fill methodology.

If the test at issue falls into the category of new advanced diagnostic laboratory test (ADLT) instead of CDLT, the test will be paid based on an actual list charge for an initial period of three quarters, before being shifted to the weighted median commercial insurer rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount.

Since December 2019, Congress has passed a series of laws to modify PAMA's statutory requirements related to the data reporting period and phase-in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Consolidated Appropriations Act of 2026 (Pub. L. 119-75, enacted February 3, 2026) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction. Under these statutory provisions, the next data reporting period for CDLTs that are not ADLTs will be May 1, 2026 through July 31, 2026, and will be based on the most recent data collection period of January 1, 2025 through June 30, 2025. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2029, 2032, etc.).

This same series of laws passed since December 2019 also modified the phase-in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through 2026, as compared to the payment amounts for a test the preceding year. The Consolidated Appropriations Act of 2026 further applied a 0.0 reduction limit for calendar year 2026. As a result, payment may not be reduced by more

Government Regulations

than 15 percent per year for calendar years 2027, 2028, and 2029, as compared to the payment amount established for a test the prior year.

CMS's methodology under PAMA (as well as the willingness of commercial insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders commercial insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. Given the many uncertainties built into PAMA's price-setting process, it is difficult to predict how payments made by CMS under the CLFS may change from year to year.

Coverage Decisions
When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient's condition. Coverage of a drug therapy and its companion diagnostic for cancer treatment indications may be validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurers may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment
Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, commercial insurers may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient's condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.

European Union

In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions which, again, can vary by country.

Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, to the rights of shareholders from outside the Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in the Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC, pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at **www.sec.gov** that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC's website is provided solely for information purposes and is not intended to be an active link. We file our IFRS annual report (in accordance with EU-IFRS and Dutch law) with the AFM, including the register that the AFM maintains.

Controls and Procedures

Disclosure Controls and Procedures
Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act: (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2025, our internal control over financial reporting is effective. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Parse Biosciences, Inc. which is included in the 2025 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 4.59% of total assets as of December 31, 2025 and 0.33% of revenues for the year then ended. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Independent Registered Public Accounting Firm
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) as of and for the year ended December 31, 2025, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Its reports are included in this Annual Report on Form 20-F beginning on page 116.

Controls and Procedures

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Internal Control over Non-Financial Reporting
We have implemented internal controls over non-financial information, namely sustainability reporting, based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. We continue to implement improvements in our internal controls over non-financial reporting.

Further Information

Your Contacts

For Investors
Phone: +49 2103 29 11709

Email: IR@QIAGEN.com

For Media
Phone: +49 2103 29 11711

Email: PR@QIAGEN.com

Financial Calendar

Annual General Meeting of Shareholders of QIAGEN N.V.
June 2026

First Quarter 2026 Results
May 2026

Second Quarter 2026 Results
August 2026

Third Quarter 2026 Results
November 2026

Fourth Quarter 2026 Results
February 2027

Publication Date

April 2026

QIAGEN on the web

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Trademarks

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®.

For a complete list of QIAGEN's trademarks and disclaimers, please refer to QIAGEN's webpage at www.QIAGEN.com/trademarks-and-disclaimers

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

Further Information

Imprint

QIAGEN N.V. - The Netherlands

Address
QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Contact
Phone: +31 77 35566-00

Email: IR@QIAGEN.com

Website: www.QIAGEN.com

Annual Reports

This document contains detailed financial information about QIAGEN prepared under generally accepted accounting standards in the U.S. (U.S. GAAP) and included in our Form 20-F Annual Report filed with the U.S. Securities and Exchange Commission and available on our website. QIAGEN also publishes an annual report under IFRS accounting standards prepared in accordance with the requirements of Dutch law. The IFRS Annual Report is available on our website at www.QIAGEN.com.


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